79

Follow-Up Materials

06013240

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Northwest Co Fund

*CURRENT ADDRESS

**FORMER NAME

PROCESSED MAY 11 2006 E THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34737 FISCAL YEAR 1-28-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 5/10/06

82-34737

NORTH WEST COMPANY FUND 2005

Management's Discussion & Analysis and Consolidated Financial Statements

EXEMPTION NUMBER 82-34737

1-28-06
AR/S

INVESTOR · CUSTOMER · EMPLOYEE · COMMUNITY · SUPPLIER

ENTERPRISING
THE NORTH WEST COMPANY

Our purpose is to enhance lives by offering shopping choices that are convenient, dependable and lifestyle driven.

NORTH WEST COMPANY FUND 2005

Management's Discussion & Analysis and Consolidated Financial Statements

TABLE OF CONTENTS

Management's Discussion & Analysis

Consolidated Financial Statements

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements on pages 19 to 28 which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to March 16, 2006, unless otherwise stated.

Forward-Looking Statements This MD&A contains forward-looking statements. These statements relate to, among other things, sales growth, expansion, capital expenditures and the Company's business strategy. Forward-looking statements are subject to uncertainties and risks. These include industry and economic conditions; changes in our relationship with our communities and suppliers; pricing pressure and other competitive factors; the availability and cost of merchandise, fuels and utilities; the results of our efforts to improve cost effectiveness; the rates of return on the Company's pension plan assets; changes in regulations; and the availability and terms of financing. These types of risks are outlined in the Risk Management section of this MD&A. The Company's results and events may vary significantly from those included in, contemplated or implied by the forward-looking statements in this MD&A.

Additional information on the Company, including our Annual Information Form, can be found on SEDAR at www.sedar.com or on the Company's website at www.northwest.ca.

Management's Discussion & Analysis

VISION AND CORE BUSINESSES

Strong Values, Solid Returns The North West Company (NWC) is a leading retailer of food and everyday products and services to rural communities and urban neighbourhoods across Canada and Alaska.

The Company's core strengths start with our unique understanding and experience in remote location retailing, our knowledge in serving Aboriginal customers and their communities and our ability to leverage these strengths to serve customers within other attractive niche markets.

Our purpose is to enhance lives by offering shopping choices that are convenient, dependable and lifestyle driven. In striving to fulfill this purpose, we aim to:

- Continually enhance our strengths to maximize our core business' long-term profitability and enable related new growth opportunities;
- Actively support the communities in which we operate, contributing to their long-term development;
- Foster a spirit of enterprise and growth for our people, within a work environment characterized by respect, openness, encouragement, learning, innovation and reward for performance;
- Deliver stable top quartile total returns to our unitholders; and
- Demonstrate integrity in all facets of our business.

The Company's stores have continuously served markets in northern Canada and Alaska, through predecessor companies, for more than 300 years.

The Largest Remote Retailer The North West Company is the largest remote market retailer in North America with operations across northern Canada and rural Alaska. NWC's stores offer a broad range of products and services with an emphasis on food. Our value offer is to be the best local shopping choice for everyday household and local lifestyle needs.

The Company's stores have continuously served markets in northern Canada and Alaska, through predecessor companies, for more than 300 years. These stores operate in communities with populations from 500 to 7,000. A typical store is 7,500 square feet in size and offers food, family apparel, housewares, appliances, outdoor products and services like cheque cashing, catalogue ordering, money transfers and quick-service prepared food.

Since 2001, we have applied our expertise and infrastructure to new growth opportunities. These include wholesaling to independent stores and opening junior discount stores in rural communities and urban neighbourhoods in western Canada.

The North West Company operates the following retail banners and wholesale businesses in two reporting segments:

Canadian Operations

- **131 Northern** stores, offering a combination of food and general merchandise to remote, northern Canadian communities;
- **15 Giant Tiger** junior discount stores offering family fashion, household products and food at convenient locations in Manitoba, Saskatchewan and Alberta;
- **5 NorthMart** stores, targeted at larger, regional markets and offering an expanded selection of fashion merchandise and fresh food;
- **10 Quickstop** convenience stores, offering prepared foods, petroleum products and a full convenience assortment;
- ***Selections*** catalogue, more than 325,000 of which are distributed across northern Canada, featuring everything from fashion and snowmobiles to computers and boats;
- **Crescent Multi Foods**, a distributor of produce and fresh meats to independent grocery stores in Saskatchewan, Manitoba and northwestern Ontario;
- **3 North West Company Fur Marketing** outlets, offering native handicrafts and authentic Canadian heritage products, as well as wild furs; and
- **The Inuit Art Marketing Service**, Canada's largest distributor of Inuit art.

U.S. Operations

- **25 AC Value Centers**, offering a combination of food and general merchandise to communities across rural Alaska;
- **2 Quickstop** convenience stores, offering prepared foods, petroleum products and a full convenience assortment; and
- **Frontier Expeditors**, a distributor of food and general merchandise to independent grocery stores in rural Alaska.

STRATEGIES

The Company's long range plans are typically developed in five-year cycles and are reviewed and adjusted through an annual operating plan. The most recent long range plan was completed in 2004 and sets out key strategies together with operating and financial goals.

The Company's first strategic priority is to ensure that its core business — retailing in northern Canada and Alaska — continues to deliver both stability and growth in earnings. Second, we aim to take advantage of related new opportunities through Giant Tiger new store growth in western Canada, expansion of our wholesaling customer base, and through acquisitions.

Our remote store banners have produced consistent profit over the past 10 years. Food market share and margin rates have increased through better sourcing of our store-branded products and manufacture-label products that offer a value alternative to national brands, and by building our store-level capability with training, new technology and best practices. We have also pursued new product and service opportunities. These growth initiatives have been partially offset by a lack of new store locations and profit erosion in some of our general merchandise product categories due to increased outshopping competition.

Our food merchandising strategy for our remote stores was adjusted in 2005 to place more emphasis on lower pricing in select product categories, in addition to more new item and "special buys". This focus will continue into 2006. In general merchandise the priority continues to be on increasing profitability through better supply chain and ordering practices. At store level we have several more years of opportunity to improve capability through investments in technology, improvements in work methods and by upgrading the skills of our store teams.

Our remote store banners have produced consistent profit over the past 10 years.

Our remote store base provides us with the financial resources, stability and knowledge to pursue expansion into related opportunities. We are opportunistic in pursuing new ventures, for example the roll-out of Giant Tiger stores in western Canada, but we also focus on ensuring that their risk/return profile has a high potential to be close to that of our core northern business. This requires looking at the long term potential of a venture and the probability of achieving threshold returns on a sustainable, consistent basis. We place a heavy weighting on new ideas, clear principles, execution and the ability to track performance.

The Company's efforts to develop local management and staff have helped foster healthy community relations, especially within Aboriginal communities. The number of Aboriginal people in management positions has increased steadily from 61 in 1992 to 195 in 2005. We also work closely with local Aboriginal corporations in our store development projects.

Giant Tiger stores are a junior discount format offering trend-right apparel and hardlines merchandise, an everyday food product mix and convenient locations. The value offer focus is on everyday low prices; in-stock of basics and advertised goods; new fashion merchandise; community involvement; and friendly service within a convenient, easy-to-shop store.

We have a 30-year exclusive franchise agreement with *Giant Tiger Stores Limited*, based in Ottawa, Ontario to develop Giant Tiger stores in western Canada. Under this agreement, *Giant Tiger Stores Limited* provides general merchandise product sourcing, merchandising, information systems and administration support in return for a royalty based on sales. We are responsible for developing and operating the stores and for food procurement and distribution.

In 2005, four Giant Tiger stores were opened, bringing our total to 14 as at January 28, 2006. With a large percentage of newer stores, our priority is to accelerate the maturation of each location through training and ongoing adjustments to local selling opportunities. We also continue to focus on improved recruiting and site selection so that we can support a larger number of annual store openings. Finally, we are focused on finding efficiencies to reduce the incremental freight-related cost of doing business in western Canada.

Our wholesaling expansion plans are centered on Crescent Multi Foods (CMF) in western Canada and Frontier Expeditors (FE) in Alaska. Over the past few years, sales of CMF have increased significantly as we have expanded our product range and centralized meat procurement and distribution for our own stores in western Canada. In 2006 we will complete an assessment of the potential to further increase CMF's business by adding more product lines and targeting new geographic regions in the western Canadian independent wholesale market.

Similarly, we see potential to continue winning market share for FE in rural Alaska. FE is one of only two food distributors in the state with a local warehouse facility and is well-positioned for continued growth as a full-service, one-stop, food and general merchandise supplier to small independent retailers.

We place a heavy weighting on new ideas, clear principles, execution and the ability to track performance.

KEY PERFORMANCE DRIVERS AND CAPABILITIES TO DELIVER RESULTS

The ability to protect and enhance the profitability of our remote store banners. These stores represent over 90% of our profitability. Although we expect this to diminish over the next five years as we expand the number of our Giant Tiger stores and grow our wholesale businesses, our northern Canadian and Alaskan stores will be the core performance drivers for many years to come.

Our distribution payout guideline of approximately 50% of operating cash flow ensures that we have adequate capital to sustain our existing store base and to pursue growth opportunities such as our Giant Tiger roll-out. Our sustaining-type investments include non-capital expenditures, specifically improvements to our in-store capabilities through more in-depth training programs and the adoption of "best practice" work processes. Sustaining our remote store performance of consistent growth also depends on continuing to enhance our food market share position while maintaining margin rate gains. We measure and track our food performance by sales per capita, unit volume growth, transaction size, private label penetration and net contribution by food category. In our general merchandise business we have a stronger focus on improving profitability and then selectively pursuing growth. Using similar performance measures to food, we tailor our product mix to local market needs that we can profitably serve. Our broad assortment of general merchandise products gives our stores the necessary degree of flexibility required to achieve this goal.

The ability to continue the successful roll-out of the Giant Tiger brand across western Canada. In the past two fiscal years we opened nine new Giant Tiger stores for a current total of 16 stores as of April 1, 2006. In 2005, our Giant Tiger store group generated a modest profit reflecting a maturing store base offset by the majority of stores still reaching their profit potential. By the end of 2006, with an expected 20 stores in operation, we anticipate that we will be able to fully absorb support costs and generate enough sufficient cash flow to fund new Giant Tiger growth capital requirements.

Key performance drivers include our ability to meet or exceed sales and margin levels achieved by *Giant Tiger Stores Limited* in eastern Canada. Our success depends on achieving comparable product sourcing and operating and transportation costs while building strong, entrepreneurial store teams.

Our ability to achieve best selling practices and reinforce community relations in our remote stores. We began developing store capability initiatives in 2001. We have since invested in the core store technology platforms we require and we have built a solid base of best practice work methods. We continue to modify store processes to fully leverage our technology, specifically in the areas of communications, merchandise ordering, staff scheduling and training. In 2006 and beyond, management and staff development will accelerate, concentrating on upgrading manager skills and improving recruitment. The latter initiative recognizes the important role played by our store managers compared to other retail store models and the fact that the remoteness of our store locations creates challenges in attracting and retaining high potential people. Related to this is our continued ability to develop local management and to foster positive community relationships especially within the Aboriginal markets we serve.

Our ability to reduce costs across all of our store banners, improve competitiveness and create more time and skill at store level to order and sell merchandise. One of our key goals is to shift more staff time and skill towards ordering and selling merchandise tailored to the unique markets we serve while reducing costs in the non-selling facets of store work. Cost savings are targeted in labour scheduling, energy usage and product shrinkage. We have also developed alliances with other merchandisers to provide sales and distribution services for certain products and services where we do not have the scale to achieve a lower cost structure on our own. For example, under our alliance with Dufresne Furniture and Appliances of Winnipeg, Dufresne manages product assortment, marketing and distribution for the furniture and appliance categories in our Northern and NorthMart store banners. This has given us access to expertise and buying power and has allowed us to reduce inventories. We plan to continue to mature these alliances and compliment them with direct sourcing opportunities across North America and Asia.

One of our key goals is to shift more staff time and skill towards ordering and selling merchandise tailored to the unique markets we serve while reducing costs in the non-selling facets of store work.

Consolidated Results

2005 Highlights

- Sales rose 7.7% to $849.7 million, led by a Canadian sales increase of 9.4% and a same store increase of 5.4%.
- Trading profit in Canada increased 12.7% to $70.6 million reflecting our sales strength and lower controllable expenses as a rate to sales.
- Return on net assets improved to 16.6% from 14.8% reflecting improved inventory productivity and higher EBIT margins.
- Return on equity improved to 18.0%, a key indicator of our ability to more efficiently reinvest capital.
- Total returns to investors were 30% after a 39% total return in 2004 and 24% in 2003.
- Four Giant Tiger stores were opened, bringing the total number to 14.
- Our debt-to-equity improved to .46:1 down from .69:1 five years ago, providing North West Company Fund (NWF) with greater financial strength and flexibility.

Some of the key performance indicators used by management to assess results are summarized in the following table:

Key Performance Indicators

($ in thousands)	**2005**	2004	2003
Sales	**$ 849,653**	$ 788,693	$ 782,720
Same store sales % increase[1]	**5.4%**	1.4%	2.1%
Trading profit[2]	**$ 85,502**	$ 76,606	$ 72,826
Net earnings	**$ 42,890**	$ 37,265	$ 35,730
Net earnings per unit—basic	**$ 2.70**	$ 2.34	$ 2.24
Net earnings per unit—diluted	**$ 2.68**	$ 2.32	$ 2.22
Cash distributions in the year	**$ 1.88**	$ 1.80	$ 1.90
Total assets	**$ 423,849**	$ 414,477	$ 409,600
Return on net assets[3]	**16.6%**	14.8%	14.1%
Return on average equity	**18.0%**	16.2%	16.0%

1 *Same store sales excluding the foreign exchange impact. 2003 same store sales adjusted to an equivalent 52-week basis*

2 See Non-GAAP measures section on page 17

3 Earnings before interest and income taxes as a percentage of average net assets employed

Food sales exceeded our targets with an increase of 7.3%.

Consolidated Sales

Sales for the 52 weeks ending January 28, 2006 increased 7.7% to $849.7 million. Same store sales (excluding the foreign exchange impact) were up 5.4%.

Food sales exceeded our targets with an increase of 7.3%. Quarterly same store increases (excluding the foreign exchange impact) were 5.0%, 5.8%, 6.5%, and 7.8% with Canadian food sales increasing 9.1% and Alaska up 8.7%, excluding the foreign exchange impact.

General merchandise sales were satisfactory, increasing by 7.1% over 2004. Same store sales increased (excluding the foreign exchange impact) by 3.1% even though northern Canada experienced weak fourth quarter general merchandise sales. Quarterly same store sales increases (excluding the foreign exchange impact) were 7.3%, 6.9%, 2.8% and a fourth quarter decrease of 1.9%. Sales in the first six months were strong due to a higher inventory investment in new merchandise and the ongoing maturation of our merchandising capability in Giant Tiger stores. In the back half of the year our general merchandise business in remote Canadian stores slowed as our inventory and credit strategies focused on higher quality sales in the face of higher energy related living costs and more limited discretionary spending.

Service charge revenue for the year increased $1.9 million or 17.8% over 2004 due to higher average receivable balances throughout the year.

Canadian sales accounted for 81.1 % of total sales (79.9% in 2004) while Alaska contributed 18.9% (20.1% in 2004). The Canadian dollar's appreciation versus the U.S. dollar in 2005 affected results as follows:

Sales .... decrease of $11.8 million or 1.5%
Trading profit .... decrease of $1.1 million
Net earnings .... decrease of $548,000

Over the past two years, the appreciation of the Canadian dollar negatively impacted sales by $22.7 million, trading profit by $2.1 million and net earnings by $920,000.

Sales & Trading Profit ($ in millions)



Sales
Trading Profit
1000
800
600
400
200
0
100
80
60
40
20
0
70.5
72.3
72.8
76.6
85.5
704
750
783
789
850
2001
2002
2003
2004
2005

Both sales and trading profit continued to grow in 2005.

Cost of sales, selling and administrative Cost of sales, selling and administrative expenses (expenses) increased $52.1 million to $764.2 million or 7.3% from 2004 but decreased 35 basis points as a percentage to sales. New and non-comparable stores added $24.2 million in expenses or 46.5% of the increase. Comparable expenses increased $27.9 million but decreased 51 basis points as a percentage to sales. Higher energy-related costs, an increase in net debt loss expense and higher incentive program payments reflecting above target performance in 2005 contributed to the dollar increase in expenses.

Amortization Amortization expense increased $1.1 million to $25.0 million from 2004. New stores accounted for $281,000 of the increase. The additional amortization is due to store renovation expense and store technology investment.

Interest expense Interest expense increased 6.2% to $6.1 million. The increase in interest expense was due to higher borrowing rates during the year, with the average cost of borrowing on interest-bearing debt at 4.9% compared to 4.6% in 2004. A reduction in our Alaska debt levels beginning in late 2004 helped offset some of this increase.

Income tax expense NWF recorded a provision for income taxes in 2005 of $11.5 million, compared to $9.7 million in 2004, for an effective tax rate of 21.1% in 2005 and 20.6% in 2004. The increase in the effective tax rate is due to higher Canadian earnings as the Fund has maximized the income tax benefit of its existing structure. In 2005, US withholding tax on dividends paid to the Canadian company totaled CDN$314,000 compared to CDN$815,000 in 2004.

Income taxes paid in cash were $9.3 million in 2005 compared to $7.5 million in 2004. Future income taxes on the balance sheet were reduced to $7.5 million from $10.4 million a year ago as a result of a decrease in other temporary differences.

The Canada Revenue Agency has been conducting an audit on the years 1996 to 1999. It is the opinion of management that the pending reassessments will not have a material effect on the consolidated financial statements.

A more detailed explanation of the income tax provision and future tax assets is provided in note 11 to the consolidated financial statements.

Trading Profit & Net Earnings ($ in millions)


Trading Profit
Net Earnings
90
75
60
45
30
15
0
70.5
29.0
72.3
34.5
72.8
35.7
76.6
37.3
85.5
42.9
2001
2002
2003
2004
2005

Net earnings benefited from sales gains and lower operating expense rates.

Net earnings Consolidated net earnings increased 15.1% to $42.9 million or $2.68 per unit on a diluted basis. The effects of the stronger Canadian dollar reduced net earnings by $548,000 or $0.03 per unit.

Return on net assets employed increased to 16.6% from 14.8% in 2004 while the return on equity improved to 18.0% from 16.2% in 2004. Return on net assets improved primarily due to the increase in EBIT combined with higher inventory productivity.

Return on Net Assets & Equity (%)


RONA
ROE
20
16
12
8
4
0
12.7
14.9
13.4
15.8
14.1
16.0
14.8
16.2
16.6
18.0
2001
2002
2003
2004
2005

Return on net assets improved primarily due to the increase in EBIT combined with higher inventory productivity.

Fourth Quarter Highlights Fourth quarter consolidated sales increased 8.2% to $227.0 million and were up 8.8% excluding the foreign exchange impact of a stronger Canadian dollar compared to the fourth quarter last year. Same store sales increased 4.1% and were up 4.6% excluding the foreign exchange impact. Sustained food sales growth in all of our banners and strong general merchandise sales in our Giant Tiger stores and Alaskan operations were partially offset by weaker general merchandise sales in northern Canada.

Trading profit increased 12.0% to $24.1 million compared to $21.5 million in the fourth quarter last year. Sales gains and lower operating expense rates in both Canada and Alaska contributed to this improvement. Interest expense increased 12.5% to $1.6 million due to higher interest rates compared to the fourth quarter last year. Income taxes increased 14.6% to $4.0 million due to higher earnings in Canada. Fourth quarter earnings were $12.2 million, an increase of 15.4% compared to last year's fourth quarter earnings of $10.6 million. Diluted earnings per unit improved to $0.77 compared to $0.66 last year.

Cash flow from operating activities for the quarter increased to $39.8 million from $19.5 million last year. Inventories were down $17.2 million from the third quarter as better balanced inventory purchases and targeted markdowns on excess inventories helped reduce levels by year-end. Accounts payable increased $5.9 million from the third quarter resulting from extended terms negotiated with suppliers.

Canadian Operations

2005 CANADIAN OPERATIONS STRATEGY

Strategy	Results
1. Develop Superior Store Selling Capability	
• Achieve targeted staff cost reductions through technology and Best Practice standards	Staff costs were reduced by 47 basis points, target exceeded
• Train 40 management level employees in Best Practice standards	Trained 28 managers
• Implement a new, in-depth Manager-In-Training (MIT) program	Seven MITs graduated, 28 MITs recruited and in training at year-end
2. Re-Ignite Food Sales Growth in Northern/NorthMart Stores	
• Build traffic, loyalty and gross profit dollars through repricing of core food items in high potential markets	Same store sales increased at record levels. Gross profit exceeded target by year-end
3. Giant Tiger Store Expansion	
• Open four Giant Tiger stores	Stores opened in Winnipeg, Brandon and The Pas, Manitoba; Prince Albert, Saskatchewan

Financial Performance Results of Canadian operations are summarized below by the key performance indicators used by management.

Key Performance Indicators

($ in thousands)	2005	2004	2003
Sales	**$ 689,340**	$ 629,823	$ 615,661
Same store sales % increase[1]	**5.4%**	0.9%	2.6%
Trading profit[2]	**$ 70,561**	$ 62,629	$ 57,663
EBIT[2]	**$ 49,458**	$ 42,652	$ 39,250
Return on net assets	**16.4%**	14.7%	14.0%

1 2003 same store sales adjusted to an equivalent 52-week basis

2 See Non-GAAP measures section on page 17

Sales Canadian sales increased 9.4% (5.4% on a same store basis) to $689.3 million. Canadian food sales accounted for 68.3% (68.5% in 2004) of total sales. The balance was made up of general merchandise sales at 27.2% (27.5% in 2004), other sales, primarily fuel sales, at 2.9% (2.5% in 2004) and service charge revenue at 1.6% (1.5% in 2004).

Total Canadian food sales increased by 9.1% over 2004. Momentum built through the year as pricing initiatives gained traction. Quarterly gains were 6.9%, 9.2%, 9.7% and 10.3%. All Canadian banners experienced strong food sales growth.

Sales increases in northern Canada stores were achieved across all food categories except deli and were led by beverages, meats and grocery. Tonnage or unit sales were also up over last year across all food categories. New food pricing strategies were implemented during the first quarter of 2005 to help accelerate unit sales growth. Higher fuel-related transportation expenses contributed to inflation pressures on food prices and overall higher sales dollars.

General merchandise sales increased 8.7%, an increase of 3.4% on a same store basis. The year started strongly with general merchandise sales up 11.5% in the first quarter, 14.8% in the second quarter, 8.1% in the third quarter and 3.2% in the fourth quarter.

Canadian sales per selling square foot were $1,015 for food ($969 in 2004) and $271 for general merchandise ($267 in 2004) reflecting continued strong food sales growth.

Sales Blend The chart below reflects the importance of food sales to the overall sales of the Canadian operations:

	2005	2004	2003
Food	**68.3%**	68.5%	67.8%
General merchandise	**27.2%**	27.5%	27.9%
Other	**2.9%**	2.5%	2.7%
Service charges	**1.6%**	1.5%	1.6%

Same store food sales have consistently performed at industry-leading levels while general merchandise sales have lagged due to weaker performance in remote stores.

Canadian—Same Store Sales

(% change)	2005	2004	2003
Food	**6.2%**	2.5%	5.5%
General merchandise	**3.4%**	-2.8%	-3.9%
Total sales	**5.4%**	0.9%	2.6%

Sales of our Canadian Diversified Business group increased 15.4% to $20.7 million. This group consists of three Fur Marketing outlets, the Inuit Art Marketing Service and fresh food wholesaler Crescent Multi Foods (CMF). CMF had a sales increase of 17.4% reflecting an increase in product lines and new accounts.

New food pricing strategies were implemented during the first quarter of 2005 to help accelerate unit sales growth.

Profitability Gross profit dollars for Canadian operations increased by 7.3% more than offsetting a 64 basis point drop in gross profit rates. The rate decline was due to more aggressive pricing in shelf-stable food categories, higher freight costs and a larger percentage of low margin Giant Tiger food sales. General merchandise gross profit rates improved over 2004 due to better inventory control and lower buying costs. Benefits from the 2004 information technology initiatives were realized in reduced staffing levels and store operating expenses. These savings helped offset higher occupancy expenses related to increasing energy costs and increased debt loss expense.

Trading profit from Canadian operations increased $7.9 million or 12.7% to $70.6 million. As a rate to sales, trading profit improved by 30 basis points to 10.2% of sales.

Operational Net Assets Employed Operational net assets employed at January 28, 2006, decreased 1.0% to $280.1 million compared to $283.0 million at the previous year-end as summarized in the following table:

Operational Net Assets Employed

($ millions at the end of the fiscal year)	**2005**	2004	2003
Property and equipment	**$ 145.6**	$ 147.3	$151.3
Inventory	**105.9**	102.8	93.3
Accounts receivable	**60.1**	61.6	51.3
Other assets	**25.9**	16.1	22.1
Liabilities	**(57.4)**	(44.8)	(41.0)
Total	**$ 280.1**	$ 283.0	$277.0

Property and equipment balances decreased reflecting lower capital expenditures during the year than amortization expense. Capital expenditures were below planned levels due to delayed major store investments, lower expenditures in information technology and the deferment of head office renovations. Major expenditures included the building of two replacement stores, the installation of a broadband network reaching all stores and the capital costs associated with opening four Giant Tiger stores.

Inventory productivity improved in 2005 but monthly inventory levels were still higher than the previous year by an average of $6.8 million. Increased direct buying of import merchandise, the new Giant Tiger stores, additional freight costs imbedded in ending inventory levels and excess snow machine inventory were the major factors contributing to the higher average inventory.

Accounts receivable averaged $7.5 million higher than last year as the build up in the fourth quarter of 2004 carried over into 2005. By year-end receivable balances were below prior year levels by $1.5 million due to targeted credit programs and credit collection initiatives leveraged through our new central credit management system and higher debt loss reserves.

Other assets increased reflecting higher cash levels to fund the various cash services offered to customers. The increase in liabilities over the prior year is due to an increase in accounts payable as extended payment terms were negotiated with suppliers.

Return on Net Assets The return on net assets employed for Canadian operations was 16.4%, up from 14.7% in 2004. We believe there is more potential for working capital productivity gains as we continue to focus on targeted inventory reductions and improving the turnover of our accounts receivable.

Canadian Return on Net Assets


EBIT ($ in millions)
RONA (%)
50
40
30
20
10
0
25
20
15
10
5
0
41.0
40.2
39.3
42.7
49.5
13.9
14.0
14.0
14.7
16.4
2001
2002
2003
2004
2005

Return on net assets improved to 16.4% reflecting higher EBIT and better asset utilization.

Trading profit from Canadian operations increased $7.9 million or 12.7% to $70.6 million.

Alaskan Operations (Stated in U.S. dollars)

2005 ALASKAN OPERATIONS STRATEGY

Strategy	Results
1. Acquire and Develop New Store Locations	Three stores were purchased in 2005. Two are presently operating and the third is undergoing extensive renovations
2. Increase Wholesale Customer Sales by 8%	The wholesale division's sales increased 10.2%
3. Improve Cost Efficiencies	Store operating expenses were reduced as a rate to sales
4. Leverage Canadian Best Practice Model to Build Store Capability	Best Practice training has started but is behind schedule due to program adjustments

Financial Performance Alaskan results for the year are summarized below by the key performance indicators.

Key Performance Indicators

($ in thousands)	2005	2004	2003
Sales	**$ 133,018**	$ 122,813	$ 120,856
Same store sales % increase[1]	**5.7%**	3.7%	-0.4%
Trading profit[2]	**$ 12,397**	$ 10,805	$ 10,969
EBIT[2]	**$ 9,153**	$ 7,768	$ 8,084
Return on net assets	**17.7%**	15.5%	16.1%[3]

1 2003 same store sales adjusted to an equivalent 52-week basis

2 See Non-GAAP measures section on page 17

3 Return on net assets would be 13.1% if gain from insurance proceeds of $1.4 million is excluded

Sales AC's sales increased 8.3% to $133.0 million. Food sales accounted for 80.4% of total sales (80.1% in 2004) and were up 8.7% from 2004. On a same store basis, food sales increased 6.8%. AC's retail stores food sales were led by strong increases in grocery, tobacco and beverages. Tobacco sales benefited from a state tax increase early in 2005. Food sales were up in all categories as AC continued to gain market share.

General merchandise sales accounted for 18.3% of total sales (18.9% in 2004). General merchandise sales increased 5.1% from 2004 and were up 1.2% on a same store basis. General merchandise sales were stronger than last year in most categories with some weakness in bigger ticket home product groups such as home furnishings and media, sight and sound. Apparel, transportation, hardware and sporting goods had the largest sales increases.

Other sales, primarily gasoline, increased 34.8%. Service charge revenue was up 34.5% due to growth in extended equal payment programs.

Sales per selling square foot were $704 for food ($684 in 2004) and $202 for general merchandise ($209 in 2004) reflecting the strength of AC's food business. Food selling square footage accounted for 56% of total selling space compared to 57% in 2004. Same store sales for the past three years are shown in the following table:

Same Store Sales

(% change)	2005	2004	2003
Food	**6.8%**	5.7%	3.0%
General merchandise	**1.2%**	-3.5%	-10.9%
Total sales	**5.7%**	3.7%	-0.4%

AC's wholesale business, Frontier Expeditor's (FE), delivered a sales increase of 10.2%. Food sales were up 7.9% due to an increase in the number of new food accounts. General merchandise sales increased 31.5% as FE expanded its general merchandise product lines and sales per existing customer. More aggressive pricing reduced gross profit rates but expenses were held to last year levels improving trading profit.

Profitability Gross profit rates decreased 68 basis points from 2004. Food rates decreased due to aggressive pricing in select markets. General merchandise rates declined as high markdowns were taken to clean up inventories throughout the chain and in the new stores purchased during the year. Healthy sales gains drove up gross profit dollars by 6.1%. Operating expenses were up due to the addition of two new stores and higher energy-related expenses, offset by gains in staff productivity. Trading profit improved by 14.7% to $12.4 million.

AC EBIT & Trading Profit Margins (% of sales)



EBIT
Trading Profit
10
8
6
4
2
0
4.0
5.9
5.1
7.1
5.5
7.9
6.3
8.8
6.9
9.3
2001
2002
2003*
2004
2005

*Excludes gains from insurance proceeds
Sales and staff productivity gains improved EBIT and trading profit margins.

Operational Net Assets Employed

($ millions at the end of the fiscal year)	**2005**	2004	2003
Property and equipment	**$ 31.8**	$ 31.3	$ 30.8
Inventory	**16.2**	15.9	16.1
Accounts receivable	**6.4**	6.0	6.1
Other assets	**4.1**	3.2	3.3
Liabilities	**(6.6)**	(6.3)	(6.4)
Total	**$ 51.9**	$ 50.1	$ 49.9

AC's operational net assets employed were up 3.6% from the previous year. Property and equipment increased due to the purchase of three competitor stores. Amortization costs increased 6.8% to $3.2 million from 2004.

Inventories were up from last year due to the additional stores but decreased 9.7% on a comparable store basis as AC achieved its goal of improved general merchandise inventory productivity. Accounts receivable growth was due to the higher customer receivables from the equal payment program and sales growth at Frontier Expeditors. Net other assets and liabilities increased reflecting the increase in AC's store base.

AC Return on Net Assets



EBIT ($ in millions)
RONA (%)
10
8
6
4
2
0
20
16
12
8
4
0
4.4
8.5
6.0
11.6
6.7
13.1
7.8
15.5
9.2
17.7
2001
2002
2003*
2004
2005

*Excludes gains from insurance proceeds
The return on net assets improved to 17.7% from 15.5% in 2004.

Healthy sales gains drove up gross profit dollars by 6.1%.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operating activities Cash flow from operations increased $7.7 million to $70.9 million. Key factors were robust gross profit dollar growth, productivity gains at the expense line and the maturing of more Giant Tiger stores.

Changes in working capital items contributed $9.9 million in cash. This increase is due to higher accounts payable balances as we negotiated longer terms with our vendors. Cash flow from operating activities was reduced by $7.2 million due to additional contributions to the Company's pension plan which is included in the change in other non-cash items.

Cash used in investing activities Net cash used in investing activities was $24.0 million in 2005 compared to $21.6 million in 2004. Net capital spending on Canadian operations totaled $19.5 million ($16.8 million in 2004), and $4.5 million in Alaska ($4.8 million in 2004).

Capital expenditures in Canadian operations included two replacement stores (Tulita, North West Territories and Poplar River, Manitoba), store renovations, equipment replacements, support facilities and new gas retail outlets at five locations. New Giant Tiger stores were opened during the year in Brandon, Winnipeg and The Pas, Manitoba and Prince Albert, Saskatchewan. In Alaska, stores were acquired in the communities of Sand Point, Yakutat and Bethel. The Bethel store is presently undergoing extensive renovations and will re-open in the spring of 2006.

In 2006, net capital expenditures are expected to be in the range of $35 to $40 million. These expenditures include the replacement of two large stores in northern Canada, the opening of five new gas outlets, existing store renovations, the opening of six Giant Tiger stores and further store acquisitions in Alaska.

Cash used in financing activities Cash used in financing activities totaled $40.9 million of which $30.3 million was for distributions to our unitholders. Reductions in our operating line totaled $4.9 million and the repayment of long term debt was $102,000. The Board of Trustees authorized additional units during the year under the Company's Unit Purchase Loan Plan which encourages unit ownership among senior management. The additional loan amount, net of repayments, was $5.5 million.

Sources of liquidity The Company has credit facilities of up to $85.0 million, at favourable rates, with two Canadian chartered banks. At year-end, $27.0 million was drawn on these facilities. AC has an operating loan facility of US$4.0 million available and no amount was drawn at January 28, 2006.

In 2002, the Company issued senior notes of US$65.0 million at a rate of 5.89%. Repayments of 20% of the original amount of the senior notes are required on June 15, 2007 and June 15, 2008 with the balance due June 15, 2009.

A swap was completed on September 11, 2002 to convert US$14.0 million of the US$65.0 million obligation from fixed to floating rates at three-month London Interbank Offered Rate (LIBOR) plus 1.87%.

The Company designated US$45.0 million of its new U.S. dollar senior notes as a hedge against its U.S. dollar investment in AC. On November 7, 2002, US$20.0 million fixed obligation was converted by a cross currency swap to a Canadian dollar-floating obligation at the Canadian Banker's Acceptance three-months rate plus 2.99%. On January 24, 2003, an additional US$2.0 million of the fixed obligation was converted by a cross currency swap to a Canadian dollar-floating obligation at the Canadian Banker's Acceptance three-months rate plus 3.16%. This swap reduced the hedge to US$43.0 million to recognize the earnings at AC in 2002 and the reduction of the investment due to repayments on inter-company notes.

This leaves US$29.0 million of the original senior notes fixed at an interest rate of 5.89% and the remainder of the indebtedness subject to floating rates plus negotiated spread.

Cash flow from operations and unutilized credit available on existing credit facilities are expected to be sufficient to meet operating requirements, capital expenditures and anticipated distributions during 2006.

The compound annual growth rate (CAGR) for cash flow from operations over the past 10 years is 11.4% as shown in the following graph:

Cash Flow from Operations[1] ($ in millions)


CAGR 11.4%
80
70
60
50
40
30
20
10
0
24
31
36
52
45
48
56
59
59
63
71
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

1 See Non-GAAP measures section on page 17

The positive trend in cash flow from operations provides NWF with greater financial strength and flexibility.

The following table summarizes the number of stores and selling square footage under NWC's various retail banners at the end of the fiscal year:

	Number of Stores		Selling square footage	
	2005	2004	**2005**	2004
Northern	**131**	132	**771,265**	771,562
NorthMart	**5**	5	**125,084**	125,084
Quickstop	**12**	10	**16,753**	14,995
Giant Tiger	**14**	10	**225,962**	163,937
Other formats	**4**	4	**22,558**	22,558
AC Value Centers	**25**	23	**267,304**	249,497
Total at year end	**191**	184	**1,428,926**	1,347,633

A Northern store in Turnor Lake, Saskatchewan closed in 2005. New Giant Tiger stores were opened in Brandon, Winnipeg and The Pas, Manitoba and in Prince Albert, Saskatchewan. Total selling square feet in Canada increased to 1,156,607 from 1,093,121 in 2004.

Alaskan selling square feet increased to 272,319 from 254,512 in 2004 due to the acquisition of stores in Sand Point and Yakutat.

Contractual Obligations and Other Commitments

Contractual obligations of the Company are listed in the chart below:

($ in thousands)	Total	0-1 Year	2-3 Years	4-5 Years	5 Years +
Senior notes	$ 83,412	$ -	$ 38,664	$ 44,748	$ -
Capital leases	1,220	108	253	311	548
Operating leases	97,693	10,815	20,088	15,619	51,171
Other long-term obligations	1,710	-	1,710	-	-
Total	$184,035	$ 10,923	$ 60,715	$ 60,678	$ 51,719

Director and Indemnification Agreements The Company has agreements with its current and former directors and officers to indemnify them against charges, costs, expenses, amounts paid in settlement and damages incurred from any lawsuit or any judicial, administrative or investigative proceeding in which they are sued as a result of their service. Due to the nature of these agreements the Company cannot make a reasonable estimate of the maximum amount it could be required to pay to counterparties. The Company has also purchased director and officers' liability insurance. No amount has been recorded in the financial statements regarding these indemnification agreements.

Other Indemnification Agreements The Company provides indemnification agreements to counterparties for events such as intellectual property right infringement, loss or damages to property, claims that may arise while providing services, violation of laws or regulations, or as a result of litigation that might be suffered by the counterparties. The terms and nature of these agreements vary based on the specific contract. The Company cannot make a reasonable estimate of the maximum amount it could be required to pay to counterparties. No amount has been recorded in the financial statements regarding these agreements.

Capital Structure

On a consolidated basis, NWF had $111.7 million in debt and $242.6 million in equity at the end of the year as the debt-to-equity ratio improved to .46:1 versus .51:1 a year earlier. There was no new equity issued in 2005.

Capital Structure



Debt
Equity ($ in millions)
Debt:Equity
250
200
150
100
50
0
2.50
2.00
1.50
1.00
0.50
0.00
152
220
.69
137
219
.62
128
228
.56
121
236
.51
112
243
.46
2001
2002
2003
2004
2005

The strengthening of the Fund's capital structure is reflected in the above chart. Over the past five years, NWF's debt-to-equity ratio has improved to .46:1 from .69:1 while annual cash distributions to unitholders have increased to $1.88 per unit in 2005 from $1.46 per unit in 2001. Equity has increased 10.5% to $242.6 million over the past five years while interest-bearing debt was reduced by 26.3% to $111.7 million from $151.6 million in 2001.

Over the past two years, loans have been made to officers and selected senior management under the unit purchase loan plan, which has the effect of decreasing equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 305,456 units of the Company with a quoted value at January 28, 2006 of $11.0 million. Loans receivable at January 28, 2006 of $10.0 million ($4.4 million in 2004) are recorded as a reduction of equity. The maximum value of the loans under the plan is currently limited to $15.0 million.

Consolidated debt at January 28, 2006 decreased 7.7% or $9.3 million to $111.7 million. The reduction is mostly due to a stronger Canadian dollar. The debt outstanding at the end of the fiscal year is summarized as follows:

Debt

($ in thousands at the end of the fiscal year)	**2005**	2004	2003
Senior notes	**$ 83,412**	$ 87,484	$ 91,432
Bank debt	**27,041**	32,023	30,313
Mortgages and notes payable	**–**	–	4,523
Capital leases	**1,220**	1,425	1,634
Total	**$ 111,673**	$ 120,932	$ 127,902

Book value per unit, on a diluted basis, at the end of the year increased to $15.66 from $14.93. Book equity was favourably affected by retained earnings of $12.6 million ($8.9 million in 2004) after distributions of $30.3 million ($28.4 million in 2004).

The coverage ratio of EBIT to interest improved to 9.9 times versus 9.1 times in 2004. The coverage ratio improved due to the increase in EBIT.

Interest Costs and Coverage

	2005	2004	2003
Coverage ratio	**9.9**	9.1	8.0
EBIT ($ in millions)	**60.5**	52.7	50.4
Interest ($ in millions)	**6.1**	5.8	6.3

RISK MANAGEMENT

NWC is exposed to a number of risks in its business. These risks relate to our industry, the market environment and the successful execution of our key strategies.

Store Selling Capability Initiative This involves programs to improve training and change the work in our stores so we can better capitalize on local selling opportunities. The expected benefits are consistently strong operating standards, higher sales per capita in each market, increased efficiency and more rewarding and balanced work at the store level. Best Practices, in-depth new manager training, and advanced in-store systems are all directed at achieving these goals. The payback from this initiative will depend on our recruiting and retention success and our ability to effectively identify the right work and requisite training within a reasonable time period.

Competition We have a leading market position in a large percentage of the markets we serve. Sustaining and growing this position depends on our ability to more consistently identify and pursue new sales opportunities while defending our current positions through a superior value offer to our customers. We actively monitor competitive activity and we are proactive in adjusting and enhancing our value offer elements, ranging from in-stock position to service and pricing.

Community Relations Approximately one third of our sales are derived from communities and regions that restrict commercial land ownership and usage by non Aboriginal-owned businesses or which have enacted policies and regulations to support Aboriginal-owned businesses. We successfully operate within these environments through initiatives that promote positive community and customer relations. These include joint venture and store lease arrangements with community-based development organizations, initiatives to recruit local residents into management positions, increased Aboriginal participation in our board of directors and direct investment in the North West Company Fund by Aboriginal-owned entities.

Consumer Income Our largest customer group derives most of its income directly or indirectly from government transfer payments in the form of social assistance, child benefits and old age security. These are stable sources of income, independent of economic cycles. A major source of employment income is generated from local government and spending on infrastructure projects. This includes new housing, schools, healthcare facilities, roads and sewers. Local government employment levels will fluctuate within a year depending on a community's fiscal health, especially near the end of a budget year. A similar fluctuating source of income is employment related natural resource development and extraction activities.

Interest Rate and Currency Fluctuations NWC is exposed to fluctuations in interest rates and currency exchange rates under its borrowings. Through the use of certain financial instruments, US$36.0 million of NWC's senior notes were effectively converted from fixed interest rate debt to floating interest rate debt and US$43.0 million of NWC's senior notes were maintained in U.S. dollar obligations to hedge the Company's investment in AC. Fluctuations in the foreign exchange rates due to the stronger Canadian dollar reduced AC's earnings by $548,000 when converted to Canadian funds.

Energy Costs The Company is exposed to fluctuations in the price of energy, particularly oil. To the extent that escalating fuel costs cannot be offset by energy conservation practices or offsetting productivity gains, they may result in lower margins or higher retail prices. Consumer spending, especially on discretionary items, may also be adversely affected.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. Management continually evaluates the estimates and assumptions it uses. These estimates and assumptions are based on management's historical experience, knowledge of current events, expectations of future outcomes and other factors that management considers reasonable under the circumstances. Actual results could differ from these estimates as confirming events occur. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

Valuation of Accounts Receivable The Company records an allowance for doubtful accounts related to accounts receivable that may potentially be impaired. The allowance is based on the aging of the accounts receivable, our knowledge of our customers' financial condition, the current business environment and historical experience. A significant change in one or more of these factors could impact the estimated allowance for doubtful accounts recorded in the consolidated balance sheet and the provision for bad debts recorded in the consolidated statement of earnings and retained earnings.

Valuation of Inventories Retail inventories are stated at the lower of cost and net realizable value less normal profit margins. Significant estimation or judgment is required in the determination of (1) discount factors used to convert inventory to cost after a physical count at retail has been completed; (2) recognizing merchandise for which the customer's perception of value has declined and appropriately marking the retail value of the merchandise down to the perceived value; and (3) estimating inventory losses, or shrinkage, occurring between the last physical count and the balance sheet date.

Food inventories counted at retail are converted to cost by applying a discount factor to retail selling prices. This discount factor is calculated in relation to historical gross margins and is reviewed on a regular basis for reasonableness. General merchandise inventories counted at retail are converted to cost by applying average cost factors by merchandise category. These cost factors represent the average cost-to-retail ratio for each merchandise category based on beginning inventory and purchases made throughout the year.

Inventory shrinkage is estimated as a percentage of sales for the period from the date of the last physical inventory count to the balance sheet date. The estimate is based on experience and the most recent physical inventory results. To the extent that actual losses experienced vary from those estimated, both inventories and cost of sales may be impacted.

Changes or differences in these estimates may result in changes to inventories on the consolidated balance sheet and a charge or credit to cost of sales in the consolidated statement of earnings and retained earnings.

Employee Future Benefits

The cost and accrued benefit plan obligations of the Company's defined benefit pension plans are accrued based on actuarial valuations which are dependent on assumptions determined by management. These assumptions include the expected long term rate of return on plan assets, the discount rate, the rate of compensation increase, retirement ages, and mortality rates. These assumptions are reviewed by management and the Company's actuaries.

The expected long term rate of return on plan assets, the discount rate and the rate of compensation increase are the three most significant assumptions. The expected long term rate of return on plan assets is based on historical returns, the asset mix and current investment yields. The expected long term rate of return on plan assets for fiscal 2005 and 2004 is 7.0%. The discount rate is based on market interest rates, as at the Company's measurement date of January 28, 2006 on a portfolio of Corporate AA bonds with terms to maturity that, on average, match the terms of the accrued benefit plan obligations. The discount rates used to measure the benefit plan obligations for fiscal 2005 and 2004 was 5.0% and 6.0% respectively. Management assumed the rate of compensation increase for fiscal 2005 and 2004 was 4.0%.

These assumptions may change in the future and may result in material changes in the accrued benefit obligation on the Company's consolidated balance sheet and the benefit plan expense on the consolidated statement of earnings and retained earnings. The magnitude of any immediate impact, however, is mitigated by the fact that net actuarial gains and losses in excess of 10% of the greater of the accrued benefit plan obligation and the market value of the benefit plan assets are amortized on a straight-line basis over the average remaining service period of the employees expected to receive the benefits under the plan. Changes in financial market returns and interest rates could also result in changes to the funding requirements of the Company's defined benefit pension plans. Additional information regarding the Company's employee future benefits is provided in note 14 to the consolidated financial statements.

Impairment of Long-lived Assets The Company periodically assesses the recoverability of values assigned to long-lived assets after considering potential impairment indicated by such factors as business and market trends, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying value of the asset, an impairment loss would be recognized based on the excess of the carrying value of the asset over the fair market value calculated using discounted future cash flows. The underlying estimates for cash flows include estimates for future sales, gross margin rates and store expenses, and are based upon the stores' past and expected future performance. Changes which may impact future cash flows include, but are not limited to, competition and general economic conditions and unrecoverable increases in operating costs. To the extent that management's estimates are not realized, future assessments could result in impairment charges that may have a significant impact on the Company's consolidated balance sheet and consolidated statement of earnings and retained earnings.

Income Taxes Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment regarding the financial statement carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances. The future income tax assets and liabilities are also impacted by the interpretation of income tax legislation across various jurisdictions, expectations about future operating results and the timing of reversal of temporary differences, and possible audits of tax filings by the regulatory agencies.

Changes or differences in these estimates or assumptions may result in changes to the current or future income tax balances on the consolidated balance sheet, a charge or credit to income tax expense in the consolidated statement of earnings and may result in cash payments or receipts. Additional information on income taxes is provided in note 11 to the consolidated financial statements.

DISCLOSURE CONTROLS

Based on an evaluation of the Company's disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures operated effectively as of January 28, 2006.

OUTLOOK

We believe that revenue and earnings growth has the potential to be at the higher end of recent performance. Food sales growth in the Canadian operations is targeted at levels close to 2005 as more moderate market share gains are offset by higher inflation rates. General merchandise sales increases are expected to be slightly positive as the focus continues to be on quality sales and improvement in margins and inventory management. Emphasis is being placed on training and systems investments in our remote stores built around the principle of more local management responsibility for driving sales. Giant Tiger store expansion will continue at a faster pace than in 2005 with the planned opening of six stores in 2006. Alaskan operations are expected to show above average food growth but moderate growth in general merchandise sales as we anticipate the payment from the Alaska Permanent Fund to stabilize. Capital spending will be above historical levels due to increasing growth investment opportunities.

In previous Reports to Unitholders, the Fund outlined the reorganization of the Canadian operating companies. The initial step of the reorganization transfers the majority of the Canadian operations to a limited partnership. Under this new structure, most of the future growth in the profitability of the Canadian operations can be distributed to unitholders on a more tax efficient basis.

The Fund is also proceeding with a tax ruling submission to Canada Revenue Agency to implement a further restructuring, to more fully utilize the benefits of the limited partnership structure. The timeline in receiving a response to the tax ruling submission is not yet known. As well as requiring a satisfactory tax ruling, the Fund will require lender and unitholder approval.

Quarterly Financial Information The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period.

Operating Results—Consolidated

($ thousands)	Q1	Q2	Q3	Q4	Total
Sales					
2005	$ 196,237	$ 215,124	$ 211,295	$ 226,997	$ 849,653
2004	$ 184,364	$ 197,483	$ 196,989	$ 209,857	$ 788,693
Trading profit					
2005	$ 16,797	$ 21,863	$ 22,746	$ 24,096	$ 85,502
2004	$ 14,634	$ 19,293	$ 21,165	$ 21,514	$ 76,606
Net earnings					
2005	$ 7,745	$ 10,764	$ 12,192	$ 12,189	$ 42,890
2004	$ 6,388	$ 9,320	$ 10,993	$ 10,564	$ 37,265
Earnings per unit—basic					
2005	$ 0.49	$ 0.67	$ 0.77	$ 0.77	$ 2.70
2004	$ 0.40	$ 0.59	$ 0.69	$ 0.66	$ 2.34
Earnings per unit—diluted					
2005	$ 0.48	$ 0.67	$ 0.76	$ 0.77	$ 2.68
2004	$ 0.40	$ 0.58	$ 0.68	$ 0.66	$ 2.32

Historically, the Company's first quarter sales are the lowest and fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to meet competitive pressures to reduce excess inventories.

ACCOUNTING STANDARDS IMPLEMENTED IN 2005

There were no new accounting standards implemented in 2005.

NON-GAAP MEASURES

1 Trading Profit (EBITDA) is not a recognized measure under Canadian GAAP. Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and may not be comparable to measures used by other companies. A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

Reconciliation of Net Earnings to Trading Profit

($ in thousands)	2005	2004
Net earnings	**$ 42,890**	$ 37,265
Add: Amortization	**25,013**	23,905
Interest expense	**6,120**	5,761
Income taxes	**11,479**	9,675
Trading profit	**$ 85,502**	$ 76,606

For trading profit information by business segment, see note 13 Segmented Information in the notes to the consolidated financial statements on page 25

2 Earnings Before Interest and Income Taxes (EBIT) is not a recognized measure under Canadian GAAP. Management believes that EBIT is a useful measure as it provides investors with an indication of the performance of the consolidated operation and/or business segments, prior to interest expense and income taxes. Investors should be cautioned, however, that EBIT should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating EBIT may differ and may not be comparable to measures used by other companies. A reconciliation of consolidated net earnings to EBIT is provided below:

Reconciliation of Net Earnings to EBIT

($ in thousands)	2005	2004
Net earnings	**$ 42,890**	$ 37,265
Add: Interest expense	**6,120**	5,761
Income taxes	**11,479**	9,675
Earnings before interest and income taxes (EBIT)	**$ 60,489**	$ 52,701

For EBIT information by business segment, see note 13 Segmented Information in the notes to the consolidated financial statements on page 25

3 Cash Flow from Operations is not a recognized measure under Canadian GAAP. Management believes that in addition to net earnings, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investment. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to net earnings as a measure of profitability or the statement of cash flows. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies. A reconciliation of consolidated net earnings to cash flow from operations is provided below:

Reconciliation of Net Earnings to Cash Flow from Operations

($ in thousands)	2005	2004
Net earnings	**$42,890**	$ 37,265
Non-cash items: Amortization	**25,013**	23,905
Future income taxes	**2,780**	636
Amortization of deferred financing costs	**186**	186
(Gain) Loss on disposal of property and equipment	**(13)**	1,158
Cash flow from operations	**$70,856**	$ 63,150

Management's Responsibility for Financial Statements

The management of North West Company Fund and The North West Company Inc. are responsible for the preparation, presentation and integrity of the accompanying financial statements and all other information in this annual report. The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and include certain amounts that are based on the best estimates and judgment by management.

In order to meet its responsibility and ensure integrity of financial reporting, management has established a code of business ethics, and maintains appropriate internal controls and accounting systems. An internal audit function is maintained that is designed to provide reasonable assurance that assets are safeguarded, transactions are authorized and recorded and that the financial records are reliable.

Ultimate responsibility for financial reporting to unitholders rests with the Trustees of the Fund. The Audit Committee of the Board of Trustees, consisting of outside Trustees, meets periodically with management and with the internal and external auditors to review the audit results, internal controls and accounting policies. Internal and external auditors have unlimited access to the Audit Committee. The Audit Committee meets separately with management and the external auditors to review the financial statements and other contents of the annual report and recommend approval by the Board of Trustees. The Audit Committee also recommends the independent auditor for appointment by the unitholders.

PricewaterhouseCoopers LLP, an independent firm of auditors appointed by the unitholders, have completed their audit and submitted their report as follows.

Edward S. Kennedy
PRESIDENT & CEO, NORTH WEST COMPANY FUND

Léo P. Charrière
EXECUTIVE VICE-PRESIDENT, CFO & SECRETARY, NORTH WEST COMPANY FUND

MARCH 15, 2006

Auditor's Report PRICEWATERHOUSECOOPERS

To the Unitholders of North West Company Fund:
We have audited the consolidated balance sheets of North West Company Fund as at January 28, 2006 and as at January 29, 2005 and the consolidated statements of earnings and retained earnings and cash flows for the fiscal years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at January 28, 2006 and January 29, 2005 and the results of its operations and its cash flows for the fiscal years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
WINNIPEG, CANADA

MARCH 15, 2006

Consolidated Balance Sheets

($ in thousands)	January 28, 2006	January 29, 2005
ASSETS		
Current assets		
Cash	**$ 21,888**	$ 11,438
Accounts receivable	**67,498**	69,040
Inventories	**124,551**	122,580
Prepaid expenses	**2,981**	2,663
Future income taxes (Note 11)	**1,824**	2,467
	218,742	208,188
Property and equipment (Note 3)	**182,108**	186,104
Other assets (Note 4)	**17,306**	12,253
Future income taxes (Note 11)	**5,693**	7,932
	$ 423,849	$ 414,477
LIABILITIES		
Current liabilities		
Bank advances and short-term notes (Note 5)	**$ 27,041**	$ 32,023
Accounts payable and accrued liabilities	**65,016**	52,616
Income taxes payable	**3,302**	3,539
Current portion of long-term debt (Note 6)	**108**	106
	95,467	88,284
Long-term debt (Note 6)	**84,524**	88,803
Asset retirement obligations (Note 7)	**1,285**	1,105
	181,276	178,192
EQUITY		
Capital (Note 8)	**165,205**	165,205
Unit purchase loan plan (Note 9)	**(9,965)**	(4,429)
Retained earnings	**83,133**	70,560
Cumulative currency translation adjustments (Note 10)	**4,200**	4,949
	242,573	236,285
	$ 423,849	$ 414,477

See accompanying notes to consolidated financial statements

Approved by the Trustees

Ian Sutherland
TRUSTEE

Edward S. Kennedy
TRUSTEE

Consolidated Statements of Earnings & Retained Earnings

($ in thousands)	52 Weeks Ended January 28, 2006	52 Weeks Ended January 29, 2005
SALES	**$ 849,653**	$ 788,693
Cost of sales, selling and administrative expenses	**(764,151)**	(712,087)
Net earnings before amortization, interest and income taxes	**85,502**	76,606
Amortization	**(25,013)**	(23,905)
	60,489	52,701
Interest, including interest on long-term debt of $5,080 (2004 $4,821)	**(6,120)**	(5,761)
	54,369	46,940
Provision for income taxes (Note 11)	**(11,479)**	(9,675)
NET EARNINGS FOR THE YEAR	**42,890**	37,265
Retained earnings, beginning of year	**70,560**	61,679
Distributions	**(30,317)**	(28,384)
RETAINED EARNINGS, END OF YEAR	**$ 83,133**	$ 70,560
NET EARNINGS PER UNIT (Note 12)		
Basic	**$ 2.70**	$ 2.34
Diluted	**$ 2.68**	$ 2.32

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

($ in thousands)	**52 Weeks Ended January 28, 2006**	52 Weeks Ended January 29, 2005
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the year	**$ 42,890**	$ 37,265
Non-cash items		
Amortization	**25,013**	23,905
Future income taxes	**2,780**	636
Amortization of deferred financing costs	**186**	186
(Gain) Loss on disposal of property and equipment	**(13)**	1,158
	70,856	63,150
Change in non-cash working capital	**9,865**	(13,698)
Change in other non-cash items	**(5,432)**	(527)
Operating activities	**75,289**	48,925
Investing Activities		
Purchase of property and equipment	**(24,833)**	(22,323)
Proceeds from disposal of property and equipment	**848**	694
Investing activities	**(23,985)**	(21,629)
Financing Activities		
Change in bank advances and short-term notes	**(4,899)**	1,885
Net purchase of units for unit purchase loan plan	**(5,536)**	(779)
Repayment of long-term debt	**(102)**	(4,486)
Distributions	**(30,317)**	(29,105)
Financing activities	**(40,854)**	(32,485)
NET CHANGE IN CASH	**10,450**	(5,189)
Cash, beginning of year	**11,438**	16,627
CASH, END OF YEAR	**$ 21,888**	$ 11,438
Supplemental disclosure of cash paid for:		
Interest expense	**$ 6,166**	$ 6,076
Income taxes	**9,260**	7,453

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

January 28, 2006

1. ORGANIZATION

The North West Company Fund (NWF or the Fund) is an unincorporated open-ended mutual fund trust, governed by the laws of the Province of Manitoba and the laws of Canada and created pursuant to a Declaration of Trust. The beneficiaries of the Fund (the "unitholders") are holders of trust units issued by the Fund (the "Trust Units"). The Fund is a limited purpose trust whose purpose is to invest in securities of its wholly owned subsidiary The North West Company Inc. (NWC), administer the assets and liabilities of NWF and make distributions to the unitholders all in accordance with the Declaration of Trust.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The consolidated financial statements of the Fund are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise noted.

These consolidated financial statements include the accounts of NWF, NWC and its wholly owned subsidiaries (the "Company"), Alaska Commercial Company (AC) and the group of Tora companies, operating as Giant Tiger stores. All significant inter-company amounts and transactions have been eliminated on consolidation.

Fiscal Year The fiscal year ends on the last Saturday in January. Accordingly, the 2005 fiscal year ended January 28, 2006 (52 weeks) and the 2004 fiscal year ended January 29, 2005 (52 weeks). Approximately every five years an additional week of sales and expenses are included in the financial results to bring results back in line with the 52-week year.

Revenue Recognition Revenue on the sale of goods and services is recorded at the time the sale is made to the customer. Service charges on credit card receivables are accrued each month on balances outstanding at each account's billing date.

Accounts Receivable Accounts receivable classified as current assets include customer installment accounts of which a portion will not become due within one year.

Inventories Inventories are valued at the lower of cost and net realizable value less normal profit margins. The cost of warehouse inventories is determined by the average cost method. The cost of retail inventories is determined primarily using the retail method of accounting for general merchandise inventories and the cost method of accounting for food inventories.

Vendor Rebates Consideration received from vendors related to the purchase of merchandise is recorded as a reduction in the price of the vendor's products and reflected as a reduction of cost of goods sold and related inventory.

Property and Equipment Property and equipment are recorded at cost. Amortization is provided using the straight-line method over their estimated useful lives, as follows:

Buildings	2%-5%
Leasehold improvements	5%-20%
Fixtures and equipment	8%
Computer equipment and software	12%-33%

Impairment of Long Lived Assets Impairment of long lived assets is recognized when an event or change in circumstances causes the asset's carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value.

Other Assets The investment in a transportation company is accounted for on the equity basis. Deferred financing costs are being amortized over the life of the debt. Prepayments under lease agreements are being amortized over their respective lease terms.

Unit Purchase Loan Plan Loans issued to officers and senior management to purchase units of the Fund under the unit purchase loan plan are treated as a reduction of equity.

Foreign Currency Translation The accounts of Alaskan operations have been translated into Canadian dollars using the current rate method whereby assets and liabilities are translated at the year-end exchange rate and revenues and expenses at the average rate for the period. Foreign exchange gains or losses arising from the translation of the net investment in self-sustaining Alaskan operations and the portion of the U.S. denominated debt designated as a hedge against this investment are deferred and included in a separate component of equity as a cumulative currency translation adjustment. These cumulative currency translation adjustments are recognized in income when there has been a reduction in the net investment in the self-sustaining foreign operation.

Income Taxes The Fund is an inter vivos trust for income tax purposes. All income of the Fund is distributed to unitholders and, as such, no income tax is payable by the Fund.

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized. The provision for income taxes is recorded in the Company at applicable statutory rates.

Employee Future Benefits The Company maintains both defined benefit and defined contribution pension plans for substantially all of its employees. The actuarial determination of the accrued benefit obligations for pension benefits uses the projected benefit method prorated on services which incorporates management's best estimate of expected plan investment performance, salary escalation, and retirement ages of employees. For the purpose of calculating the expected returns on plan assets, those assets are valued at market related value based on a five year moving average. Past service costs and the net transitional asset are amortized on a straight-line basis over the average remaining service period of the employees expected to receive the benefits under the plan. The excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the market related value of the plan assets is amortized over the average remaining service period of active employees. The average remaining service period of active employees covered by the pension plan is 15 years (2004 - 15 years). Contributions to the defined contribution pension plan are expensed as incurred.

Asset Retirement Obligations A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Unit Appreciation Rights (UARs) Plans Compensation expense under the Company's UARs plans is charged to operations as it accrues using the fair value method. No units of the Fund are issued under these plans.

Financial Instruments The Company uses various financial instruments to reduce its exposure to fluctuations in interest and U.S. currency exchange rates. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. The interest differential to be paid or received under interest rate swap agreements is recognized over the life of the contracts as an adjustment to interest expense. The Company translates its U.S. denominated debt that is hedged by cross currency swaps at the rate implicit in the swap agreement.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events could alter such estimates in the near term.

3. PROPERTY AND EQUIPMENT ($ in thousands)

Year Ended	**January 2006**		January 2005	
	Cost	**Accumulated Amortization**	Cost	Accumulated Amortization
Land	**$ 6,420**	**$ –**	$ 6,498	$ –
Buildings & leasehold improvements	**208,879**	**101,560**	201,775	93,385
Fixtures & equipment	**127,217**	**79,520**	121,051	73,223
Computer equipment & software	**65,844**	**45,172**	62,967	39,579
	$ 408,360	**$ 226,252**	$ 392,291	$ 206,187
Net book value	**$ 182,108**		$ 186,104	

4. OTHER ASSETS ($ in thousands)

Year Ended	**January 2006**	January 2005
Investments in transportation companies	**$ 3,585**	$ 5,036
Accrued benefit asset	**7,431**	294
Deferred financing costs	**667**	853
Prepayments under lease agreements	**957**	1,052
Long-term receivable	**3,601**	3,839
Other*	**1,065**	1,179
	$ 17,306	$ 12,253

*Other includes redeemable deposits with suppliers

5. BANK ADVANCES AND SHORT-TERM NOTES

The Canadian operation has available operating loan facilities of $85 million at interest rates ranging from prime to prime plus 0.75%. These facilities are secured by a floating charge against the assets of the Company on a parri-passu basis with the senior note holders. As at January 28, 2006, the Company had drawn on the facilities $27,041,000 (2004 - $29,191,000).

The Alaskan operation has available an operating loan facility of US$4 million at an interest rate of prime plus 1.0% secured by a floating charge against the assets of the Company. As at January 28, 2006, the Alaskan operations had no outstanding amount drawn on the facility (2004 - US$2,281,000).

6. LONG-TERM DEBT

Year Ended ($ in thousands)	January 2006	January 2005
Senior notes[1]	$ 74,581	$ 80,679
Effect of foreign currency swaps[1]	8,831	6,805
Obligation under capital lease[2]	1,220	1,425
	84,632	88,909
Less: Current portion of long-term debt	108	106
	$ 84,524	$ 88,803

1 The US$65 million senior notes mature on June 15, 2009 and bear an interest rate of 5.89% payable semi-annually. Repayment of 20% of the principal is required on June 15, 2007 and June 15, 2008. The notes are secured by a floating charge against the assets of the Company. The Company has entered into various cross currency interest rate and interest rate swaps resulting in floating interest costs on US$36 million of its senior notes. After giving effect to the interest rate swaps and cross currency interest rate swaps the effective interest rate for 2005 was 6.1% (2004 - 5.3%).

2 The obligation under a capital lease of US$1,063,000 (2004 - US$1,148,000) is repayable in blended principal and interest payments of US$200,000 annually. The obligation will be fully repaid on October 31, 2013.

The Company's principal payments of long-term debt over the next five years are as follows:

Years Ending January	($ in thousands)
2007	$ 108
2008	15,036
2009	15,049
2010	44,896
2011	163

7. ASSET RETIREMENT OBLIGATIONS

The Company has recognized a discounted liability associated with obligations arising from the operation of petroleum dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. At January 28, 2006, the undiscounted cash flows required to settle the obligations is $6.5 million, which is expected to be settled between 2006 and 2058. The credit-adjusted risk free rate at which the estimated cash flows have been discounted is 8%.

A reconciliation of the opening and closing carrying amount of the asset retirement obligation is as follows:

Year Ended ($ in thousands)	January 2006	January 2005
Balance, beginning of year	$ 1,105	$ 1,033
Liabilities incurred during the year	99	-
Accretion expense included in cost of sales, selling and administrative expenses	81	72
Balance, end of year	$ 1,285	$ 1,105

8. CAPITAL

Authorized The Fund has an unlimited number of units.

(units and $ in thousands) Year Ended	January 2006		January 2005	
Issued and outstanding	16,126	$165,205	16,126	$165,205

9. UNIT PURCHASE LOAN PLAN

During the year the Company issued loans to officers and senior management to purchase units under the unit purchase loan plan. These loans are non-interest bearing and are repayable from the Company's after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 305,456 units of NWF with a quoted value of $10,996,000 as at January 28, 2006. Loans receivable at January 28, 2006 of $9,965,000 (2004 - $4,429,000) are recorded as a reduction of equity. The loans have terms of three to five years. The maximum amount of the loans under the plan is currently limited to $15,000,000.

10. CUMULATIVE CURRENCY TRANSLATION ADJUSTMENTS ($ in thousands)

Year Ended	January 2006	January 2005
Balance, beginning of year	$ 4,949	$ 5,244
Movement in exchange rate	(749)	(295)
Balance, end of year	$ 4,200	$ 4,949

The cumulative currency translation adjustments account represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining Alaskan operations since the date of acquisition. A portion of the U.S. denominated senior notes in the amount of US$43 million has been designated as a hedge against the Alaskan operations.

11. INCOME TAXES ($ in thousands)

Significant components of the Company's future tax assets are as follows:

Year Ended	January 2006	January 2005
Future tax assets		
Non-capital loss carryforwards	$ 245	$ 472
Tax values of capital assets in excess of accounting values	7,915	7,545
Provisions and other temporary differences	(643)	2,382
Net future tax asset	$ 7,517	$ 10,399
Comprised of		
Current	$ 1,824	$ 2,467
Long-term	5,693	7,932
	$ 7,517	$ 10,399

Income tax expense differs from the amounts, which would be obtained by applying the combined statutory income tax rate to earnings due to the following:

Year Ended	January 2006	January 2005
Net earnings before income taxes	$ 54,369	$ 46,940
Combined statutory income tax rate	36.34%	36.67%
Income taxes based on combined statutory income tax rate	19,757	17,212
Increase (decrease) in income taxes resulting from:		
Large corporation tax	525	620
Amounts not subject to income tax	(1,112)	(160)
Income tax deductions on interest paid to the Fund	(9,340)	(9,425)
Withholding tax	314	815
Recognition of Canadian income tax rate changes on future income taxes	34	(39)
Other	1,301	652
Provision for income taxes	$ 11,479	$ 9,675
Effective income tax rate	21.11%	20.61%

Significant components of the provision for income taxes are as follows:

Year Ended	January 2006	January 2005
Current income tax expense	$ 8,699	$ 9,039
Future income tax expense (benefit) relating to:		
Temporary differences and loss carryforwards	2,746	675
Recognition of Canadian income tax rate changes on future income taxes	34	(39)
Provision for income taxes	$ 11,479	$ 9,675

12. NET EARNINGS PER UNIT

Basic net earnings per unit are calculated based on the weighted-average units outstanding of 15,898,000 (2004 - 15,918,000). The diluted net earnings per unit takes into account the additional income that would have been earned by the Company had interest costs not been incurred on the unit purchase loan plan and had the respective units been outstanding during the year.

($ and units in thousands except earnings per unit) Year Ended	January 2006	January 2005
Diluted earnings per unit calculation:		
Net earnings for the year (numerator for basic earnings per unit)	$ 42,890	$ 37,265
After tax interest cost of unit purchase loan plan	266	163
Numerator for diluted earnings per unit	$ 43,156	$ 37,428
Weighted average units outstanding (denominator for basic earnings per unit)	15,898	15,918
Effect of diluted unit purchase loan plan	228	208
Denominator for diluted earnings per unit	16,126	16,126
Basic earnings per unit	$ 2.70	$ 2.34
Diluted earnings per unit	$ 2.68	$ 2.32

13. SEGMENTED INFORMATION ($ in thousands)

The Company operates predominantly within the retail industry in Canada and Alaska. The following information is presented for the two business segments:

Year Ended	January 2006	January 2005
Sales		
Canada	$ 689,340	$ 629,822
Alaska	160,313	158,871
Total	$ 849,653	$ 788,693
Net earnings before amortization, interest and income taxes		
Canada	$ 70,561	$ 62,629
Alaska	14,941	13,977
Total	$ 85,502	$ 76,606
Net earnings before interest and income taxes		
Canada	$ 49,458	$ 42,652
Alaska	11,031	10,049
Total	$ 60,489	$ 52,701
Identifiable assets		
Canada	$ 293,606	$ 293,254
Alaska	60,640	63,963
Total	$ 354,246	$ 357,217

14. EMPLOYEE FUTURE BENEFITS

The Company sponsors defined benefit pension plans covering the majority of Canadian employees. The defined benefit pension plans are based on years of service and final average salary. The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes as at January 28, 2006 and January 29, 2005. The accrued pension benefits and the market value of the plans' net assets were last determined by actuarial valuation as at January 1, 2005. The next actuarial valuation is required as at January 1, 2006. The Company also sponsors an employee savings plan covering all U.S. employees with at least six months of service. Under the terms of the plan, the Company is obligated to make a 50% matching contribution up to 3% of eligible compensation.

Total cash payments by the Company for future employee benefits, consisting of cash contributed to its pension plans and U.S. employee's savings plans was $9,712,000 (2004 - $2,395,000).

The following significant actuarial assumptions were employed to measure the accrued benefit obligations and benefit plan expense:

Year Ended	**January 2006**	January 2005
Accrued benefit obligations		
Discount rate	**5.0%**	6.0%
Rate of compensation increase	**4.0%**	4.0%
Benefit plan expense		
Discount rate	**6.0%**	6.5%
Expected long-term rate of return on plan assets	**7.0%**	7.0%
Rate of compensation increase	**4.0%**	4.0%

The Company's pension benefit expense is determined as follows:

Year Ended ($ in thousands)		**January 2006**			January 2005	
	Incurred in year	**Matching Adjustments[1]**	**Recognized in year**	Incurred in year	Matching Adjustments[1]	Recognized in year
Current service costs, net of employee contributions	**$ 2,673**	**$ –**	**$ 2,673**	$ 2,244	$ –	$ 2,244
Interest on accrued benefits	**2,819**	**–**	**2,819**	2,745	–	2,745
Return on plan assets	**(4,031)**	**909**	**(3,122)**	(2,869)	(1)	(2,870)
Actuarial (gain) loss	**10,164**	**(9,805)**	**359**	3,312	(3,240)	72
Past service costs	**–**	**(11)**	**(11)**	–	(11)	(11)
Amortization of net transition asset	**–**	**(308)**	**(308)**	–	(308)	(308)
Net benefit plan expense	**$ 11,625**	**$ (9,215)**	**$ 2,410**	$ 5,432	$ (3,560)	$ 1,872

1 Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits

The expense incurred under the employee savings plan covering U.S. employees is US$138,000 (2004-US$131,000).

Information on the Company's defined benefit plans, in aggregate, is as follows:

Year Ended ($ in thousands)	January 2006	January 2005
Plan assets		
Fair value—beginning of year	**$ 39,199**	$ 37,026
Actual return on plan assets	**4,031**	2,870
Employer contributions	**9,533**	2,212
Employee contributions	**46**	46
Benefits paid	**(4,197)**	(2,955)
Fair value—end of year	**$ 48,612**	$ 39,199
Plan obligations		
Accrued benefit obligation—beginning of year	**$ 49,083**	$ 43,704
Current service cost	**2,705**	2,277
Accrued interest on benefits	**2,819**	2,745
Benefits paid	**(4,197)**	(2,955)
Actuarial loss	**10,164**	3,312
Accrued benefit obligation—end of year	**$ 60,574**	$ 49,083
Funded status		
Fair value plan assets	**$ 48,612**	$ 39,199
Accrued benefit obligation	**60,574**	49,083
Plan deficit	**(11,962)**	(9,884)
Unamortized net actuarial losses	**21,837**	12,941
Unamortized net transitional asset	**(2,382)**	(2,690)
Unamortized past service costs	**(62)**	(73)
Accrued benefit asset	**$ 7,431**	$ 294

The accrued benefit asset is included in other assets in the Company's consolidated balance sheet.

The accrued benefit obligation of all of the Company's defined benefit pension plans exceeds the fair value of plan assets as noted above.

Year Ended	January 2006	January 2005
Plan assets consist of:		
Equity securities	**54%**	51%
Debt securities	**33%**	38%
Other	**13%**	11%
Total	**100%**	100%

The pension plans have no investment in the units of the Company.

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

a) In 2002, the Company signed a 30-year Master Franchise Agreement with *Giant Tiger Stores Limited*, based in Ottawa, Ontario which grants the Company the exclusive right to open Giant Tiger stores in western Canada. Under the agreement, *Giant Tiger Stores Limited* provides product sourcing, merchandising, systems and administration support to the Company's Giant Tiger stores in return for a royalty based on sales. The Company is responsible for opening, owning, operating and providing distribution services to the stores. The Company's exclusivity right requires that a minimum number of Giant Tiger stores be opened each year, based on an expected roll-out of 72 stores over the term of the agreement. As at January 28, 2006 the Company has opened 14 Giant Tiger stores and is in compliance with the terms of the agreement.

b) In 1992, the Company entered into an agreement to lease the land on which the Winnipeg Logistics Service Centre is located from the City of Winnipeg for $1 per year for 15 years subject to attaining agreed-upon job creation targets. Management anticipates that the agreed targets will be met; accordingly, no additional lease payments have been accrued. The Company is obligated to buy the land for the greater of $1,710,000 or fair market value at August 31, 2007.

c) The Company has future commitments under operating leases as follows:

Years Ending January	Minimum Lease Payments ($ in thousands)
2007	$ 10,815
2008	10,492
2009	9,596
2010	8,141
2011	7,478
Thereafter	51,171

Contingencies

a) Canada Revenue Agency is currently conducting an audit for the taxation years 1996 -1999. It is the opinion of management that the pending reassessments will be resolved without material effect on the financial statements.

b) The Company is involved in various legal matters arising in the normal course of business. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company. The resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

Guarantees The Company has provided the following significant guarantees to third parties:

a) The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased director and officer liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

b) In the normal course of operations, the Company provides indemnification agreements to counterparties for various events such as intellectual property right infringement, loss or damages to property, claims that may arise while providing services, violation of laws or regulations, or as a result of litigation that might be suffered by the counterparties. The terms and nature of these indemnification agreements vary based on the specific contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

16. UNIT APPRECIATION RIGHTS (UARs) PLANS

The Company has a non-contingent UARs plan which forms part of the long-term incentive program for senior management. The UARs program was discontinued in 2000, however previously issued UARs continued to vest in 2005. The expense incurred during the year under the plan was $40,000 (2004 - $252,000).

A summary of the Company's plan and changes during the year is presented below:

Year Ended	**January 2006**		January 2005	
	UARs (000's)	**Price***	UARs (000's)	Price*
Outstanding at beginning of year	**9**	**$12.34**	128	$13.55
Exercised	**(9)**	**12.34**	(113)	25.66
Forfeited	-	-	(6)	10.50
Outstanding at end of year	-	-	9	$12.34
UARs exercisable at year end	-		4	

*Weighted-average

17. FINANCIAL INSTRUMENTS ($ in thousands)

Short-Term Financial Instruments Short-term financial instruments which include cash, accounts receivable, bank advances and short-term notes, accounts payable and accrued liabilities, and income tax payable are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair value due to the relative short period to maturity of the instruments.

Long-Term Financial Instruments The Company has the following long-term financial instruments outstanding as at January 28, 2006:

	Maturity	**Interest Rate**	**Carrying Value**	**Fair Value**
Debt				
US$65 million Senior notes	2009	5.89% [1]	$ 74,581 [2]	$ 75,275
				Unrealized Loss
Swaps				
US$14 million Interest rate	2007–2009	LIBOR [3] plus 1.87%		$ 426
US$22 million Cross currency Interest rate	2007–2009	B.A. [4] plus 2.99% to B.A. plus 3.16%		$ 10,325

1 Weighted-average
2 The senior notes (note 6) recorded on the balance sheet includes unrealized losses of $8,831 on the foreign currency portion of the US$22 million cross currency interest rate swaps
3 London Interbank Offered Rate
4 Bankers' Acceptances

Interest Rate Risk The Company has exposure to interest rate fluctuations on the swapped amount of its senior notes.

Credit Risk The Company is exposed to credit risk, primarily in relation to credit card customer accounts and notes receivable from First Nations governments. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

18. COMPARATIVE AMOUNTS

The comparative amounts have been reclassified to conform with the current year's presentation.

The North West Company Inc.
Gibraltar House, 77 Main Street
Winnipeg, Manitoba Canada R3C 2R1
T: 204 943 0881
Toll-free: 1 800 563 0002
Corporate Website: www.northwest.ca

EXEMPTION NUMBER 82-34737

THE NORTH WEST COMPANY

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the 2006 Annual and Special Meeting (the "Meeting") of holders of trust units ("Unitholders") of NORTH WEST COMPANY FUND (the "Fund") will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba, on Thursday, June 8, 2006, at 11:30 a.m. (Winnipeg time), for the following purposes:

1. to receive and consider the consolidated financial statements of the Fund for the period ended January 28, 2006, and the auditor's report thereon;

2. to elect the trustees (the "Trustees") of the Fund for the ensuing year;

3. to direct the Trustees to elect the directors (the "Directors") of the North West Company Inc. (the "Company") for the ensuing year;

4. to appoint PricewaterhouseCoopers LLP as auditors of the Fund and the Company for the ensuing year and to authorize the Trustees and Directors to fix the remuneration of the auditors;

5. to consider, and if deemed advisable, to pass, with or without variation, a special resolution of the Fund, the full text of which is set forth in the accompanying management information circular of the Fund dated April 21, 2006 (the "Information Circular"), approving a proposed internal reorganization of the Fund and its affiliates and certain related amendments to the Fund's declaration of trust;

6. to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying Information Circular, approving a deferred unit plan for the Fund; and

7. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Information relating to items 2 through 6 above is set forth in the accompanying Information Circular dated April 21, 2006. Unitholders who are unable to attend in person are requested to date and sign the enclosed proxy and to mail it or deposit it with the Fund at 77 Main Street, Winnipeg, Manitoba R3C 2R1. In order to be valid and acted upon at the Meeting, proxies must be returned to the above address at any time up to 4:00 p.m. on the last business day preceding the Meeting, or any adjournment thereof, at which the proxy is to be used.

The Trustees have fixed the close of business on April 21, 2006 (the "Record Date") as the record date for the purpose of determining Unitholders entitled to receive notice of, and to attend and vote at, the Meeting. Only persons registered as Unitholders on the books of the Fund as of the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting.

DATED at Winnipeg, this 21st day of April 2006.

By order of the Board of Trustees
of North West Company Fund

LÉO CHARRIÈRE
Executive Vice-President, Chief Financial Officer
& Secretary

NORTH WEST COMPANY FUND
INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular (this "Information Circular") is furnished in connection with the solicitation of proxies by the Trustees (the "Trustees") of North West Company Fund (the "Fund") to be used at the Annual and Special Meeting (the "Meeting") of the holders (the "unitholders") of Trust Units (the "Units") of the Fund to be held at the time and place and for the purposes stated in the Notice of Annual and Special Meeting of Unitholders accompanying this Information Circular. The Meeting will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba, on Thursday, June 8, 2006 at 11:30 a.m. (Winnipeg time). Information given herein is given as of April 21, 2006, except where otherwise indicated. The solicitation will be primarily by mail, but proxies may also be solicited by telephone or other means of communication or in person by Trustees, Directors, officers or employees of the Fund and/or The North West Company Inc. (the "Company"), a wholly owned subsidiary of the Fund, or by CIBC Mellon Trust Company, the Fund's transfer agent. The cost of any such solicitation will be borne by the Fund.

The Fund, through CIBC Mellon Trust Company, has distributed copies of the Notice of Annual and Special Meeting of Unitholders, Information Circular and Form of Proxy to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively, "intermediaries") for onward distribution to unitholders whose Units are held by or in the custody of such intermediaries ("non-registered unitholders"). Such intermediaries are required to forward the documents to non-registered unitholders unless such non-registered unitholders have waived the right to receive the material.

The solicitation of proxies from non-registered unitholders will be carried out by intermediaries, the Fund or CIBC Mellon Trust Company, if the names and addresses of non-registered unitholders are provided by such intermediaries.

ADVICE TO BENEFICIAL HOLDERS OF TRUST UNITS

Unitholders who do not hold their Units in their own name (referred to herein as "Beneficial Unitholders") are advised that only proxies from unitholders of record can be recognized and voted upon at the Meeting. Non-registered unitholders who wish to file proxies should follow the directions of their intermediaries with respect to the procedure to be followed. Generally, non-registered unitholders will either:

A. be provided with a request for voting instructions. The intermediary is required to send to CIBC Mellon Trust Company an executed form of proxy completed in accordance with any voting instructions received by it; or

B. be provided with a form of proxy executed by the intermediary but otherwise uncompleted. The non-registered unitholder may complete the proxy and return it directly to CIBC Mellon Trust Company (see "Appointment and Revocation of Proxies").

All references to unitholders in this Circular and the accompanying Notice of Annual and Special Meeting are to unitholders of record unless specifically stated otherwise.

Applicable securities laws require intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should carefully be followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder is identical to that provided to registered unitholders. However, its purpose is limited to instructing the registered unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Unitholders and asks Beneficial Unitholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the Units to be represented at the Meeting. A Beneficial Unitholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Units directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the Units voted.

If you are a Beneficial Unitholder and wish to vote in person at the meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are Trustees.

As indicated on the form of proxy, unitholders desiring to appoint some other person (who need not be a unitholder) to represent them at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy, returning the completed proxy in the envelope provided, or delivering it to the attention of the Trustees of the Fund at the address set forth below.

A registered unitholder giving a proxy may revoke the proxy by instrument in writing executed by the registered unitholder or his attorney authorized in writing or, if the unitholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Fund, 77 Main Street, Winnipeg, Manitoba, R3C 2R1 Attention: Léo Charrière, at any time up to and including 4:00 p.m. on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or in either case with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

A non-registered unitholder may revoke voting instructions or a waiver of the right to receive documents and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instructions or of a waiver of the right to receive documents and to vote that is not received by the intermediary at least seven days prior to the Meeting.

EXERCISE OF DISCRETION BY PROXIES

The person named in the enclosed form of proxy will vote the Units in respect of which he/she is appointed in accordance with the direction of the unitholder appointing him/her. In the absence of such direction, such Units will be voted in favour of each of the matters referred to in the

Notice of Annual Meeting of Unitholders. **The enclosed form of proxy confers discretionary authority upon the person named therein with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Unitholders, and with respect to other matters which may properly come before the Meeting.** As at the date of this Information Circular, the Trustees know of no such amendments, variations, or other matters to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting of Unitholders.

VOTING UNITS, RECORD DATE AND PRINCIPAL HOLDERS THEREOF

The issued and outstanding capital of the Fund as at April 21, 2006, consists of 16,126,000 Units to which are attached voting rights.

At all meetings of the unitholders, each unitholder is entitled to one vote for each Unit registered in his/her name on the books of the Fund. Every question coming before the Meeting shall, unless otherwise required by law or otherwise, be determined by the majority of votes duly cast on the question.

Unitholders of record as of April 21, 2006 shall be entitled to receive notice of, and to attend and vote at, the Meeting.

As at April 21, 2006 to the knowledge of the Trustees, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the Fund's outstanding Units.

THE FUND

The Fund is an open-ended mutual fund trust governed by the laws of the Province of Manitoba and created pursuant to a Declaration of Trust dated as of January 31, 1997 (the "Declaration of Trust"), which was amended on March 2, 1997, June 4, 1998, February 25, 2003 and June 9, 2005. The Fund is administered by a Board of Trustees. The principal and head office of the Fund is located at 77 Main Street, Winnipeg, Manitoba, R3C 2R1.

The Fund is a limited-purpose trust and is restricted to:

(a) investing in such securities as may be approved from time to time by the Trustees and the Board of Directors of the Company;

(b) disposing of any part of the assets of the Fund;

(c) temporarily holding cash and investments for the purpose of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units and making distributions to unitholders; and

(d) undertaking such other business and activities as shall be approved by the Trustees from time to time provided that such business or activity does not result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Income Tax Act.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table sets forth information concerning compensation awarded to, earned by or paid to the Company's Chief Executive Officer ("CEO"), the Company's Chief Financial Officer (CFO) and the Company's three other highest paid executive officers, who were serving as executive officers at the end of the fiscal year (the "Named Executive Officers") for services rendered in all capacities with respect to the three most recently completed financial years of the Company.

"LTIP" or "Long Term Incentive Plan" means any plan providing compensation intended to motivate performance over a period greater than one financial year, but does not include option or UAR plans or plans for compensation through restricted Units.

"UAR" or "Unit Appreciation Right" means a right, granted by the Fund or the Company as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities. Payouts under this plan are included as LTIP Payouts.

		Annual Compensation			Long Term Compensation Awards		Long Term Compensation Payouts	
Name/ Principal Position	**Financial Year**	**Salary (Cdn $) (1)**	**Bonus (Cdn $) (2)**	**Other Annual Comp. (Cdn $) (3)**	**Securities Under Options/ UARs Granted (#)**	**Restricted Units**	**LTIP Payouts (Cdn $)**	**All Other Compensation (Cdn $) (4)**
Edward S. Kennedy President & CEO	2005	518,846	571,781	134,710	0	0	0	1,241
	2004	459,231	366,188	133,657	0	0	0	740
	2003	451,539	115,500	141,717	0	0	629,698	545
Léo P. Charrière Executive Vice President & CFO (5)	2005	262,769	232,560	60,921	0	0	0	710
	2004	230,385	121,800	59,455	0	0	0	371
	2003	142,789	56,250	29,492	0	0	0	190
Carl A. McKay Executive Vice President, Northern Canada Retail	2005	252,423	214,579	54,938	0	0	0	635
	2004	192,731	87,300	48,916	0	0	0	290
	2003	194,269	28,275	52,023	0	0	79,640	299
Rex Wilhelm President Alaska Commercial Company (6)	2005	156,021	125,156	0	0	0	35,634	0
	2004	153,241	73,959	0	0	0	96,377	0
	2003	150,777	51,698	0	0	0	131,142	0
Karen J. Milani Vice President Human Resources	2005	149,385	109,725	34,177	0	0	80,000	386
	2004	133,076	60,300	32,474	0	0	107,520	201
	2003	130,962	19,500	31,476	0	0	43,400	147

(1) 2003 was based on a 53 week fiscal year.

(2) Target incentives for executives with overall corporate accountabilities are based on achievement of consolidated Earnings before Interest and Taxes (EBIT) targets for the entire Company adjusted for the cost of capital and specific items. Target incentives for executives with business unit accountabilities are based 80-90% on Business Unit EBIT and 10-20% on consolidated EBIT for the entire company adjusted for the cost of capital and specific items. Maximum incentives for all executives are 1.5 times the target incentive.

(3) Includes the value of the interest subsidy paid to officers on loans incurred to purchase Units, and the amount paid to officers under the flexible spending plan. The Company has a Management Ownership Plan ("MOP") under which it pays, on behalf of certain eligible management employees (including the Named Executive Officers), interest costs over 2% per annum on certain loans incurred to purchase Units. This program has been eliminated with the benefit reducing as loans expire. The Company also has a Unit Purchase Loan Program ("UPLP") under which it pays, on behalf of officers (including the Named Executive Officers), full interest costs on loans approved by the Board to purchase Units. The aggregate interest subsidy paid under these plans to Named Executive Officers for the financial year of the Company ended January 28, 2006, was $147,054.

Breakdown of other compensation for the Named Executive Officers

Named Executive Officers	Flex Benefits ($)	MOP Interest ($)	UPLP Prescribed Interest ($)	Total Other Compensation ($)
Edward S .Kennedy (7)	59,933	5,283	69,494	134,710
Léo P. Charrière (8)	30,292	7,278	23,351	60,921
Carl A. McKay	30,208	2,784	21,945	54,938
Karen J. Milani	17,258	4,598	12,321	34,177

(4) Includes the value of insurance premiums paid by the Company with respect to term life insurance for the officers, contributions made by the Company to the officers' defined contribution pension plan (it is not required to disclose contributions in the defined benefit plan made by the Company for officers), relocation allowance, and any other miscellaneous payments.

(5) Léo P. Charrière joined the Company on May 20, 2003.

(6) Rex Wilhelm was promoted to position of President, Alaska Commercial Company on April 1, 2005.

(7) Edward S. Kennedy is not directly compensated by the Fund for his role as President & C.E.O. of the Fund

(8) Léo P. Charrière is not directly compensated by the Fund for his role as the C.F.O. and Secretary of the Fund.

For the financial year of the Company ended January 28, 2006, the Company provided to all its officers a total of $2,204,755 in salaries, $1,818,409 in bonuses, $416,829 in other annual compensation and $4,909 in all other compensation.

UNIT OPTIONS AND UARs

Unit Options and UAR Grants in the Last Financial Year

There were no individual grants of Unit Options or UARs to any of the Named Executive Officers during the financial year of the Company ended January 28, 2006. This program was discontinued in the year 2000 and no UAR grants were issued thereafter.

UAR'S Exercised During the Year

Of the Named Executive Officers, Karen J. Milani exercised her UAR's for a realized value of $80,000. The realized value is based on the market value of the underlying security at exercise date, minus the initial grant price. There were no exercisable UAR's held by the Named Executive Officers at January 28, 2006.

Option and UAR Repricing

Neither the Fund nor Company has any options or UARs issued and outstanding.

Proposed Deferred Unit Plan

At the Meeting, the unitholders will be asked to approve the adoption of the Deferred Unit Plan (as defined in Appendix "A" on page 36 hereof).

Officers' and Senior Managers' Unit Purchase Loan Program

During the financial year of the Company ended January 28, 2006, the Company issued loans to executive officers and eleven senior management personnel in the Canadian operation as part of its long-term incentive program to purchase Units under a Unit Purchase Loan Plan ("UPLP"). These loans are non-interest bearing and are repayable from the after tax distributions on the Units purchased using such loan proceeds or if the officer sells such Units or leaves the Company. The loans are secured by a pledge of such Units as presented in the following table. On December 8, 2005, the Board of Directors approved an increase in the maximum aggregate amount of the loans under the UPLP to $15,000,000 from $7,500,000. Additional loans may be made on an annual basis.

	Largest amount outstanding during the year ended January 28, 2006	Amount outstanding as at January 28, 2006	Security for indebtedness as at January 28, 2006 (units)	Market value of security as at January 28, 2006
Edward S. Kennedy	$2,542,358	$2,463,601	66,157	$2,381,652
Léo P. Charrière	1,354,528	1,344,477	39,900	1,436,400
Carl A. McKay**	1,282,735	0	0	0
Russell J. Zwanka	1,245,373	1,235,183	40,450	1,456,200
Scott A. McKay	723,198	717,951	20,829	749,844
Karen J. Milani	613,551	608,891	18,500	666,000
Kenneth M. Claudel	434,556	431,382	12,600	453,600
Gerald L. Mauthe	425,384	421,866	13,965	502,740
Len G. Flett*	250,885	242,420	8,400	302,400
Management Group	2,521,711	2,499,191	84,655	3,047,580
	$11,394,276	**$9,964,962**	**305,456**	**$10,996,416**

* Len G. Flett retired from the Company on September 23, 2005 and his loan was repaid on February 9, 2006.

** Carl A. McKay retired on February 10, 2006.

Pension Plan Disclosure

The following table shows the estimated annual benefits payable upon retirement of the Canadian officers of the Company under the Company's Pension Plan.

	Years of Service			
Remuneration	10	15	20	25
($) 125,000	($) 21,250	($) 31,875	($) 42,500	($) 53,125
150,000	25,500	38,250	51,000	63,750
175,000	29,750	44,625	59,500	74,375
200,000	34,000	51,000	68,000	85,000
225,000	38,250	57,375	76,500	95,625
250,000	42,500	63,750	85,000	106,250
300,000	51,000	76,500	102,000	127,500
400,000	68,000	102,000	136,000	170,000
500,000	85,000	127,500	170,000	212,500
600,000	102,000	153,000	204,000	255,000
700,000	119,000	178,500	238,000	297,500
800,000	136,000	204,000	272,000	340,000
900,000	153,000	229,500	306,000	382,500

The previous table reflects the annual benefits payable, under the non-contributory defined benefit pension plan, to officers of the Company at age 60 for the various earnings/service combinations shown. The benefit is not reduced for early retirement at age 60 if the member has 10 years of service as an officer of the Company. The benefits do not include payments from the Canada/Quebec Pension Plan or Old Age Security.

The annual benefit payable is based on 1.7% per year of service of the average of the officer's final three years of remuneration. Remuneration includes base earnings plus bonuses. Upon death, reduced payments continue to the spouse, if applicable. Officers may elect to contribute to the plan to provide for enhanced ancillary benefits.

This table reflects the benefits payable for service as an officer. Various lower benefit formulas apply for service prior to appointment as an officer.

Officers may elect to accumulate their benefits through an alternative defined contribution arrangement. The benefits under this option will be based on the balance accumulated in their defined contribution account.

As of January 28, 2006, Edward S. Kennedy had 16 years total credited service and 15 years credited service as an officer, Léo P. Charrière had 2 years total credited service and 2 years credited service as an officer, Carl A. McKay had 33 years total credited service and 7 years credited service as an officer, and Karen J. Milani had 8 years total credited service and 5 years credited service as an officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

Léo P. Charrière joined the Fund and the Company on May 20, 2003. Under the terms of his employment contract, if terminated without cause, he is entitled to severance compensation of 18 months base salary plus a 10% flexible benefit payment.

Russell J. Zwanka joined the Company on August 8, 2005. Under the terms of his employment contract, if terminated without cause, he is entitled to severance compensation of 18 months base salary plus a 10% flexible benefit payment.

Carl A. McKay retired from the Company on February 10, 2006.

Human Resources and Compensation Committee

For the composition of the Human Resources and Compensation Committee of the Company, please see the following section and the section entitled "Corporate Governance – Board Committees".

REPORT ON EXECUTIVE COMPENSATION

The Human Resources and Compensation Committee of the Company is responsible for reviewing and advising on policies and programs for attracting, retaining, developing and motivating employees of the Company. This committee also has the specific mandate to annually review compensation of officers (including the Named Executive Officers), and to make recommendations as necessary to the Board of Directors, which has the final approval in all areas of officer compensation.

In carrying out its mandate, the committee assesses the performance of the Chief Executive Officer on an annual basis against previously established performance objectives. It also reviews the yearly performance recommendations submitted by the Chief Executive Officer for the other officers of the Company.

The committee typically meets three times a year and is composed of "unrelated" Directors. The Chief Executive Officer and the Vice-President of Human Resources attend meetings of the committee but are not present for discussions of their own remuneration.

The guiding philosophy of the officer compensation program is a mixture of team and direct responsibility based "pay-for-performance" which provides a tight linkage between investor goals and officer compensation rewards. The total compensation program for officers is composed primarily of three components, namely a base salary, an annual incentive plan and a long-term incentive program. The latter two variable compensation programs are designed to put a significant amount of officer remuneration at risk by being highly dependent upon increases in Company profitability and unitholder value. The Company's total compensation objective is to reward its executives in the upper quartile of the market when upper quartile financial performance is achieved, relative to similar sized, publicly traded entities. Base salaries are targeted at the 50th percentile of market as measured against the appropriate external comparator group. These salaries are reviewed and adjusted periodically against current survey data. Individual salaries are set at an appropriate level based on the officer's experience and proven, or expected, level of performance. Officers would normally be expected to reach the 50th percentile of market within three years.

The second component of total compensation, the annual incentive bonus, is intended to reward officers for the achievement of specific predetermined, yearly financial improvements. Target incentives for executives with overall corporate accountabilities are based 100% on achieving consolidated Earnings before Interest and Taxes (EBIT) targets for the Company's operations as a whole adjusted for cost of capital and specific items. Those executives with accountabilities solely in the Company's Canadian operations have their incentives based on Canadian EBIT targets adjusted for cost of capital and specific items. Executives with business unit accountabilities have their target incentives primarily focused on the performance of their business units with a small percentage (10-20%) on consolidated EBIT targets for the entire company adjusted for cost of capital and specific items. Maximum incentive payments equal 1.5 times the target incentive.

The final compensation component of the officer compensation program is the long term incentive program, which is intended to reinforce the officers' commitment to the sustained enhancement of both profitability and unitholder value. This objective is achieved through the UPLP which provides upfront, limited recourse interest-free loans to officers, granted by the Board to purchase Units.

In arriving at its recommendations, this committee has access to compensation information from the retail industry and other employers with whom the Company may compete for resources. In 2005 an external consultant worked with the Human Resources & Compensation Committee to undertake a detailed competitive analysis of total cash compensation for officers as part of the development of the long term incentive program. The services of the external consultant continue to be used to gather comparative market data.

Based on the above, the annual incentive bonus increased significantly in 2005 as the yearly financial improvement targets were exceeded.

Submitted by the Human Resources and Compensation Committee of the Board:

H. Sanford (Sandy) Riley (Chair)
Frank J. Coleman
Gary J. Lukassen
R.J. (Bob) Kennedy
Wendy F. Evans

PERFORMANCE GRAPH

Set out below is a comparison of the cumulative total return between the Fund, with the TSX Composite, Consumer Durables/Apparel Group, Retailing Group and Food/Staples Retailing Group from January 31, 2001 to January 31, 2006.



Total Return Performance
%
425
400
375
350
325
300
275
250
225
200
175
150
125
100
75
50
01/31/2001
01/31/2002
01/31/2003
01/31/2004
01/31/2005
01/31/2006
NWF.UN
TSX Composite
Consumer Durables / Apparel Group
Retailing Group
Food/Staples Retailing Group

	Jan. 01	Jan. 02	Jan. 03	Jan. 04	Jan. 05	Jan. 06	Compound Annual Growth
The Fund	100	146	191	236	327	425	33.5%
TSX Composite	100	84	73	96	106	140	7.0%
Consumers Durables/Apparel Group	100	117	153	142	133	208	15.8%
Retailing Group	100	105	107	133	164	203	15.2%
Food/Staples Retailing Group	100	134	131	156	187	180	12.4%

Note: Assumes $100 invested January 31, 2001 in the Fund, the TSX Composite, Consumer Durables/Apparel Group, Retailing Group and Food/Staples Retailing Group. Fund distributions are reinvested on the ex-distribution date. The above referenced indices already incorporate dividend reinvestment.

COMPENSATION OF TRUSTEES AND DIRECTORS

Total Trustees' fees for the financial reporting period of the Fund ended January 28, 2006 were $10,500. Subsequent to the Annual and Special Meeting of the Unitholders of the Fund held on June 9, 2005, remuneration for the Trustees was blended into the remuneration of the Directors.

Directors who are not officers or employees of the Company are entitled to a quarterly fee of $5,000, a fee of $1,000 per meeting of the Board attended, a fee of $1,000 per committee meeting attended and a quarterly fee of $1,500 for each Board committee on which the Director serves as Chair, with the exception of the Chair of the Audit Committee who receives $2,500 to serve as Chair. The Chairman of the Board is paid a quarterly fee of $20,000. The fees include remuneration for the role of Trustees.

Total Directors' fees for the financial year of the Company ended January 28, 2006, amounted to $299,106.

INDEBTEDNESS OF TRUSTEES, DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Neither the Trustees or officers of the Fund, nor any of the Directors or officers of the Company, nor any associate or affiliate of any of them, is or was indebted, directly or indirectly, to the Fund or the Company at any time since January 30, 2005, the beginning of the most recently completed financial year of the Company except as previously outlined above under "Officers' and Senior Managers' Unit Purchase Loan Plan".

INTEREST OF TRUSTEES, DIRECTORS, OFFICERS AND OTHERS IN MATERIAL TRANSACTIONS

The Trustees are not aware of any material interest, direct or indirect, of any Trustee or any Director or officer of the Company or any proposed nominee for election as a Trustee or Director, or any associate or affiliate of any such person in any transaction since January 30, 2005, the beginning of the most recently completed financial year of the Company and the Fund, which has materially affected or will materially affect the Fund or the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

The Trustees are not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any Trustee, or Director or senior officer of the Company, anyone who has held office as such at any time since the beginning of the financial year of the Company and the Fund beginning January 30, 2005, any proposed nominee for election as a Trustee or Director, or their respective associates or affiliates, in any matter to be acted on at the Meeting except as disclosed herein.

APPOINTMENT AND REMUNERATION OF AUDITORS

The Declaration of Trust provides that the unitholders shall appoint the auditors of the Fund and the Company at each Annual Meeting of the Unitholders of the Fund.

The auditors of the Fund and the Company are PricewaterhouseCoopers LLP, Chartered Accountants. Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Winnipeg, as auditors of the Fund and the Company and to authorize the Trustees to fix the remuneration of such auditors.

On the recommendation of the Audit Committee, the Trustees propose that PricewaterhouseCoopers LLP be reappointed as auditors of the Fund and the Company. PricewaterhouseCoopers LLP were first appointed as auditors of the Company on June 10, 1987, and as auditors of the Fund as of January 31, 1997.

Fees paid to the external auditors in the past two years with respect to services provided to the Fund and the Company were:

	2005	2004
Audit fees	$283,882	$202,427
Audit related fees (1)	12,297	40,000
Tax fees (2)	253,342	143,950
Other fees (3)	19,441	3,472
Total	**$568,962**	**$389,849**

1. 2005 attendance at on site store audits; 2004 review of procedures for the Fund and confirmation of compliance with senior debt covenants. These procedures are included in the audit fees for 2005.

2. 2005 & 2004 quarterly tax compliance services and tax planning advice; 2005 $150,000 one time expense related to tax planning and advice.

3. 2005 CEO and CFO Certification advice and Canadian Public Accountability Board fees; 2004 Canadian Public Accountability Board fees.

MANAGEMENT CONTRACTS

The management functions of the Fund and of the Company are not performed to any substantial degree by a person or company other than the Trustees and senior officers of the Fund or the Directors and senior officers of the Company.

PARTICULARS OF MATTERS TO BE CONSIDERED AT THE MEETING

RECEIPT OF FINANCIAL STATEMENTS

The consolidated financial statements of the Fund for the period ended January 28, 2006, together with the Auditor's Report thereon and the Management's Discussion and Analysis in respect thereof, are contained in the 2005 Annual Report of the Fund and are filed on the SEDAR website, www.sedar.com and on the Company's website, www.northwest.ca and will be presented at the Meeting.

ELECTION OF TRUSTEES OF THE FUND

Section 8.1 of the Declaration of Trust provides for a Board of Trustees consisting of a minimum of seven Trustees and a maximum of eleven Trustees.

It is proposed that the number of Trustees to be elected at the meeting be ten, all of whom shall hold office until the next Annual Meeting of the Unitholders of the Fund or until his or her earlier removal or resignation. All of the individuals listed under the heading "Trustees" have indicated their willingness to serve as a Trustee in addition to their roles as Directors.

Information given herein with respect to each of the current Trustees and the proposed Trustees is based upon information furnished to the Fund by each such individual.

The table below states the names of all the persons who are currently Trustees and all persons who are proposed to be nominated for election as Trustees, all other positions and offices within the Company and the Fund now held by them, their principal occupation or employment and the approximate number of Units beneficially owned, directly or indirectly, or subject to control or direction by each of them.

Proposed Trustees

Name, Municipality of Residence and Principal Occupation	Trustee Since	Units Beneficially Owned or Subject to Control or Direction
David G. Broadhurst (1) Toronto, Ontario President, Poynton Investments Limited	1997	5,000
Frank J. Coleman Corner Brook, Newfoundland and Labrador President & Chief Executive Officer Coleman Group of Companies	2005	40,500
Wendy F. Evans (1) Toronto, Ontario President, Evans and Company Consultants Inc.	2005	1,200
R.J. (Bob) Kennedy Winnipeg, Manitoba Chief Executive Officer, WiBand Communications Corp.	2005	2,000
Edward S. Kennedy Winnipeg, Manitoba President & Chief Executive Officer The North West Company Inc.	2005	136,023
Gary J. Lukassen (1) Mississauga, Ontario Corporate Director	2005	4,750
Keith G. Martell (1) Saskatoon, Saskatchewan Chairman, First Nations Bank of Canada	2005	2,000
James G. Oborne (1) Winnipeg, Manitoba Chairman, Westgate Capital Management Corp.	2005	65,000
H. Sanford (Sandy) Riley Winnipeg, Manitoba President & Chief Executive Officer Richardson Financial Group Limited	2005	2,000
Ian Sutherland Oro Medonte, Ontario Chairman, The North West Company Inc.	1997	338,000

(1) = Member of Audit Committee.
Prior to 2005, the Fund only had three Trustees.

The Trustees have beneficial ownership in aggregate of 596,473 units or 3.7% of the outstanding units of the Fund.

The Fund has an Audit Committee which reports directly to the Board of Trustees. The Company has three other committees; the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee, and the Pension Committee that report directly to the Board of Directors of the Company.

Record of Meeting Attendance by Trustees
(For the 12 months ended January 28, 2006)

The following table summarizes the attendance of the current Trustees for meetings for the financial year of the Company ended January 28, 2006. Committee membership is subject to change on an annual basis after the Annual General Meeting of Unitholders of the Fund. The table below reflects the number of meetings that a Trustee attended for the period of time they were a member of that committee.

Trustee	Trustee Meetings	Audit Committee Meetings
Frank J. Coleman	1 of 1	-
R.J. (Bob) Kennedy	1 of 1	2 of 2
Edward S. Kennedy (1)	1 of 1	-
Gary J. Lukassen	1 of 1	4 of 4
Keith G. Martell	1 of 1	4 of 4
James G. Oborne	1 of 1	4 of 4
H. Sanford (Sandy) Riley	1 of 1	2 of 2
Wendy F. Evans	1 of 1	1 of 1
David G. Broadhurst	3 of 3	4 of 4
Ian Sutherland (1)	3 of 3	-

(1) The Chairman of the Board and President & Chief Executive Officer attend audit committee meetings in an ex officio capacity.

At the Meeting, unitholders will be asked to consider, to pass, a resolution electing each person named as proposed Trustees as Trustees to hold office until the next Annual Meeting of Unitholders of the Fund, or until his or her earlier resignation or removal.

The persons named in the enclosed form of proxy intend to vote for the election of the nominees set forth in table below as Trustees, unless unitholders specify in such proxy that their Units are to be withheld from voting in the election of Trustees or voted otherwise.

ELECTION OF DIRECTORS OF THE COMPANY

The Company is a wholly owned subsidiary of the Fund. Pursuant to the Declaration of Trust, a resolution of the unitholders binds the Trustees with respect to the election of the Directors. The articles of the Company provide for a Board consisting of a minimum of eight Directors and a maximum of fifteen Directors. The number of Directors presently in office is ten. The information given herein with respect to each of the Directors is based upon information furnished to the Company by each Director.

Unitholders of the Fund will be asked to consider and, if deemed advisable, to pass a resolution directing the Trustees to elect the ten individuals identified in the table below as Directors until the next Annual Meeting of the Unitholders of the Fund, or until his or her earlier resignation or removal. The following table states the names of all the persons proposed to be appointed by the Trustees as Directors, all other positions and offices within the Company and the Fund now held by them, their principal occupation or employment, the committees of the Board on which they are members, their municipality of residence, the year in which they became Directors and the number of Units of the Fund beneficially owned, directly or indirectly or subject to control or direction by each of them as at April 21, 2006.

Proposed Directors

Name, Municipality of Residence and Principal Occupation	Director Since	Units Beneficially Owned or Subject to Control or Direction
David G. Broadhurst (3) Toronto, Ontario President, Poynton Investments Limited	2005	5,000
Frank J. Coleman (2) (3) Corner Brook, Newfoundland and Labrador President & Chief Executive Officer Coleman Group of Companies	1999	40,500
Wendy F. Evans (2) Toronto, Ontario President, Evans and Company Consultants Inc.	2005	1,200
R.J. (Bob) Kennedy (1) (2) Winnipeg, Manitoba Chief Executive Officer WiBand Communications Corp.	2003	2,000
Edward S. Kennedy Winnipeg, Manitoba President & Chief Executive Officer The North West Company Inc.	1996	136,023
Gary J. Lukassen (2) Mississauga, Ontario Corporate Director	1987	4,750
Keith G. Martell (1) Saskatoon, Saskatchewan Chairman First Nations Bank of Canada	2000	2,000
James G. Oborne (3) Winnipeg, Manitoba Chairman Westgate Capital Management Corporation	1987	65,000
H. Sanford (Sandy) Riley (1) (2) Winnipeg, Manitoba President & Chief Executive Officer Richardson Financial Group Limited	2003	2,000
Ian Sutherland Oro Medonte, Ontario Chairman The North West Company Inc.	1978	338,000

(1) Member of Corporate Governance and Nominating Committee.
(2) Member of Human Resources and Compensation Committee.
(3) Member of Pension Committee.

All of the above-named persons have held their present positions or other executive positions with the same or associated firms or organizations during the past five (5) years, except as follows:

On December 8, 2005, Wendy F. Evans who is President of Evans and Company Consultants Inc., became a Trustee and a Director. In 1987 she formed Evans and Company Consultants Inc., which provides marketing, financial and management services. Ms. Evans is an Adjunct Professor in the School of Retail Management at Ryerson University. She led the retail portion of the "Doing Business in the United States" research at the National Centre for Management Research and Development. Ms. Evans is a Director on the Board of Sun Life Financial Trust, and has served on the Advisory Board of the Ontario Retail Sector Strategy.

On June 9, 2005 David G. Broadhurst, who is President of Poynton Investments Limited became a Director. He was President and C.O.O. of Reeve Court Insurance Limited (Bermuda) from 1998 to 2001; Investment Banker with First Marathon Securities Limited from 1996 to 1998. Previously he spent his entire career with PriceWaterhouse Canada retiring in 1996 as the Senior Tax Partner. Mr. Broadhurst has been a Trustee since 1997.

On May 29, 2003 R.J. (Bob) Kennedy, became a Director. Presently, Mr. Kennedy is the Chief Executive Officer of WiBand Communications Corporation, a position he has held since January 1999. He previously held positions as Worldwide Business Development Executive – IBM Corporation – Education and Training in 1998, and Chief Executive Officer – PBSC Computer Training Centres in 1991.

On May 29, 2003, H. Sanford (Sandy) Riley, became a Director. Since 2002, Sandy Riley is the President and C.E.O. of Richardson Financial Group Limited. He previously held positions as Chairman of Investors Group Inc. from 2001 to 2002, President and C.E.O. of Investors Group Inc. from 1992 to 2001, Chancellor of the University of Winnipeg; Chairman, University of Winnipeg Foundation and is a Director of Molson Coors Brewing Company and of James Richardson & Sons affiliated companies.

If any of the above persons is for any reason unavailable to serve as a Director, the Trustees will elect another person at their discretion.

Additional Disclosure Relating to Trustees and Directors

To the knowledge of the Trustees, except as set forth in the paragraphs below, no proposed Trustee or Director is, or has been in the last ten years, a trustee, director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:

Mr. James G. Oborne was a Director and founding member along with five others of Futureview Inc., a company that went public in January 2001 on the Winnipeg Stock Exchange using its Keystone Company Program and subsequently became listed on the TSX Venture Exchange. The shares of Futureview Inc. were suspended from trading in 2003 due to the company's failure to complete a required qualifying transaction as required by TSX Venture Exchange policy. The company was wound up in April 2004 after the external public shareholders had been returned 100 percent of their original investment and all corporate liabilities had been paid.

Mr. Gary J. Lukassen was a Director of Stelco Inc. from June 2002 until March 31, 2006. On January 29, 2004 Stelco Inc. filed for and was granted Court protection under the Companies' Creditors Arrangement Act ("CCAA"). Stelco Inc. emerged from Court protection under the CCAA on March 31, 2006.

Mr. R.J. (Bob) Kennedy was a Director and officer of WIBand Corporation. In December 2001, WiBand Communications Corp. was sold to OA Group Inc. an issuer listed on the TSX Venture Exchange. Shares were exchanged and the shareholders of WiBand Communications Corp. received shares in OA Group Inc. As a condition of the share exchange, Mr. Kennedy was to be included on the management slate of the Board of Directors of OA Group Inc. He was elected to the Board of Directors OA Group Inc. on June 20, 2002. Upon seeing the financial condition of OA Group Inc. Mr. Kennedy resigned on July 8, 2002. OA Group Inc. went into receivership on July 15, 2002. Mr. Kennedy bought certain assets from the receiver and continues the business under the WiBand name.

The information set forth above and the information relating to the beneficial ownership and/or control of Units by the Trustees, not being within the direct knowledge of management of the Fund, has been provided to the Fund by the persons referenced in the preceding paragraphs.

Record of Meeting Attendance by Directors
(For the 12 months ended January 28, 2006)

The following table summarizes attendance of current Directors at the Company's Board and committee meetings for the financial year of the Company ended January 28, 2006. Committee membership is subject to change on an annual basis after the Annual General Meeting. A member of a committee in the last half of the year may not have been a member of that committee in the first half of the year and thus are shown as having attended all of the meetings for the period in which they were members.

Board Member	Board	Corporate Governance & Nominating	Human Resources & Compensation	Pension
David G. Broadhurst	2 of 2	-	-	1 of 1
Frank J. Coleman	4 of 4	-	4 of 4	3 of 3
Wendy F. Evans	1 of 1	-	1 of 1	
R.J. (Bob) Kennedy	4 of 4	-	4 of 4	-
Edward S. Kennedy (1)	4 of 4	-	-	-
Gary J. Lukassen	4 of 4	-	4 of 4	-
Keith G. Martell	4 of 4	3 of 3	-	-
James G. Oborne	4 of 4	3 of 3	-	3 of 3
H. Sanford (Sandy) Riley	4 of 4	3 of 3	3 of 3	1 of 1
Ian Sutherland (1)	4 of 4	-	-	-

"-" means not a member of that committee

(1) The Chairman of the Board and the President & Chief Executive Officer normally attend all committee meetings on an ex officio basis. Other Directors will also often attend committee meetings on the same basis.

At the Meeting, unitholders will be asked to consider and, if deemed advisable, to pass, a resolution directing the Trustees to elect the persons named as proposed Directors to hold office as Directors until the next Annual Meeting of the Unitholders of the Fund, or until their earlier resignation or removal.

The persons named in the enclosed form of proxy intend to vote for the resolution electing the proposed Directors as Directors, unless unitholders specify in such proxy that their Units are to be withheld from voting on such resolution.

APPROVAL OF AUDITORS

At the Meeting, the unitholders will be asked to consider and, if deemed advisable, to pass the following ordinary resolution appointing PricewaterhouseCoopers LLP as the auditors of the Fund and the Company for the ensuing year and to authorize the Trustees and Directors to fix the remuneration of the auditors.

"BE IT RESOLVED as an ordinary resolution of the unitholders, that PricewaterhouseCoopers LLP is appointed as auditors of the North West Company Fund (the "Fund") and the North West Company Inc. (the "Company") for the ensuing year until the next Annual Meeting of Unitholders of the Fund and the Trustees of the Fund and the Directors of the Company are hereby authorized to fix the remuneration of the auditors."

APPROVAL OF REORGANIZATION

Unitholders are being asked to consider, and if thought advisable to pass, without variation, a Special Resolution of the Fund, in the form described below, to approve a proposed internal reorganization of the Fund and its affiliates and certain related amendments to the Fund's Declaration of Trust.

Background

On December 8, 2005, the Trustees of the Fund and the Directors of the Company approved a two step plan to restructure the business of the Company, Tora Western Canada Limited (Giant Tiger) and Tora Saskatchewan Limited (Giant Tiger) to enable the Fund to increase profitability, to grow its business operations and meet its long term debt commitments and to allow for further growth in distributions to its unitholders.

The structure before the first step of the restructuring plan was:



Unitholders
North West Company Fund
(Manitoba)
Subordinated Notes
Common Shares
Senior Notes
The North West Company Inc.
(Canada)
Common Shares
NWC (U.S.) Holdings Inc.
(Delaware)
Tora Western Canada Limited
(Canada)
Common Shares
Alaska Commercial Company
(Alaska)
Common Shares
NWC Services Inc.
(Delaware)
Preferred Shares

The first step provides for the transfer of the northern Canada store assets and most of the Giant Tiger store assets to The North West Company LP.

Step 1 – Reorganization (See Diagram 1 below)

The first step of the restructuring plan is expected to be implemented by the end of April 2006.

The simplified structure at the end of Step 1 will be as follows:

1. The Fund is a mutual fund trust whose units are publicly listed and traded.

2. Among the Fund's assets will be the shares and subordinated notes (the "Notes") of the Company, a corporation that carries on business throughout Canada and Alaska through its direct and indirect subsidiaries, including The North West Company LP (described below).

3. The Company will be a limited partner of The North West Company LP, a limited partnership formed under the laws of Manitoba ("NWCLP"). NWCLP will operate most of the Canadian business of the Company. The Company will also have wholly-owned subsidiaries; the key subsidiaries will be Tora Western Canada Limited ("Tora Canada") and NWC (US) Holdings Inc. ("NWCUS"), the parent company for the U.S. operations. Tora Canada will also be a limited partner of NWCLP.

4. The Fund will also be the sole holder of units in a commercial trust named The NWC Trust ("NWC Trust") via a nominal equity investment and will hold a $30 million note payable by NWC Trust to the Fund. NWC Trust will also be a limited partner in NWCLP.

5. The Fund has also formed NWC GP Inc. ("NWCGP") as a direct subsidiary. NWCGP will act as the general partner of NWCLP.

6. NWCLP is an operating partnership that has issued three classes of units, Class A units or "common" units, Class B units or "preferred" units and Class C units. The limited partners of NWCLP are: the Company and Tora Canada, and NWC Trust and the general partner is NWCGP which holds a nominal interest.


DIAGRAM 1
STEP 1
REORGANIZATION
STRUCTURE
Unitholders
North
West
Company
Fund
NOTE
Senior Notes
NWC
Trust
NOTES
The North West
Company Inc.
Preferred Shares
NWC GP Inc.
Tora Western
Canada Limited
NWC (U.S). Holdings Inc.
The North
West
Company
LP
NWC Services Inc.
Alaska Commercial
Company
Canadian
Business

The Step 1 Reorganization will be entirely internal and does not involve any amendments to the Fund's Declaration of Trust. Accordingly, approval from the unitholders is not required.

Step 2 - Restructuring (See Diagram 2 below)

The objective of Step 2 of the Restructuring is to complete the reorganization of the current organizational structure of the Fund and its subsidiaries into a structure that (a) is suited to the profitable, expansionary stage that has been reached by the business carried on by the Company and other entities in which the Fund holds investments (the "Business"), and (b) satisfies unitholder expectations regarding returns on their investment in the Fund. Due to the success of the Business, the Fund expects in the near future to have excess funds available to fund additional strategic investments. In order to maximize cash distributions to unitholders, the Fund anticipates making such investments through NWC Trust. Maintaining both a new trust and the existing holding corporation (i.e. the Company) would, however, result in unnecessary administrative cost and effort. Consequently, the Fund's business purposes would best be met by replacing the current holding corporation structure with a trust-on-trust structure.

The Fund will apply to the Canada Revenue Agency ("CRA") for an advance income tax ruling (the "Ruling") confirming the anticipated tax effects of Step 2 of the Restructuring. The Company's advisors have indicated that it may take from six to twelve months to receive a response from CRA to the request for the Ruling. If obtained, the Ruling will confirm that the Restructuring will occur on a tax deferred rollover basis for: (i) the Fund (ii) its subsidiaries and affiliates, and (iii) the Holders of Units resident in Canada. See "Certain Canadian Federal Income Tax Considerations – Tax Considerations Applicable to the Restructuring" on page 26 of this Information Circular.

The following is a summary of the principal steps required to effect Step 2 Restructuring.

1. A new corporation ("MFC") will be formed under the Canada Business Corporations Act (the "CBCA"). The charter documents of MFC will state that its only undertaking will be the activities described in subparagraphs (i), (ii) and (iii) of paragraph 131(8)(b) of the *Income Tax Act* (Canada) (the "Act"). The authorized capital of MFC will consist of three classes of shares, namely Common shares, Class A shares and Class B shares.

2. Following the incorporation of MFC, the Fund will subscribe for 1,000 Common shares for a cash payment of $1,000.

3. The Fund's Declaration of Trust will be amended to permit the issuance of a second class of Units to be designated as "Special Units", which will be identical to the existing Units in all but one respect. The Declaration of Trust currently provides that a unitholder who tenders Units for redemption in one month is entitled to be paid the redemption price (i) on the last day of the following month if the redemption price is paid *in specie*, and (ii) on or before the last day of the month following the month in which the tender occurred if the redemption price is paid in cash. The Special Units instead will be redeemed within two days of the demand for redemption.

4. The Fund's Declaration of Trust will also be amended in respect of *in specie* redemption rights. Under certain circumstances the Unit redemption price may be paid in certain shares of the Company or Company Notes. Since those securities will cease to exist as a result of these transactions, the *in specie* redemption provision of the Fund's Declaration of Trust will need to be amended to provide that in the event that the redemption price is to be paid *in specie*, then each Unit tendered for redemption shall be redeemed by way of a distribution *in specie* of Series 1 Notes issued by NWC Trust.

5. The Company will be replaced by NWC GP as the Fund's administrator.

6. In addition, certain other amendments may be made at the same time to the Fund's Declaration of Trust that are unrelated to these transactions and that amount to general "housekeeping" or "cleanup" matters.

7. Modifications to the amendments to the Fund's Declaration of Trust described in this section entitled "Step 2 Requirements" may be required to be made as a result of the content of the Ruling.

8. Tora Regina (Tower) Limited ("Tora Regina") will become a limited partner in NWC LP and transfer its assets and business to NWC LP.

9. The Company will form a new wholly-owned corporate subsidiary under the CBCA ("NW Holdco"). The Company will transfer its shares in NWC (US) Holdings Inc. (the parent company for the U.S. operations), Preferred shares of NWC Services Inc. to NW Holdco solely in exchange for Common shares. The Company, in its capacity as transferor, and NW Holdco, in its capacity as transferee, will jointly elect under subsection 85(1) of the Act, in prescribed form and within the time determined under subsection 85(6) or 85(7) of

the Act, with respect to such transfer. The elected amount for purposes of the election for each property transferred will be within the limits prescribed by paragraphs 85(1)(c) and (c.1) of the Act.

10. The Company will transfer the Class C units it holds in NWC LP to NWC GP in exchange for a bare assumption by NWC GP of the senior indebtedness of the Company to third party creditors (the "Senior Notes") such that the Senior Notes are not novated under law.

11. The Fund will subscribe for that number of Class A shares of MFC as is equal to the number of its issued and outstanding Units in consideration for a cash payment of $0.01 per Class A share (the "Class A Share Subscription Proceeds"). Based on the number of Units currently issued and outstanding, the total subscription price payable by the Fund would be $161,260.

12. The Fund will undertake a return of capital in respect of its Units held by unitholders who are not "designated beneficiaries" (as defined in the Act; and which term includes generally non-residents of Canada and certain tax-exempt entities), by distributing one Class A share of MFC per Unit held by each such unitholder.

    At the time that the Fund distributes the Class A shares of MFC, there will be at least 150 holders of Class A shares, each of which holds Class A shares having an aggregate fair market value of not less than $500 because the Fund will have at least 150 unitholders each of which holds at least 50,000 Units. The distribution of the Class A shares to the unitholders will comply with provincial securities legislation and regulation.

13. The Fund and MFC will enter into an agreement of purchase and sale under which the Fund will transfer the Common shares of the Company and the Company Notes to MFC for an aggregate purchase price equal to the respective fair market value of each property so transferred. MFC will satisfy the purchase price by issuing to the Fund 1,000,000 Class B shares. The Class B Redemption Amount will be established by reference to the aggregate fair market value of the Common shares of the Company and the Company Notes at that time, which will be based on the trading value of the Units prior to the time of the transfer to MFC. The Fund and MFC will jointly elect under subsection 85(1) of the Act, in prescribed form and within the time determined under subsection 85(6) or 85(7) of the Act, with respect to the transfer of the Common shares of the Company and the Company Notes. The elected amount for purposes of the election for each property transferred will be within the limits prescribed by paragraphs 85(1)(c) and (c.1) of the Act.

14. MFC, the Company, Tora Canada and Tora Regina will undertake a vertical short-form amalgamation to form one corporation (referred to herein as "Amalco"), which amalgamation will be governed by the provisions of section 87 of the Act including subsection 87(1.1).

    The charter documents of Amalco will state that its only undertaking will be the activities described in subparagraphs (i), (ii) and (iii) of paragraph 131(8)(b) of the Act.

15. Amalco will transfer the Class A and Class B NWC LP units, all of the issued and outstanding shares of NW Holdco and the Class A Share Subscription Proceeds (collectively, the "NW Properties") to the Fund solely in exchange for:

(a) that number of Units having an aggregate fair market value equal to the sum of the aggregate redemption amount of the Class A shares, and

(b) that number of Special Units having an aggregate fair market value equal to the Class B Redemption Amount.

Subsequent to this transfer, Amalco will not have any property other than (i) the $1,000 of cash subscription proceeds received by MFC (a predecessor of Amalco) on the issuance of the Common shares, (ii) the cash that had remained in the Company, Tora Canada and Tora Regina (predecessors of Amalco) to cover any liabilities that cannot be assumed, such as tax liabilities, and (iii) the Units and Special Units it received (referred to above). The Fund and Amalco will jointly file an election in prescribed form and within the prescribed time in respect of the transfer pursuant to paragraph (c) of the definition of "qualifying exchange" in subsection 132.2(2) of the Act.[1] No election will be filed in respect of the transfer pursuant to Clause 132.2(1)(c)(ii)(B) of the Act.[2]

16. Amalco will redeem all the outstanding Class A shares and pay the redemption price with Units, and all the outstanding Class B shares and pay the redemption price with Special Units, in each case as such Units and Special Units were acquired by Amalco in the immediately preceding transaction. The Special Units received by the Fund on the redemption of the Class B shares will be immediately cancelled and, consequently, no Special Units will remain outstanding. No consideration other than Units will be received by the unitholders on the redemption of the Class A shares. No consideration other than Special Units will be received by the Fund on the redemption of the Class B shares.

17. The outstanding Units will be consolidated on a basis such that the number of Units outstanding following such consolidation will be equal to the number of Units that were outstanding immediately before the Restructuring.

18. The Fund will then transfer to NWC Trust, in exchange for 999 additional NWC Trust units, the NW Properties that the Fund received from Amalco in the transaction described in Step 15 (except the Shares of NW Holdco). The Fund will not make the election in subparagraph 107.4(3)(a)(i) of the Act. Following this transfer, the Fund will continue to directly own 100% of the NWC Trust units and will indirectly own 100% of the partnership interests of NWC LP. None of the limited partnership interests of NWC LP transferred by the Fund to NWC Trust will be used to fund a distribution by NWC Trust.

19. Series 1 Notes will be reserved by NWC Trust to be issued exclusively as full or partial payment of the redemption price of NWC Trust units. The Series 1 Notes issued by NWC Trust to the Fund would, in turn, be distributed by the Fund in satisfaction of the redemption price of Units in the event in which a unitholder is entitled to *in specie* redemption.

20. Amalco will be amalgamated with NWC GP.

---

[1] If the amendments to section 132.2 proposed by the July 18, 2005 Draft Amendments are enacted as drafted, the election will be that prescribed by paragraph (c) of the definition of "qualifying exchange" in subsection 132.2(1).

[2] Nor pursuant to clause 132.2(4)(b)(ii)(B) if section 132.2 is amended as proposed by the July 18, 2005 Draft Amendments.

The structure following the proposed restructuring is shown in the diagram below entitled "Diagram 2 – Post-Restructuring".



DIAGRAM 2
POST STEP 2
RESTRUCTURING
Unitholders
North West Company Fund
Senior Notes
NWC Trust
NWC GP
NWC Holdings Inc.
Partnership Notes
GP
NWC LP
NWC (U.S.) Holdings Inc.
Preferred Shares
Business Assets
Alaska Commercial Company
NWC Services Inc.

As noted above, the completion of the Restructuring is contingent on the receipt of a favourable tax ruling from the CRA and approvals from the Board of Trustees of the Fund, approvals from the Board of Directors of the Company and the approval of the unitholders of certain amendments to the Declaration of Trust.

Also, certain aspects of the Restructuring will require several approvals and consents, some or all of which may not be obtainable and some of which, if not obtainable, may preclude or constrain the Restructuring. For example, approvals or consents may be required from bankers and other third parties.

Notwithstanding that the special resolution referred to below may be passed by the unitholders of the Fund at the Meeting, the Trustees may, in their sole discretion, elect not to proceed with the Restructuring or the amendments to the Fund Declaration of Trust.

Subject to obtaining the Ruling and the required approvals and consents referred to above and those determined to be necessary or advisable in connection with the Restructuring, the Fund presently plans to effect the Restructuring during calendar 2006 or calendar 2007.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, special counsel to the Fund and its affiliates in connection with the Restructuring, the following summary fairly describes, as of the date of this Information Circular, the principal Canadian federal income tax considerations relating to the

Restructuring pursuant to the *Income Tax Act* (Canada) ("Tax Act") generally applicable to a unitholder who, at all relevant times and for the purposes of the Tax Act, holds Units as capital property and who deals at arm's length, and is not affiliated, with the Fund or its affiliates. Generally, Units will constitute capital property to a holder thereof unless such Units are held in the course of carrying on a business of buying and selling securities or have been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain unitholders whose Units might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Units deemed to be capital property. Unitholders who do not hold their Units as capital property should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a unitholder that is a "financial institution" or a "specified financial institution" or a unitholder with an interest in which would be a "tax shelter investment", as defined in the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "Regulations") and counsel's understanding, based on publicly available published materials, of the current administrative practices of the CRA, all in effect as of the date of this Information Circular. This summary takes into account all specific proposals to amend the Tax Act and the Regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, (the "Proposals"), and assumes that such Proposals will be enacted as proposed, but no assurance can be given that this will be the case. This summary does not otherwise take into account or anticipate any changes in the law or administrative practice, whether by judicial, regulatory or legislative action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations applicable to unitholders. This summary is not intended to be, and should not be construed to be, legal, business or tax advice to any particular unitholder and no representation with respect to the tax consequences to any particular unitholder are made. Unitholders should consult their own tax advisors to determine the tax consequences to them of the Restructuring having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Tax Considerations Applicable to the Restructuring

The Fund and its Subsidiaries & Affiliates

None of the Fund or any of its subsidiaries or affiliates will be required to include in its income any material amount as a result of the Restructuring.

Unitholders Resident in Canada

The following portion of the summary is applicable to unitholders who at all relevant times are, or are deemed to be, resident in Canada for the purposes of the Tax Act and any applicable tax treaty or convention.

Participation of Unitholders in the Restructuring

Unitholders will not be required to include in computing income for the year the nominal value of the Class A shares of MFC received from the Fund as a return of capital. A unitholder will be required to reduce the adjusted cost base of his Units by the amount of the return of capital. To the extent that the adjusted cost base of a Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain and the adjusted cost base of the Unit to the unitholder will then be nil. The cost to a unitholder of a Class A share of MFC distributed to such holder will be equal to the fair market value of such share at the time of the distribution.

A unitholder holding Class A shares of Amalco will not be considered to have received a dividend and will not realize a capital gain or a capital loss as a result of the receipt of Units of the Fund on the redemption of such shares. The cost to a unitholder of Units of the Fund received by such holder on the redemption will be equal to the cost amount of the redeemed Class A shares to the holder immediately prior to the redemption. The cost of these Units will be required to be averaged with the adjusted cost base of all other Units held by the unitholder as capital property immediately before the acquisition in order to determine the adjusted cost base of each Unit.

The consolidation of Units of the Fund occurring as part of the Restructuring will not be considered to result in a disposition of Units by unitholders. The aggregate adjusted cost base of Units owned by a unitholder after the Restructuring will be equal to the aggregate adjusted cost base of the Units owned by the unitholder immediately prior to the Restructuring.

Eligibility for Investment

The Class A shares of MFC and Amalco will be qualified investments for purposes of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (collectively, "Deferred Income Plans") and registered education savings plans ("RESPs").

Provided the Fund is a mutual fund trust within the meaning of the Tax Act, the Units will be qualified investments for Deferred Income Plans and RESPs. If the Fund ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments for such plans. Any Series 1 Notes received upon the redemption of Units may not be qualified investments for Deferred Income Plans and RESPs, and this could give rise to adverse consequences to such plans or the annuitants under such plans. Accordingly, Deferred Income Plans and RESPs that own Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Units.

Tax Considerations Following the Restructuring

Status of the Fund

Mutual Fund Trust

This summary is based on the assumption that the Fund qualifies, and will continue to qualify, as a "mutual fund trust" as defined in the Tax Act. If the Fund were not to qualify as a mutual fund trust, the income tax considerations described in this summary (including the summary of the tax considerations applicable to the Restructuring) would, in some respects, be materially different.

Taxation of the Fund

The taxation year-end of the Fund is December 31 of each year. In each taxation year, the Fund is subject to tax under Part I of the Tax Act on its income for tax purposes for the year, including net realized taxable capital gains, computed in accordance with the Tax Act, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to unitholders. An amount will be considered to be payable to a unitholder in a taxation year if it is paid to the unitholder in the year by the Fund or if the unitholder is entitled in that year to enforce payment of the amount.

Income Inclusion

The Fund will include in its income for each taxation year such amount of NWC Trust's income for tax purposes, including net taxable capital gains, as is paid or becomes payable to the Fund in the year in respect of the NWC Trust Units and all interest on the NWC Trust Notes that accrues to the Fund to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. The Fund will not be subject to tax on any amount received as a payment of principal in respect of the NWC Trust Notes or any amount received as a return of capital from NWC Trust (provided that the capital returned, if any, does not exceed the cost amount of the NWC Trust Units held by the Fund).

A distribution by the Fund of its property upon a redemption of Units will be treated as a disposition by the Fund of the property so distributed for proceeds of disposition equal to their fair market value. The Fund's proceeds of disposition of NWC Trust Notes will be reduced by any accrued but unpaid interest in respect thereof, which interest will generally be included in the Fund's income in the year of disposition to the extent that it was not included in the Fund's income in a previous year. The Fund will realize a capital gain (or a capital loss) to the extent that the proceeds of disposition exceed (or are less than) the adjusted cost base of the relevant property and any reasonable costs of disposition. The Fund currently intends to treat as payable to and designate to a redeeming unitholder any capital gain realized by the Fund as a result of the distribution of such property to the unitholder.

Income Deduction

In computing its income for purposes of the Tax Act, the Fund may deduct reasonable administrative costs, interest and other expenses incurred by it for the purpose of earning income. The Fund may also deduct from its income for the year a portion of the expenses incurred by it in connection with the issuance of Units. The portion of such issue expenses deductible by the Fund in a taxation year is 20% of such issue expenses.

Counsel has been advised that the Fund intends to make distributions in each year that are not less than its income for purposes of the Tax Act, including net realized taxable capital gains, so that the Fund will generally not be liable in such year for income tax under Part I of the Tax Act. Income of the Fund that is used to fund redemptions of Units for cash or is otherwise unavailable for distribution in cash will be paid to Unitholders in the form of additional Units. Income of the Fund payable to unitholders, whether in cash, additional Units or otherwise, will generally be deductible by the Fund in computing its taxable income. Losses incurred by the Fund cannot be allocated to unitholders, but may be deducted by the Fund in future years in accordance with the Tax Act.

In the event the Fund is otherwise liable for tax on its net realized taxable capital gains for a taxation year, it will be entitled for such taxation year to reduce (or receive a refund in respect of) its liability for such tax by an amount determined under the Tax Act based on the redemption of Units during the year (the "Capital Gains Refund"). In certain circumstances, the Capital Gains Refund in a particular taxation year may not completely offset the Fund's tax liability for such taxation year arising as a result of the distribution of Trust Notes in connection with the redemption of Units. Thus, the Declaration of Trust provides, and the Amended Fund Declaration of Trust will provide, that any capital gains realized by the Fund as a result of such redemption may be allocated to the unitholders redeeming their Units. The taxable portion of such capital gains must be included in the income of the redeeming unitholder.

Taxation of NWC Trust

NWC Trust will be taxable on its income determined under the Tax Act for each taxation year (which will be the calendar year), which will include its allocated share of the income of NWC LP for its fiscal period ending on or before the year-end of the NWC Trust, except to the extent such income is paid or payable in such year to the Fund and is deducted by the NWC Trust in computing its income for tax purposes. The NWC Trust will generally be entitled to deduct its expenses incurred to earn such income provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. Under the NWC Trust Declaration of Trust, all of the income of the NWC Trust for each year, together with the taxable and non-taxable portion of any capital gains realized by the NWC Trust in the year, will generally be payable in the year to the Fund and will generally be deductible by the NWC Trust in computing its taxable income. As a result, Counsel has been advised that the Fund does not expect the NWC Trust to be liable for any material amount of tax under Part I of the Tax Act.

Taxation of NWC LP

NWC LP will not be subject to tax under the Tax Act. Each partner of NWC LP, including the NWC Trust, will be required to include in computing the partner's income for a particular taxation year the partner's share of the income or loss of NWC LP, as the case may be, for its fiscal year ending in, or coincidentally with, the partner's taxation year, whether or not any of that income is distributed to the partner in the taxation year. For this purpose, the income or loss of NWC LP will be computed for each fiscal year as if NWC LP was a separate person resident in Canada. In computing the income or loss of NWC LP, deductions may be claimed in respect of its administrative and other expenses incurred to earn income from its business or investments. The income or loss of NWC LP for a fiscal year will be allocated to the partners of NWC LP, including the NWC Trust, on the basis of their respective share of that income or loss subject to the detailed rules in the Tax Act in that regard.

Each partner of NWC LP will be deemed to realize a capital gain to the extent the adjusted cost base of its partnership units is negative at the end of a fiscal year.

If NWC LP incurs losses for tax purposes, NWC Trust will be entitled to deduct in the computation of its income for tax purposes its share of any such losses for any fiscal year to the extent that NWC Trust's investment is "at risk" within the meaning of the Tax Act. In general, the amount "at risk" for an investor in a partnership for any taxation year will be the adjusted cost base of the investor's partnership interest at the end of the year, plus any undistributed income allocated to the limited partner for the year, less any amount owing by the limited partner (or a person with whom the limited partner does not deal at arm's length) to NWC LP (or to a person with whom NWC LP does not deal at arm's length) and less the amount of any benefit that a limited partner (or a person with whom the limited partner does not deal at arm's length) is entitled to receive or obtain for the purpose of reducing, in whole or in part, any loss of the limited partner from the investment.

Taxation of Unitholders

Fund Distributions

A unitholder will generally be required to include in income for a particular taxation year the portion of the net income for tax purposes of the Fund for a taxation year, including net realized taxable capital gains, that is paid or payable to the unitholder in the particular taxation year, whether the amount is received in cash, additional Units or otherwise.

The non-taxable portion of any net realized capital gains of the Fund that is paid or payable to a unitholder in a taxation year will not be included in computing the unitholder's income for the year. Any other amount in excess of the net income of the Fund that is paid or payable to a unitholder in that year (other than as proceeds in respect of the redemption of Units) will not generally be included in the unitholder's income for the year, but will reduce the adjusted cost base of the Units by that amount. To the extent the adjusted cost base of a Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain realized by the unitholder from the disposition of the Unit and will be added to the adjusted cost base of the Unit so that the adjusted cost base will be nil. The taxation of capital gains is described below.

Disposition of Units

On a disposition or deemed disposition of a Unit, the unitholder will realize a capital gain (or a capital loss) equal to the amount by which the unitholder's proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Unit to the unitholder and any reasonable costs of disposition. Proceeds of disposition will not include an amount that is otherwise required to be included in the unitholder's income. The taxation of capital gains and capital losses is described below.

For the purpose of determining the adjusted cost base to a unitholder of Units, when a Unit is acquired, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the unitholder as capital property immediately before that time.

Where Units are redeemed by the distribution of Series 1 Notes to the unitholder, the proceeds of disposition to the unitholder of the Units will be equal to the fair market value of the property so distributed less any income or capital gain realized by the Fund as a result of the redemption of such Units which is designated by the Fund to the unitholder. Where income or capital gain realized by the Fund as a result of the distribution of NWC Trust Notes on a redemption of Units is made payable and designated by the Fund to a redeeming Unitholder, the unitholder will be required to include in income the income or taxable portion of the capital gain so designated.

The redeeming unitholder will be required to include in income, interest on any Series 1 Notes acquired, (including interest that accrued prior to the date of the acquisition of such debt by the unitholder that is designated as income to the unitholder by the Fund), if any, in accordance with the provisions of the Tax Act.

The cost of any NWC Trust Notes distributed by the Fund to a unitholder upon a redemption of Units will be equal to the fair market value of the NWC Trust Notes at the time of the distribution less any accrued interest thereon. The unitholder will thereafter be required to include in income interest on the NWC Trust Notes, if any, in accordance with the provisions of the Tax Act. To the extent that the unitholder is required to include in income interest accrued on the NWC Trust Notes to the date of acquisition, an offsetting deduction may be available. Unitholders are advised to consult their own tax advisors prior to exercising their redemption rights.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain realized by a unitholder and the amount of any net taxable capital gain designated by the Fund in respect of a unitholder will be included in the unitholder's income as a taxable capital gain. One-half of any capital loss realized by a unitholder in excess of capital gains in a particular year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

Where a unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the unitholder's capital loss from the disposition will generally be reduced by the amount of any dividends, previously designated by the Fund to the unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by those dividends. Analogous rules apply where a corporation or a trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

In general terms, net income of the Fund paid or payable to a unitholder that is an individual or a trust that is designated as taxable dividends or capital gains, and capital gains realized on the disposition of Units, may increase the unitholder's liability for minimum tax.

Unitholders Not Resident in Canada

The following portion of the summary is generally applicable to unitholders who, for purposes of the Tax Act and any applicable tax treaty or convention, are not, and are not deemed to be, resident in Canada and whose Units are not taxable Canadian property (as defined in the Tax Act and the Tax Proposals). Generally, such Units will not be taxable Canadian property provided that the Fund is a mutual fund trust at the time of a disposition of such Units, and such unitholder does not use or hold, and is not deemed to use or hold, such Units in connection with carrying on a business in Canada and such unitholder has not, either alone or in combination with persons with whom such unitholder does not deal at arm's length, owned (or had an option to acquire) 25% or more of the issued Units of the Fund any time within 60 months preceding the date of disposition, and provided the unitholder is not carrying on an insurance business in Canada or elsewhere.

Participation in the Restructuring

Generally, a unitholder who is not resident in Canada will not participate in the Restructuring and hence will have no tax consequences.

Tax Considerations Following the Restructuring

Where the Fund makes distributions to a non-resident unitholder, the same considerations as those discussed above with respect to a unitholder who is resident in Canada will generally apply, except that any distribution of income (excluding capital gains) paid or credited by the Fund to a non-resident unitholder, including any income or accrued interest arising in connection with a redemption of Units, will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable tax treaty or convention. As discussed above, distributions of trust capital paid or credited by the Fund to a non-resident Unitholder will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 15%. In addition, interest paid to a non-resident unitholder on the Series 1 Notes will be subject to Canadian withholding tax at a rate of 25%, subject to reduction under an applicable treaty or tax convention.

SPECIAL RESOLUTION
APPROVAL OF PROPOSED RESTRUCTURING AND AMENDMENTS TO THE DECLARATION OF TRUST

Unitholders are being asked to consider, and if thought advisable to pass, without variation, a special resolution of the Fund to approve the Restructuring of the Fund and its affiliates and certain related amendments to the Declaration of Trust, as amended, as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. (i) the Restructuring (the "Restructuring") of North West Company Fund (the "Fund"), substantially as described in the Management Information Circular of the Fund dated April 21, 2006, and each of the steps and transactions contemplated thereby; or such steps and transactions as may be modified as necessary in order to effect the Restructuring as approved by any one officer or Trustee of the North West Company Fund; and

   (ii) such amendments (the "Amendments") to the Declaration of Trust of the Fund dated January 31, 1997, as amended and restated as of March 2, 1997 and June 4, 1998 and February 25, 2003 and June 9, 2005, as, in the opinion of the Trustees of the Fund, are necessary or desirable to give effect to the Restructuring, substantially as described in the Management Information Circular of the Fund dated April 21, 2006, and such other additions, deletions, and amendments and/or restatements of the Declaration of Trust as the Trustees consider necessary or advisable in order to reflect the structure of the Fund following the completion of the Restructuring, provided that the Trustees consider such additions, deletions and amendments to be in the best interests of the Trust and not prejudicial to unitholders,

   be and are hereby authorized and approved, and any one officer or Trustee of the Fund, is authorized and directed, for and on behalf of the Fund, to negotiate, execute and deliver any document or instrument, and to do or cause to be done all such other acts and things, as such officer or Trustee of the Fund may determine if necessary or desirable to carry out the intent of the foregoing resolutions, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the doing of such acts and things; and

2. notwithstanding that this special resolution has been duly passed by the unitholders of the Fund, the Trustees may revoke this special resolution and elect not to proceed with the Restructuring or the Amendments without further approval of the unitholders of the Fund."

APPROVAL OF DEFERRED UNIT PLAN

At the Meeting, the unitholders will be asked to consider and, if deemed advisable, to pass a resolution approving the adoption by the Fund of a deferred unit plan (the "Deferred Unit Plan") which will authorize the Board to grant awards ("Awards") of deferred units ("Deferred Units") to Trustees and Directors, other than a Trustee or Director who is also an employee of the Fund, the Company or an affiliate of the Fund ("Participants"). A copy of the Deferred Unit Plan is set out in Appendix "A" to this Information Circular.

The principal purpose of the Deferred Unit Plan is to enhance the ability of the Fund and the Company to attract and retain independent Trustees and Directors whose training, experience and ability will promote the interests of the Fund, the Company and affiliates of the Fund and to directly align the interests of such independent Trustees and Directors with the interests of unitholders by providing compensation in the form of Units. The Deferred Unit Plan is designed to permit such independent Trustees and Directors to defer the receipt of all or a portion of the cash compensation otherwise payable to them for services to the Fund and the Company.

Under the terms of the Deferred Unit Plan, each Participant may elect to receive all or any portion of the Participant's annual retainer, Chair retainers and meeting fees (other than fees for service on a special or other *ad hoc* committee unless otherwise determined by the Board) in Deferred Units. The Board may also determine from time to time, to grant Deferred Units to a Participant as special compensation in addition to any regular retainer or fee to which the Participant is entitled.

Participants will be credited with Awards on a quarterly basis. The number of Deferred Units underlying an Award will be calculated on the date of grant by dividing the portion of the Participant's fees that are payable to the Participant in Units for the current quarter, by the fair market value of the Units on the date that the Award is granted. Fair market value is the weighted average trading price of the Units on the TSX for the five (5) trading days on which the Units traded immediately preceding such date.

Each Award will entitle the holder to be issued the number of Units designated in the Award and such Awards will be exercisable by the Participant at any time and from time to time at the Participant's option up to but not later than December 31 of the first calendar year commencing after the date a Participant ceases to be a Director or a Trustee, as applicable, provided that the Board may accelerate the issue of Units under any Award whether or not exercised by the Participant. The number of Units to be issued on exercise will be adjusted by multiplying such number by an adjustment ratio that provides for cumulative adjustments to the number of Units to be issued for distributions paid on the Units after the grant of the Award. The adjustment ratio is initially equal to one and is adjusted on each date that distributions are paid on the Units by an amount equal to a fraction having as its numerator the amount of the distribution per Unit and having as its denominator the fair market value of the Units on the trading day immediately preceding the distribution payment date.

Except in the case of death, the right to receive Units pursuant to an Award granted to a Participant may only be exercised by such Participant personally. Except as otherwise provided in the Deferred Unit Plan, no assignment, sale, transfer, pledge or charge of a Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Award will terminate and be of no further force or effect.

The Deferred Unit Plan provides that the maximum number of Units reserved for issuance from time to time pursuant to Awards shall not exceed a number of Units equal to 2% of the aggregate number of: issued and outstanding Units; plus (ii) the number of Units issuable upon exchange of outstanding Exchangeable Securities (as defined in the Deferred Unit Plan), if any. The aggregate number of Awards granted to any single Participant shall not exceed 2% of the issued and outstanding Units, calculated on an undiluted basis. In addition: (i) the number of Units issuable to insiders at any time, under all security based compensation arrangements of the Fund, shall not exceed 10% of the issued and outstanding Units; and (ii) the number of Units issued to insiders, within any one year period, under all security based compensation arrangements of the Fund, shall not exceed 10% of the issued and outstanding Units.

The Fund has the right to amend from time to time or to terminate the terms and conditions of the Deferred Unit Plan by resolution of the Board. Any amendments will be subject to the prior consent of any applicable regulatory bodies, including the TSX. Any amendment to the Deferred Unit Plan will take effect only with respect to Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Awards with the mutual consent of the Fund and the Participants to whom such Awards have been made.

At the Meeting, the unitholders will be asked to consider and, if deemed advisable, to pass the following ordinary resolution approving the adoption of the Deferred Unit Plan:

"**BE IT RESOLVED** as an ordinary resolution of the unitholders that the Deferred Unit Plan, substantially as set out in Appendix "A" of the Management Information Circular of the North West Company Fund dated April 21, 2006, be and the same is hereby approved and authorized."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by unitholders who vote in person or by proxy at the Meeting. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the resolution approving the adoption of the Deferred Unit Plan.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Fund's statement of corporate governance practices are set forth in Appendix "B" to this Information Circular.

UNITHOLDER RELATIONS AND FEEDBACK

The Executive Vice-President and Chief Financial Officer of the Fund is responsible for investor relations and ensures that questions and concerns receive prompt responses.

At annual meetings, unitholders are encouraged to ask questions of the Trustees of the Fund and the Directors and officers of the Company. In addition, a 24-hour listen line with an 800 number (1-800-563-0002) and an e-mail address (mnoakes@northwest.ca) provide unitholders with the ability to direct questions to the Fund and Company. A web site (www.northwest.ca) provides unitholders with access to recent press releases, quarterly reports and general information on the Company and the Fund. Quarterly conference calls are held with analysts, investors and interested persons. Phone and fax numbers and the Company's web site address are printed on all Company and Fund reports.

BOARD EXPECTATIONS OF MANAGEMENT

The Board holds management responsible for the achievement of goals set out in strategic plans. It also requires management to report on their progress on a timely, accurate and relevant basis to enable effective evaluation of performance.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Fund will provide to any unitholder, upon request to its Secretary, a copy of:

(i) its most recent Annual Information Form together with any document or pertinent pages of any document incorporated therein by reference;

(ii) its audited comparative consolidated financial statements for its last fiscal year together with the auditor's report thereon;

(iii) its most recent Information Circular;

(iv) any material change reports (other than confidential reports) which have been filed with the various securities regulatory authorities.

(v) additional information relating to the Company is on SEDAR at www.sedar.com;

(vi) additional information relating to the Company can be found on the Company's website at www.northwest.ca

OTHER MATTERS

The Trustees know of no other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

The contents of this Information Circular and the sending thereof have been approved by the Trustees.

By Order of the Trustees

LÉO CHARRIÈRE
Executive Vice-President,
Chief Financial Officer and Secretary

Winnipeg, Manitoba
April 21, 2006

APPENDIX "A"

NORTH WEST COMPANY FUND

Deferred Unit Plan

The Board of Directors of The North West Company Inc. (the "**Corporation**") and the Trustees of North West Company Fund (the "**Fund**") have adopted this Trustee and Director Deferred Unit Plan (the "**Plan**") for the Fund governing the issuance of Deferred Units to Trustees and Directors.

1. Purpose

The principal purpose of the Plan is to enhance the ability of the Fund and the Corporation to attract and retain non-employee Trustees and Directors whose training, experience and ability will promote the interests of the Fund, the Corporation and the Fund Affiliates and to directly align the interests of such non-employee Trustees and Directors with the interests of unitholders by providing compensation in the form of Units. The Plan is designed to permit such non-employee Trustees and Directors to defer the receipt of all or a portion of the cash compensation otherwise payable to them for services to the Corporation.

2. Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a) "**Adjustment Ratio**" means, with respect to any Award, the ratio used to adjust the number of Units to be issued on the applicable Unit Issue Date(s) pertaining to such Award determined in accordance with the terms of the Plan; and, in respect of each Award, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Unit, paid on that Distribution Payment Date, and having as its denominator the Fair Market Value of the Units on the Trading Day immediately preceding that Distribution Payment Date;

(b) "**Annual Cash Retainer**" means the annual retainer payable by the Fund or the Corporation to Participant in a Plan Year for service as a Trustee or Director;

(c) "**Annual Deferred Unit Retainer**" means the annual retainer payable by the Fund or the Corporation to a Participant in a Plan Year for a service as a Trustee or a Director, which amount is payable entirely in awards of Deferred Units determined in accordance with Sections 4(a) and 4(g);

(d) "**Award**" means an award of Deferred Units under the Plan, which Deferred Units shall be subject to adjustment for Distributions pursuant to the provisions of Section 6(c);

(e) "**Award Issue Date**" means the date in each Quarter, which is three (3) business days following the publication by the Fund of its financial results for the previous Quarter (or the previous financial year in the case of the first Quarter), or such other date determined by the Board from time to time that does not fall within a Blackout Period;

(f) "**Blackout Period**" means the period commencing on the first day of the fiscal period following the end of a Quarter and ending on the second day following the issuance of a news release disclosing quarterly or annual financial results;

(g) "**Board**" means the Board of Directors of the Corporation as it may be constituted from time to time;

(h) "**Cessation Date**" means the date a Participant ceases to be a Director or a Trustee, as applicable, for any reason whatsoever including by reason of resignation, removal by a vote of shareholders or unitholders, non-reappointment, death or otherwise;

(i) "**Chair Retainer**" means the annual retainer payable by the Fund or the Corporation to a Participant in a Plan Year for acting as the Chair of the Trustees, the Board or one or more committees of the Trustees or the Board;

(j) "**Committee**" has the meaning set forth in Section 3 hereof provided that if the Human Resources and Compensation or another committee is not appointed or authorized to administer the Plan by the Board, all references in the Plan to the committee will be deemed to be references to the Board;

(k) "**Deferred Unit**" means a right to receive Units under an Award made pursuant to the Plan, which Units shall be issued on the Unit Issue Date(s) determined in accordance with Section 6(a) hereof, subject to adjustment for Distributions pursuant to the provisions of Section 6(c);

(l) "**Deferred Unit Account**" has the meaning ascribed thereto in Section 4(h);

(m) "**Director**" means each member of the Board other than a member of the Board who is also an employee of the Fund, the Corporation or a Fund Affiliate, who is or becomes a member of the Board on or after January 1, 2006;

(n) "**Distribution**" means a distribution paid by the Fund in respect of the Units, whether of cash, Units or other securities or other property, expressed as an amount per Unit;

(o) "**Distribution Payment Date**" means any date that a Distribution is distributed to unitholders;

(p) "**Elected Amount**" means all or any portion of the following Eligible Fees in respect of which a Trustee or Director has elected pursuant to Section 4(b):

(i) Annual Cash Retainer;

(ii) Chair Retainer (if applicable); and

(iii) Meeting Fees;

(q) "**Election Notice**" has the meaning ascribed thereto in Section 4(b);

(r) "**Eligible Fees**" means the Annual Cash Retainer, Chair Retainer and Meeting Fees and, for greater certainty does not include retainer, meeting or chair fees for service on a special or other *ad hoc* committee unless otherwise determined by the Board;

(s) "**Exchangeable Securities**" means shares or other securities in the capital of the Corporation or any other Fund Affiliate that are exchangeable into Units;

(t) "**Exercise Notice**" has the meaning ascribed thereto in Section 6(a);

(u) "**Fair Market Value**" with respect to a Unit, as at any date means the weighted average of the prices at which the Units traded on the TSX (or, if the Units are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Units are then listed and posted for trading as may be selected for such purpose by the Board in its sole and absolute discretion) for the five (5) trading days on which the Units traded on the said exchange immediately preceding such date. In the event that the Units are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Units as determined by the Board in its sole and absolute discretion;

(v) "**Fund Affiliate**" means a corporation, partnership, trust or other entity that is affiliated with the Corporation or the Fund (within the meaning of National Instrument 45-106 *Prospectus and Registration Exemptions*);

(w) "**Meeting Fees**" means the fees payable by the Fund or the Corporation, as the case may be, to a Participant in a Plan Year for attendance at meetings of the Trustees, the Board or their respective committees;

(x) "**Participant**" means each Trustee and each Director;

(y) "**Plan Year**" means the calendar year;

(z) "**Quarter**" means a fiscal quarter of the Fund;

(aa) "**Settlement Amount**" has the meaning set forth in Section 6(d) hereof;

(bb) "**Trading Day**" means any date on which the TSX is open for the trading of Units;

(cc) "**Trustee**" means each Trustee of the Fund, other than a Trustee of the Fund who is also an employee of the Fund, the Corporation or a Fund Affiliate, who is or becomes a Trustee of the Fund on or after January 1, 2006;

(dd) "**TSX**" means the Toronto Stock Exchange;

(ee) "**Unitholder**" means a holder of Units;

(ff) "**Unit Issue Date**" means, with respect to any Award, the date upon which the Units underlying the Award are issued to the Participant on exercise or deemed exercise of such Award as determined pursuant to Section 6(a); and

(gg) "**Units**" means trust units of the Fund.

3. Administration

The Plan shall be administered by the **Corporate Governance and Nominating Committee** of the Board or such other committee as the Board considers appropriate (the "**Committee**").

The Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan, including, without limitation:

(a) to determine eligibility for participation and Awards under the Plan;

(b) to determine whether any election or notice requirement or other administrative procedure under the Plan has been adequately observed;

(c) to remedy possible ambiguities, inconsistencies or omissions by general rule or particular decision;

(d) to determine the Fair Market Value of the Units on any date;

(e) to determine the Adjustment Ratio on any date;

(f) to determine the Settlement Amount on any date;

(g) to prescribe, amend and rescind rules and regulations relating to the Plan;

(h) to interpret the Plan; and

(i) to make any and all other determinations deemed necessary or advisable for the administration of the Plan.

The determinations of the Committee shall be subject to review and approval by the Board whose determination shall be final, conclusive and binding on all parties. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

4. Award Grants and Elections

(a) ***Automatic Awards*** – In each Plan Year, each Participant shall be automatically granted Awards equal in value to the Participant's Annual Deferred Unit Retainer for the Plan Year. Such Awards shall be credited to the Participants in accordance with Section 4(f) and the number of Deferred Units attributable to each such Award shall be determined in accordance with Section 4(g). The value of the Annual Deferred Unit Retainer shall be determined by the Board from time to time.

(b) ***Elective Awards*** – Each Participant may elect with respect to each Plan Year to receive all or any portion of the Participant's Eligible Fees in Deferred Units. Such election must be made by the Participant by filing a notice of election (the "**Election Notice**") in the form of **Schedule A** hereto with the Corporate Secretary of the Corporation not later than thirty (30) days following the adoption of the Plan by the Fund in respect of the 2006 Plan Year. An individual who becomes a Trustee or Director after the first day of a Plan Year may file the Election Notice for that Plan Year within thirty (30) days of becoming a Trustee or Director, as the case may be, with effect as of the first day in the Plan Year on which the individual became a Trustee or Director.

(c) ***Effect of Election Notice*** – Each Election Notice filed in accordance with the Plan shall be deemed to apply to the 2006 Plan Year and to all Plan Years subsequent to the filing of the Election Notice unless the Participant files a subsequent Election Notice to (i) change the Participant's election, or (ii) terminate the receipt of Elected Amounts in Deferred Units.

(d) ***Change to Elected Participation*** - Each Participant is entitled to change his or her election in respect of all or any portion of the Elected Amount by filing a subsequent Election Notice with the Corporate Secretary. Such Participant's Election Notice must be received not later than December 15 and the requested change shall be effective for the first Plan Year following such election with respect to the Elected Amount payable for such Plan Year.

(e) ***Election to Terminate*** –

(i) Each Participant is entitled to terminate the Participant's participation in the Plan in respect of Elected Amounts by filing a subsequent Election Notice electing to terminate the receipt of additional Deferred Units with the Corporate Secretary. Such Participant's election must be received not later than December 15 and shall be effective for the first Plan Year following such election with respect to the Elected Amount payable for such Plan Year. Any Awards granted under the Plan prior to each election shall remain in the Plan and shall be exercisable in accordance with the terms of the Plan.

(ii) A Participant who has filed a subsequent Election Notice to terminate the Participant's participation in the Plan in respect of Elected Amounts may elect to reinstate his or her receipt of Deferred Units in respect of all or any portion of the Eligible Fees by filing a further Election Notice with the Corporate Secretary, and in any and each such case the provisions of Sections 4(b) and 4(c) shall apply.

(f) ***Timing of Grants*** - Participants shall be credited with Awards on each Award Issue Date. Such credited amounts shall be recorded by the Corporation in the Participant's Deferred Unit Account (as defined in Section 4(h)) as soon as reasonably practicable thereafter and in any event not later than the last Trading Day of the month in which the underlying retainers or fees are payable.

(g) ***Calculation of Number of Deferred Units*** - The number of Deferred Units underlying an Award will be calculated on the date of grant by dividing the portion of Annual Deferred Unit Retainer and the Elected Amount that is payable to the Participant for the current Quarter, by the Fair Market Value on the date the Award is granted pursuant to Section 4(f).

(h) ***Deferred Unit Account*** - An account, to be known as a "**Deferred Unit Account**", shall be maintained by the Corporation for each Participant and will be credited with the Participant's grants of Deferred Units from time to time as well as the date and price at which Deferred Units were granted. Participants shall receive quarterly individualized statement containing this information.

(i) ***Discretionary Grants in Special Circumstances*** - The Board may determine from time to time, upon the advice of the Human Resources and Compensation Committee, that special circumstances exist that would reasonably justify the grant to a Participant of Deferred Units as compensation in addition to any regular retainer or fee to which the

Participant is entitled. Upon making such a determination, the Board may grant Deferred Units to such Participant and, upon the effective date of the grant, the provisions of this Plan shall apply to such Participant and such Deferred Units *mutatis mutandis*, as if the Participant had elected hereunder and had received Deferred Units in respect of an Elected Amount.

5. Reservation of Units

Subject to Sections 6(c) and 6(f), the number of Units reserved for issuance from time to time pursuant to Awards granted and outstanding hereunder at any time shall not exceed a number of Units equal to 2% of the aggregate number of: (i) issued and outstanding Units; plus (ii) the number of Units issuable upon exchange of outstanding Exchangeable Securities, if any. If any Award granted under this Plan shall expire, terminate or be cancelled for any reason without the Units issuable thereunder having been issued in full or if any Units are issued pursuant to any Award granted under this Plan, any such Units shall be available for the purposes of the granting of further Awards under this Plan.

6. Terms and Conditions of Awards

(a) ***Exercise*** - The Awards credited to a Participant's Deferred Unit Account shall be exercisable by the Participant (or, where the Participant has died, his or her estate) at any time and from time to time at the Participant's option (or after the Participant's death at the option of his or her legal representative) by filing a written notice of exercise ("**Exercise Notice**") hereto with the Corporate Secretary of the Corporation, specifying the Unit Issue Date and the percentage of Deferred Units held by the Participant to be issued on such Unit Issue Date. Each such Unit Issue Date shall occur during the period commencing at least five (5) business days following the date on which the Exercise Notice is filed with the Corporate Secretary and ending not later than December 31 of the first calendar year commencing after the date of the Election Notice. If no Election Notice has been filed by December 31 of the first calendar year after the Cessation Date, December 31 of the first calendar year after the Cessation Date will be deemed to be the Unit Issue Date for all of the Participant's Deferred Units.

(b) ***Proration*** - Where a Participant is entitled to receive Deferred Units in respect of an Annual Deferred Unit Retainer, Annual Cash Retainer or Chair Retainer, the number of Deferred Units to which he or she is entitled in respect of these amounts for the Plan Year in which the Cessation Date occurs shall be prorated and shall be equal to:

> Number of Deferred Units credited or to be credited to such Participant's Deferred Unit Account in respect of the current Plan Year (assuming the Cessation Date did not occur in such Plan Year), <u>multiplied</u> by the fraction in which (i) the number of days from and including the preceding January 1 to but excluding the Participant's Cessation Date is the numerator, and (ii) 365 is the denominator.

(c) ***Adjustment for Distributions*** – The number of Units to be issued on each Unit Issue Date shall be adjusted by multiplying such number by the Adjustment Ratio applicable in respect of such Award. A Participant's entitlement to such additional Units in respect of Distributions shall be calculated (and re-calculated if necessary) based on the prorated number of Deferred Units to which such Participant is entitled under Section 6(b) in respect of the then current Plan Year (plus any previously accrued Deferred Units).

(d) ***Surrender of Awards*** – At any time when the Units are listed and posted for trading on the TSX, a Participant may elect at the time of exercise of any Award, subject to the consent of the Fund, that the Fund pay an amount in cash equal to the aggregate current market value of the Units (as adjusted in accordance with the relevant provisions set forth in Section 6(b) and based on the closing price of the Units on the TSX on the trading day immediately preceding the Unit Issue Date) (the "**Settlement Amount**") in consideration for the surrender by the Participant to the Fund of the right to receive Units under such Award. Following such election and the acceptance thereof by the Fund, the Fund shall cause a cheque to be issued payable to the Participant (or as the Participant may direct) in the Settlement Amount (subject to Section 7 hereof) and sent by pre paid mail or delivered to the Participant. The Fund and the Participant may also agree that all or a portion of the Settlement Amount may be satisfied in whole or in part in Units in which case the number of Units that are issuable to the Participant on the Unit Issue Date shall be acquired by the Corporation on the TSX or from the Fund, as an issuance of treasury Units, or a combination thereof; provided, however, that the aggregate number of Units that may be so acquired on the TSX within any 12 month period shall not exceed 5% of the outstanding Units as at the beginning of such period. The Corporation shall be entitled to withhold from the Settlement Amount all amounts as may be required by law and in the manner contemplated by Section 7 hereof.

(e) ***Rights as a Unitholder*** – Until the Units granted pursuant to any Award have been issued in accordance with the terms of the Plan, the Participant to whom such Award has been made shall not possess any incidents of ownership of such Units including, for greater certainty and without limitation, the right to receive Distributions on such Units and the right to exercise voting rights in respect of such Units. Such Participant shall only be considered a unitholder in respect of such Units when such issuance has been entered upon the records of the duly authorized transfer agent of the Fund.

(f) ***Effect of Certain Changes*** – In the event:

(i) of any change in the Units through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(ii) that any rights are granted to unitholders to purchase Units at prices substantially below Fair Market Value; or

(iii) that, as a result of any recapitalization, merger, consolidation or other transaction, the Units are converted into or exchangeable for any other securities,

then, in any such case, the Board may make such adjustments to the Plan, to any Awards and to any Award Agreements outstanding under the Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Participants hereunder. For greater certainty, no additional Deferred Units will be granted to a Participant to compensate for a downward fluctuation in the price of the Units, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

7. Withholding Taxes

When a Participant or other person becomes entitled to receive Deferred Units under, or any Settlement Amount in respect of any Award, the Fund or the Corporation, as applicable, shall have the right to require the Participant or such other person to remit to the Fund or the

Corporation an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Committee or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a) the tendering by the Participant of cash payment to the Fund or the Corporation in an amount less than or equal to the total withholding tax obligation; or

(b) the withholding by the Corporation or the Fund, as the case may be, from the Units otherwise due to the Participant such number of Units having a Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation; or

(c) the withholding by the Corporation or the Fund, as the case may be, from any cash payment otherwise due to the Participant such amount of cash as is less than or equal to the amount of the total withholding tax obligation,

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value of any Units so withheld is sufficient to satisfy the total withholding tax obligation.

8. Non-Transferability

Subject to Section 6(a), the right to receive Deferred Units pursuant to an Award granted to a Participant may only be exercised by such Participant personally. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Award shall terminate and be of no further force or effect.

9. Merger and Sale, etc.

If the Fund enters into any transaction or series of transactions whereby the Fund or all or substantially all of the Fund's undertaking, property or assets would become the property of any other trust, body corporate, partnership or other person (a "**Successor**") whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, prior to or contemporaneously with the consummation of such transaction the Fund and the Successor will execute such instruments and do such things as the Fund considers necessary to establish that upon the consummation of such transaction the Successor will have assumed all the covenants and obligations of the Fund under this Plan and in the respect of the Awards outstanding on consummation of such transaction in a manner that substantially preserves and does not impair the rights of the Participants thereunder in any material respect (including the right to receive trust units, shares, securities or other property of the Successor in lieu of Deferred Units). Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Fund under this Plan and in the respect of such Awards with the same effect as though the Successor had been named as the Fund herein and therein and thereafter, the Fund shall be relieved of all obligations and covenants under this Plan and such Awards and the obligation of the Fund to the Participants in respect of the Awards shall terminate and be at an end and the Participants shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Deferred Units of the Fund upon vesting of the Awards.

10. Amendment and Termination of Plan

The Fund retains the right to amend from time to time or to terminate the terms and conditions of the Plan by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the TSX. Any amendment to the Plan shall take effect only with respect to Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Awards with the mutual consent of the Corporation and the Participants to whom such Awards have been made.

11. Miscellaneous

(a) ***Effect of Headings*** – The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

(b) ***Compliance with Legal Requirements*** – The Fund shall not be obliged to make any Awards or issue any Deferred Units if such issuance would violate any law or regulation or any rule of any government authority or stock exchange. The Corporation, in its sole discretion, may postpone the issuance or delivery of Deferred Units under any Award as the Board may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Deferred Units in compliance with applicable laws, rules and regulations. The Fund shall not be required to qualify for resale pursuant to a prospectus or similar document any Deferred Units awarded under the Plan, provided that, if required, the Fund shall notify the TSX and any other appropriate regulatory bodies in Canada of the existence of the Plan and the granting of Awards hereunder in accordance with any such requirements.

(c) ***No Right to Continued Service*** – Nothing in the Plan or in any Award granted into pursuant hereto shall confer upon any Participant the right to continue in the service of the Fund, the Corporation or any Fund Affiliates as a Trustee, Director or otherwise, to be entitled to any remuneration or benefits not set forth in the Plan or to interfere with or limit in any way the right of the Fund, the Corporation or any Fund Affiliate to terminate Participant's service arrangements with the Fund, the Corporation or any Fund Affiliate.

(d) ***Expenses*** – All expenses in connection with the Plan shall be borne by the Fund.

(e) ***Gender*** - Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

(f) ***Governing Law*** - The Plan shall be governed by and construed in accordance with the laws in force in the Province of Manitoba.

12. Effective Date

Subject to receipt of all necessary approvals, this Plan shall be effective from January 1, 2006.

APPENDIX "B"
CORPORATE GOVERNANCE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company is committed to the highest standards of corporate governance. The Board, the Trustees and each of their committees have continued to refine the Company's governance policies and practices in light of regulatory initiatives in Canada that have been adopted to improve corporate governance.

Effective June 30, 2005, National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI 58-101) and National Policy 58-201 *Corporate Governance Guidelines* ("NP 58-201") were adopted in Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to Multilateral Instrument 52-110 *Audit Committees* ("52-110"), which has been adopted in various Canadian Provinces and territories and which prescribes certain requirements in relation to audit committees.

Reference to the "Board" includes the Board of Directors of the Company and the Board of Trustees of the Fund. All Trustees of the Fund are also Directors. All references to duties, responsibilities and accountabilities of Board members also accrue to their role as Trustees.

As the Company is the only significant asset of the Fund, we are disclosing the governance practices of the Company.

The corporate governance practices adopted by the Company are set out below.

Ethical Business Conduct:

The Board has adopted a Code of Conduct that governs the behavior of its Directors, Trustees, senior management and employees. It is designed to ensure that Directors, Trustees, Management and employees use independent judgment in considering transactions and agreements in respect of which an individual may have a material interest, and describes other steps taken to encourage and promote a culture of ethical business conduct. A copy of the code can be obtained by contacting the Secretary of the Company.

Board Mandate:

The general mandate of the Board is to supervise the management of the Company's business and affairs and to act in the Company's best interests and to exercise the care, skill and diligence that a reasonably prudent person would exercise in comparable circumstances. In doing so, the Board acts in accordance with:

- the Fund's Declaration of Trust
- the Company's articles of incorporation and by-laws
- written mandates of the Board, Trustees and Board committees
- the Company's Code of Ethics and other internal policies

As part of its overall stewardship responsibilities, the Board is responsible for the following matters:

(a) Adoption of a Strategic Planning Process

The Board discusses and reviews all materials relating to the strategic plan with management.

The Board is responsible for reviewing and approving the strategic plan and operating and capital budgets.

The majority of time spent in one Board meeting annually is devoted to the discussions and consideration of the strategic plan. The Board receives quarterly updates on the strategic plan and major initiatives.

Management requires the Board's approval for any transaction that would have a significant impact on the strategic plan.

(b) Risk Management:

The Board is responsible for identifying the principle risks of the Company and ensures that risk management systems are implemented.

The Board reviews risks associated with the environment, the Company's industry, consumer income and community relations.

The Board, through the Audit Committee:

- reviews risks related to financial and accounting risks.
- reviews and recommends for approval, the external auditor.
- reviews and ensures the integrity of the Company's internal control and management information systems.
- meets to review reports and discuss significant risk areas with the internal and external auditors.

(c) Human Resources and Compensation (including the President and CEO)

The Board is responsible to:

- Appoint the President and Chief Executive Officer ("CEO")
- Review and approve the compensation programs for senior management including the Unit Purchase Loan Plan and Executive Annual Incentive Plan.
- Evaluate performance of (i) the CEO; and (ii) each officer who reports to the CEO taking into account evaluations provided by the Human Resource and Compensation Committee.

- Review and approve compensation of the Chair of the Board, Chairs of the Board Committees and of each Director taking into account the recommendations of Corporate Governance and Nominating Committee.

- Succession planning, which includes appointing, training and monitoring senior management.

(d) Communications and Disclosure

- The Board approves all of the Company's major communications, including: i) quarterly and annual financial statements and accompanying management's discussion and analysis; ii) annual report; iii) annual information form; iv) annual and quarterly press releases; v) annual notice of meeting; and vi) management information circular and proxy form considering recommendations of the Audit Committee

- The Company communicates with its unitholders through a number of channels including its web site.

- The Board approved the Policy on Public Communication and Continuous Secondary Market Disclosure that covers the accurate and timely communication of all important information. Unitholders can provide feedback to the Fund in a number of ways, including e-mail or calling toll-free 1-800-563-0002.

(e) Corporate Governance

- The Board, through its Audit Committee, examines the effectiveness of the Company's internal control system, including information technology security and control. The Audit Committee understands the scope of internal and external auditor's review of internal control over financial reporting and obtains reports on significant findings and recommendations together with management's responses.

- The Board meets at least once each fiscal quarter, with additional meetings as required. Each Director has a responsibility to attend and participate in the Board meetings.

- The Corporate Governance and Nominating Committee is responsible for considering and recommending nominees for election to the Board. This committee is also responsible for establishing procedures to evaluate the Board and each Director and overseeing such evaluation. In considering nominees for election to the Board, the Corporate Governance and Nominating committee takes into account geographic diversity and considers the primary markets in which the Company operates as well as the appropriate expertise and background to contribute to the support of the Company's strategy and operations. All of its members are outside and unrelated Directors.

- The Corporate Governance and Nominating Committee is responsible for reviewing annually the structure and mandates of each Board committee (including this committee) and assessing the effectiveness of each Board committee. In addition, suggestions regarding the appointment of new Directors and issues regarding Board performance have also been raised and have been regularly explored at meetings of the Board. It is also the responsibility of the Chair of the Board to ensure effective operation of the Board and to ensure the Board discharges its responsibilities.

- The Corporate Governance and Nominating Committee reviews how Directors are compensated for serving on the Board and its committees and recommends any changes to the Board. In this regard, the committee compares the Directors' compensation to that of similar companies.

In addition to those matters which must by law be approved by the Board, the Board reviews and approves dispositions, acquisitions or investments which are outside the ordinary course of business of the Company.

The Board also reviews the recommendations of the Corporate Governance and Nominating Committee as to the adequacy and form of compensation of the Directors to ensure that compensation realistically reflects the responsibility and risks involved in being an effective Director and that required to recruit new Directors by reference to independent compensation surveys.

The Board also approves changes in senior management. The Directors have access to management and the Company's advisors in order to assist in their understanding of proposed Board actions and the implications of voting for or against such actions.

In fulfilling the Mandate the Board has access to the Company's management as well as advisors to the Company, which assists them in the understanding of proposed Board actions and implications of voting for or against such actions.

The relatively small size of the Board has enabled it to be extremely flexible with regard to scheduling meetings, including unplanned meetings which are called to review new opportunities. The Board is thus able to act quickly and remain well informed at all times. The Company's management has been able to liaise regularly with the Board in seeking approval for any activities outside the normal course of business.

Orientation and Continuing Education:

New Directors and Trustees are given the opportunity to individually meet with senior management to improve their understanding of the Fund's and the Company's operations and tours are arranged of several of the Company's key operations for the new Directors. New Directors and Trustees are also provided with a reference binder that contains information on the Company's organizational structure, the structure of the Board and its committees, Company policies, articles and by-laws as well as Board materials for the preceding 12 months. On an ongoing basis, presentations are delivered on various aspects of the Company's activities and functions. In addition, regardless of whether a meeting of the Board is scheduled, all Directors regularly receive information on the Company's operations including a report from the CEO, a report on corporate development activities, operations reports, a financial overview and other pertinent information. All executives are available for discussions with Directors concerning any questions or comments which may arise between meetings.

Composition of the Board of Directors / Board of Trustees

The Company's Board currently consists of ten Trustees and ten Directors; with each individual both a Trustee and a Director. The members of both the Board of Trustees and the Board of Directors, being the same individuals, have agreed to combine their responsibilities under one Board and have determined that the combined number of Trustees and Directors to be elected at the Annual General and Special Meeting will be ten. The Board feels that this size is more appropriate for a company this size and believes that the range of expertise and skills facilitate Board effectiveness.

(a) Of the ten Board members, the following are independent Directors/Trustees. Ian Sutherland, David G. Broadhurst, Frank J. Coleman, R.J. (Bob) Kennedy, Gary J. Lukassen, Keith G. Martell, James G. Oborne, H. Sanford (Sandy) Riley, Wendy F. Evans

(b) Edward S. Kennedy, the President and CEO of the Fund and the Company, is not independent.

(c) Of the ten Board members nine are independent.

(d) The following Directors/Trustees are also Directors/Trustees of other reporting issuers as follows,

David G. Broadhurst	- MCAP Inc.
Frank J. Coleman	- Fishery Products International Ltd.
Wendy F. Evans	- Sun Life Financial Trust
Gary J. Lukassen	- Abitibi Consolidated Inc.
	- Spinrite Income Fund
H. Sanford (Sandy) Riley	- Molson Coors Brewing Company
James G. Oborne	- Jazz Golf Equipment Inc.
R.J. (Bob) Kennedy	- Jazz Golf Equipment Inc.
Ian Sutherland	- MCAP Inc.
	- Renasant Capital Corporation (formerly Clearlink)
	- Strongco Income Fund

(e) At regularly scheduled Board and committee meetings, the independent Directors meet separately from management.

(f) In order to ensure that the Board can function independently from management, the Company has separated the roles of Chair and CEO. The Chair is held by Mr. Ian Sutherland who is independent and the CEO is Mr. Edward Kennedy.

(g) All Directors have attended all Board meetings held within the time that they were directors. Attendance statistics are contained in the Management Information Circular.

(h) Individual Directors may, with the consent of the Chair of the Corporate Governance and Nominating Committee, engage outside advisors at the expense of the Company.

(i) Committees of the Board are authorized by the Board from time to time, and as appropriate, to retain outside advisors at the Company's expense.

Position Descriptions:

(a) It is the responsibility of the Chair of the Board to ensure effective operation of the Board and to ensure that the Board discharges its responsibilities.

(b) It is the responsibility of each Chair of each committee to ensure effective operation of the committee and to ensure that each committee discharges its responsibilities.

(c) A position description has been developed for the CEO. The Human Resources and Compensation Committee is responsible for reviewing and approving the corporate objectives (financial and personal) which the CEO is responsible for meeting. This committee also conducts the annual assessment of the CEO's performance against these objectives. The results of the assessment are reported to the Board.

Committees of the Board:

The Board has four Committees. The Chair of the Board is an ex officio member of all committees of the Board, subject to the limitations set out in the Company's by-laws.

Audit Committee:

- The Audit Committee had four members until December 2005 when membership was increased to five. All members are independent. The committee met four times in 2005 and all members attended according to their time on the committee. Under the terms of the Audit Committee mandate, the committee is responsible for, among other things, reviewing the Company's financial reporting procedures, internal controls, recommending the appointment of the external auditors as well as reviewing the performance of the Company's external auditors.

- The Audit Committee also establishes the external auditor's compensation. Prior approval of any non-audit related services is required.

- The Audit Committee is also responsible for reviewing the quarterly and the annual financial statements and related news releases, as well as Management's Discussion and Analysis of Financial Results prior to their approval by the Board.

- The Audit Committee reviews management's report on compliance with the Company's Code of Conduct policy.

- The Company has an internal Auditor who reports regularly to the Audit Committee.

- The Audit Committee is composed only of unrelated and independent Directors.

- All of the members of the Audit Committee are financially literate.

- The Audit Committee has direct communications channels with the internal and external auditors to discuss and review specific issues as appropriate.

- The Audit Committee mandate is reviewed by the Board at least annually.

- The Audit Committee meets with the Company's external and internal auditors absent management at least once per year.

- The Audit Committee mandate is presented in the Annual Information Form of the Fund as filed on SEDAR at www.sedar.com.

Human Resources and Compensation Committee:

- The Human Resources and Compensation Committee had four members until December 2005 when the membership was increased to five. All members are outside and unrelated members. The committee met four times and all members attended.

- The Human Resources and Compensation Committee makes recommendations to the Board on, among other things, executive compensation, the compensation of the CEO, and reviews other aspects of executive compensation, such as the Company's unit compensation plans. The committee reviews and approves the total compensation philosophy of the company and the key elements of the program design. The Compensation Committee also insures that the Company complies with corporate and securities legislation with respect to executive compensation disclosure in the Annual Information Circular.

- The Human Resource and Compensation Committee is permitted, without any separate approval being required, to retain consulting firms at the expense of the Company, to assist the committee in the evaluation of the CEO and other executive Officers and in setting executive compensation.

Pension Committee:

- The Pension Committee has three members and met three times in 2005. All of the members are outside and unrelated. The Pension Committee is responsible for overseeing matters relating to the investment policies, actuarial valuations, regulatory requirements, employee communications and performance of the Company's pension funds.

Corporate Governance and Nominating Committee:

- The Corporate Governance and Nominating Committee has three members who are outside and unrelated. The committee met three times in 2005 and all members attended.

- The committee recommends to the Board the size and composition of the Board and its committees, identifies and recommends suitable director candidates, sets Director's compensation and surveys and evaluates Board performance.

- The Corporate Governance and Nominating Committee is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company. This committee also monitors compliance with any rules, regulations, procedures or guidelines promulgated by regulatory authorities having jurisdiction over the Company (including applicable stock exchanges) relating to corporate governance. The Board is responsible for reviewing and approving the set of corporate governance principles recommended by the Corporate Governance and Nominating Committee.

Leadership

EXEMPTION NUMBER 82-3473

NORTH WEST COMPANY FUND 2005 SUMMARY ANNUAL REPORT


GERALD FAVEL
MANAGER



The North West Company is a leading retailer of food and everyday products and services to rural communities and urban neighbourhoods across Canada and Alaska.
GREENLAND
BAFFIN BAY
DAVIS STRAIT
LABRADOR SEA
ATLANTIC OCEAN
GULF OF ST. LAWRENCE
NEWFOUNDLAND
NEW BRUNSWICK
NOVA SCOTIA
QUEBEC
ONTARIO
MANITOBA
NUNAVUT
CANADA
PARRY CHANNEL
FOXE BASIN
HUDSON STRAIT
CUMBERLAND SOUND
GABRIEL STRAIT
UNGAVA BAY
JAMES BAY
Ulukhaktok (Holman)
Cambridge Bay
Gjoa Haven
Taloyoak
Arctic Bay
Pond Inlet
Clyde River
Igloolik
Hall Beach
Repulse Bay
Qikiqtarjuaq
Pangnirtung
Baker Lake
Coral Harbour
Cape Dorset
Iqaluit
Kimmirut
Chesterfield Inlet
Rankin Inlet
Arviat
Salluit
Kangiqsujuaq
Puvirnituq
Kangirsuk
Inukjuak
Kuujjuaq
Kangiqsualujjuaq
Nain
Sanikiluaq
Umiujaq
Kuujjuarapik
Schefferville
Rigolet
Cartwright
Happy Valley
Chisasibi
Wemindji
Eastmain
Waskaganish
Moose Factory
Moosonee
Havre St. Pierre
Romaine
Obedjiwan
Black Lake
Lac Brochet
Brochet
Tadoule Lake
Churchill
Lynn Lake
South Indian Lake
Pukatawagan
Split Lake
Nelson House
Thompson
Shamattawa
Cross Lake
Oxford House
Severn
Moose Lake
Norway House
Rossville
God's River
God's Narrows
Island Lake
Red Sucker Lake
Sachigo Lake
Wasagamack
St.Theresa Point
Easterville
Bearskin Lake
Poplar River
Sandy Lake
Kasabonika
Berens River
Keewaywin
Wunnumin Lake
Attawapiskat
Pauingassi
Deer Lake
Little Grand Rapids
Poplar Hill
Weagamow Lake
Webequie
Pikangikum
Cat Lake
Kashechewan
Lansdowne House
Albany
Pinawa
Pickle Lake
Winnipeg
Sioux Lookout
Morden
Nakina
Hearst
Hornepayne
Wawa
North Bay
Toronto
Lake Ontario
Lake Erie
Lake Huron
Lake Michigan
Lake Superior


BERING SEA
St. Lawrence Island
Nome
Kotzebue
Barrow
St. Paul
Hooper Bay
Kotlik
Mountain Village
St. Mary's
St. Michael
Unalakleet
Nuiqsut
Kilometres
0
100
200
Miles
0
100
Dutch Harbor
Bethel
Aniak
Kuskokwim R.
McGrath
Yukon R.
BEAUFORT SEA
King Cove
Togiak
Dillingham
ALASKA (U.S.)
Fort Yukon
Porcupine R.
King Salmon
Old Crow
MacKENZIE BAY
Anchorage
Tanana R.
Aklavik
Tuktoyaktuk
Fort McPherson
Inuvik
Kodiak
GULF OF ALASKA
Kodiak Island
Yukon R.
Peel R.
Mackenzie R.
Cordova
Paulatuk
YUKON TERRITORY
Fort Good Hope
Norman Wells
Tulita
Great Bear Lake
Déline
Yakutat
NORTHWEST TERRITORIES
Fort Simpson
Fort Rae
Fort Liard
Fort Providence
Great Slave Lake
Fort Ware
Fort Nelson
Hay River
Fort Resolution
BRITISH COLUMBIA
Peace R.
Fort Vermilion
Fort St. James
Fox Lake
Fort Chipewyan
Queen Charlotte Islands
Grande Prairie
Wabasca
Clearwater R.
Athabasca R.
Portage La Loche
Buffalo Narrows
Edmonton
Ile a la Crosse
North Saskatchewan R.
ALBERTA
Calgary
Saskatoon
SASKATCHEWAN
S. Saskatchewan R.
Regina
Moose Jaw

HEAD OFFICES

The North West Company Inc. — Winnipeg Head Office

Alaska Commercial Company — Anchorage Head Office

RETAIL BANNERS

131 Northern stores,[1] offering a combination of food and general merchandise to remote, northern Canadian communities

25 AC Value Centers, offering a combination of food and general merchandise to communities across rural Alaska

5 NorthMart stores,[1] targeted at larger, regional markets and offering an expanded selection of fashion merchandise and fresh food

12 Quickstop convenience stores,[2] offering prepared foods, petroleum products and … convenience assortment

16 Giant Tiger[3] junior discount stores offering family fashion, household products and food at convenient locations in Manitoba, Saskatchewan and Alberta

Selections catalogue, more than 325,000 of which are distributed across northern Canada, featuring everything from fashion and snowmobiles to … motors and boats

WHOLESALE DIVISIONS

Frontier Expeditors, a distributor of food and general merchandise to independent grocery stores in rural Alaska

Crescent Multi Foods, a distributor of produce and fresh meats to independent grocery stores in Saskatchewan, Manitoba and northwestern Ontario

3 North West Company Fur Marketing outlets, offering native handicrafts and authentic Canadian heritage products, as well as wild furs

The Inuit Art Marketing Service, Canada's largest distributor of Inuit art

PACIFIC OCEAN

1 The Inuit language word Niuvirvik, ᓂᐅᕕᕐᕕᒃ, meaning "a place to find things," was added to The North West Company's current trading names Northern and NorthMart for 32 stores in Nunavut, the Northwest Territories and the Nunavik region of Northern Quebec.

2 Iqaluit, Nunavut has three Quickstops.

3 Winnipeg, Manitoba has five Giant Tiger stores. Yorkton, Saskatchewan Giant Tiger opened February 25, 2006. Grande Prairie, Alberta Giant Tiger opened April 1, 2006. A seventeenth store was recently announced and is planned to be opened in Calgary, Alberta on June 24, 2006.

Information as of April 19, 2006

Financial Highlights

All currency figures in this report are in Canadian dollars, unless otherwise noted.

Fiscal Year ($ in thousands)	**2005 52 Weeks**	2004 52 Weeks	2003 53 Weeks
RESULTS FOR THE YEAR			
Sales	**$ 849,653**	$ 788,693	$ 782,720
Same store sales % increase[1]	**5.4%**	1.4%	2.1%
Trading profit[2] (earnings before interest, income taxes and amortization)	**$ 85,502**	$ 76,606	$ 72,826
Earnings before interest and income taxes[2] (EBIT)	**60,489**	52,701	50,425
Net earnings	**42,890**	37,265	35,730
Cash flow from operations[2]	**70,856**	63,150	58,886
FINANCIAL POSITION			
Total assets	**$ 423,849**	$ 414,477	$ 409,600
Total debt	**111,673**	120,932	127,902
Total equity	**242,573**	236,285	228,478
FINANCIAL RATIOS			
Debt-to-equity	**.46:1**	.51:1	.56:1
Return on net assets[3]	**16.6%**	14.8%	14.1%
Return on average equity	**18.0%**	16.2%	16.0%
PER UNIT ($)—DILUTED			
Trading profit	**$ 5.30**	$ 4.75	$ 4.52
Net earnings	**2.68**	2.32	2.22
Cash flow from operations	**4.39**	3.92	3.65
Equity—net book value	**15.66**	14.93	14.39
Cash distributions paid during the year	**1.88**	1.80	1.90
Market price—January 31	**37.50**	30.65	23.63
—high	**38.49**	31.74	25.50
—low	**26.65**	23.10	20.87

Sales

($ in millions)


875
700
525
350
175
0
783
789
850
2003
2004
2005

Trading Profit

($ in millions)


80
64
48
32
16
0
73
77
86
2003
2004
2005

Cash Flow From Operations

($ in millions)


70
56
42
28
14
0
59
63
71
2003
2004
2005

Net Earnings Per Unit—Diluted


$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
2.22
2.32
2.68
2003
2004
2005

1 Same store sales, excluding the foreign exchange impact, on an equivalent 52-week basis

2 See Non-GAAP measures section on page 17 in the Management's Discussion & Analysis which is available through SEDAR at *www.sedar.com* or the Company's website at *www.northwest.ca*

3 *Earnings before interest and income taxes as a percent of average net assets employed*

Leadership targets new opportunities


CASH
Link

Above Donna Thomas, Office Supervisor at the Northern store in Easterville, explains the new features of CashLink to customer Veronica Favel.

CashLink— faster, cheaper, simpler money

Money is harder to transport, store, process and secure in the North, where communities are spread across thousands of miles and are poorly serviced by financial institutions. North West has introduced CashLink, a new stored value card that offers customers better service, convenience and value compared to paper cash.

CashLink has been launched in 75 Northern and NorthMart communities, with the remainder to be up and running later this year. It acts as a debit card, eliminating costs and inefficiencies in handling cash, vouchers and pay cheques.

"Being a leader in this type of technology has many benefits for our customers," says Brian Fox, Director, Financial Services. CashLink offers lower costs on cheque cashing fees, uses secure PIN-based technology, can easily be re-loaded, does not require a bank account and reduces the need to handle cash.

Using North West's integrated point-of-sale systems, CashLink transactions at the check-out counter are processed far faster than cheques and other documents, making it simpler for our customers.

Leadership in action

How great leaders make the difference...


GIANT TIGER
Northern
Northern
AC Value Center

Kirk Coates
Giant Tiger Store Manager
Kirk Coates successfully opened four of the first seven North West Giant Tiger stores. He was given a permanent store assignment last year and he raised sales by 26%, gross profit dollars by 34% and also improved payroll productivity. Kirk is the recipient of the 2005 President's Award Recognizing Excellence in Leadership.

Gerald Favel
Northern Store Manager
Gerald Favel took control of his first assignment as a Northern store manager, quickly applying his community relations and merchandising skills. Food sales jumped 42%, general merchandise sales by 41% and gas sales by 35%. Gerald won the 2005 President's Award Recognizing Excellence in Enterprising.

Lizzie Sakiagak
Northern Office Supervisor
Lizzie Sakiagak embodies North West's true northern spirit. A tireless community volunteer, chief fundraiser for North West Diabetes initiatives and Inuktitut translator, Lizzie won the 2005 President's Award Recognizing Excellence in Community Support.

Rob Boudreau
AC Value Center Manager
Rob Boudreau is AC's store manager of the year for 2005. His store led in contribution margin, fuelled by a 23% sales increase. Rob attributes success to a great store team of future leaders who build "stepping stones out of stumbling blocks."

"We are strengthening our pool of leaders."

KAREN MILANI, VICE-PRESIDENT, HUMAN RESOURCES

Leadership across North West drives our success

Rex Wilhelm, President,
Alaska Commercial Company (AC)



Building AC through Alaska leadership

In our AC operations, management gives advice on strategic direction and then creates and implements its own growth plans, adapted to the Alaska market. Leadership is local, not driven by the focus of senior managers thousands of miles away.

The result: A multi-layered plan to raise AC's sales by about 50% to more than $200 million by 2010. The prime opportunity springs from the stellar reputation AC has established as store operators and business partners. Village corporations and tribal governments are realizing our expertise in operating retail stores efficiently and profitably. The result is growing new partnerships in eight communities with the potential for more. Acquisition of competitors has allowed us to consolidate business in two locations and open stores in two more. AC recently announced an agreement to acquire four stores on Prince of Wales Island in southeast Alaska, to add $13 million to sales.

The growth strategy is not limited to expanding AC's traditional retail store base. In larger communities, AC is adding gas bars and convenience stores as a complement to its main store business. On the wholesale side, Frontier Expeditors is well-positioned for continued growth as the only full-service, one-stop, food and general merchandise supplier to small, independent retailers in Alaska. We could not create or execute these plans without strong, deep local leadership.

North West training programs produce results

By training and providing better local tools and technology, we've produced results. In Canadian operations, operating expenses declined by 42 basis points in the fourth quarter, for example, due in part to improved work processes and staff productivity. In Alaska, trading profit rose 44.5% in the fourth quarter, reflecting sales performance and a 134 basis point expense drop led by staff productivity gains.

Manager-in-Training program launched A Manager-in-Training program, with a strong leadership component, was initiated in 2004 and enhanced in 2005 to strengthen the pool of store managers. Approximately 20 store manager candidates are expected to undergo accelerated training each year. Seven store managers graduated in 2005 and there are a total of 28 people currently in training.





4 **New openings will accelerate in 2006 with six GT stores and the anticipated acquisition of at least four Alaska stores.** We want to keep our annual GT openings at a minimum of six stores, depending on the affordability of real estate as we move further west. In Alaska, we will continue to look for stores to add to our existing network.

5 **The addition of gas bars and the repositioning of our smaller road-accessible stores to a "super-convenience" product mix will continue to be refined in 2006.** Over the last two years, we've opened seven gas bars for a total of 39 and we've leveraged more customer traffic into higher sales across our food categories. This year we plan to open five outlets in existing store locations.

6 **Last year we started to sell motor vehicles, complementing our line-up of snow machines, all-terrain vehicles, boats and motors.** Motor vehicle sales met expectations in test markets. We plan to significantly grow this business in 2006 by increasing our mix of compact SUVs and targeting Alaskan and Canadian Arctic locations served by summer and fall sealifts.

Left Debbie Ateah, Winnipeg Giant Tiger customer
Below Elliott Mink, Easterville Northern store Grocery Supervisor


Northern

2006 ENVIRONMENT AND OUTLOOK

The external environment in 2006 and for the next several years looks favourable for North West. Our markets continue to rely on government spending and transfer payments for their base level of consumer income. This has proven to be a steady source of growth for us, tied to population increases and family size, both of which are above average compared to other markets in North America. Income beyond these levels comes primarily from resource development and spending on community infrastructure. On the resource side, we are in a good position in Alaska and northern Canada. Metal and energy prices remain at attractive levels, triggering new investment and employment.

On the infrastructure side, we see upside in funding to address chronic housing shortages and defence spending in the Canadian Arctic.

Against this positive outlook we will continue to be challenged by high energy prices. Remote economies are significantly impacted by fuel prices. This translates into higher inflation and cost pressure on consumers and local businesses. We need to be creative in finding new technologies and processes that can mitigate this vulnerability while finding lower cost product sources to offset price increases from traditional suppliers.

Our customers will continue to see innovation from North West in 2006. Products and services tailored to unique lifestyle needs will be a focus led by healthcare and transportation and enabled by giving our stores more ability to buy the right items for their market.

Our people are aligned to the important work at North West. Their commitment and the value they place on what we can accomplish indicates that we have plenty of room to grow in 2006 and in the years ahead.

Edward S. Kennedy
PRESIDENT & CEO, THE NORTH WEST COMPANY INC.
APRIL 19, 2006


PIZZA POUCHES

Food business will continue to be our first priority for market share growth. In 2006, we will re-launch our private store label brands to bring a more coherent message to our customers and create a more exclusive brand identity. Our quick-service food business will also be revamped to strike a more profitable balance between fresher food and the cost of food preparation in our typically high cost in-store environment.

Left Vera Ross, Easterville Northern store customer

2006 growth initiatives...

With enhanced capability being put in place, we are confident about the range of "room to grow" initiatives we can add to our work over the next several years. In 2006, we plan to spend over $35 million on capital investment with approximately $15 million of this on growth areas. Our business-sustaining investment will also have a strong expansion focus as it will include building 30,000 square foot replacement stores in two of our largest markets, a 50% increase in selling space in each location.

2 **In 2006, we will complete an assessment of wholesale distribution opportunities in northwestern Ontario and western Canada,** leveraging skills built up in our current wholesale businesses, Crescent Multi Foods and Frontier Expeditors. Our target concept is a one-stop service to the small, independent retailer serving rural towns and inner cities, markets that are either not sufficiently remote or not large enough to fit with one of our existing corporate store formats.

3 **In healthcare, we now have a base capability in place following the acquisition of a large in-store pharmacy business early in 2006.** This transaction brought knowledge into North West related to remote pharmacy operations, telepharmacy and contract pharmacy services to northern hospitals. In 2006, we plan to open two more in-store pharmacies for a total of five and develop five satellite telepharmacy sites within our smaller store operations. The number of pharmacies will grow further in 2007 and we will enhance our healthcare offering to include medical equipment and a broader range of non-prescription health products in all stores.



Right Mark Zachanowich, Director, Crescent Multi Foods

The North West Company Fund (NWF) met its goal of delivering top quartile investment performance again in 2005 with a total return exceeding 31% in the calendar year. **This compares with a total return for business income trusts of 2%.**



"Our expansion into local pharmacy and healthcare complements our role as a provider of everyday products and responds to a major unmet need in the North."

DAVE HUSTON, DIRECTOR, PHARMACY OPERATIONS

New ways to deliver healthcare products

In the North, the demand for pharmacy and other healthcare products is growing at a rapid pace, triggered by a younger than average, but still aging population, and by the high incidence of related disease, most notably Type II diabetes. Our plans over the next five years are aimed at earning a distinct, trusted identity for North West as a local healthcare provider. Opening in-store pharmacies in regional stores, using telepharmacy technology to distribute pharmaceutical products in smaller, satellite stores and providing 24/7 back-up pharmacy service to our customers and to northern hospitals are the key elements for growth.

This focus also gives us the foundation to grow other "Healthy Living" programs through increased selling space dedicated to non-prescription medications, medical equipment and healthier food choices.



Right Angèle Raymond, Pharmacist, is one of the new additions at the NorthMart store in Iqaluit.


Northern
Gas Convenience Foods
Self Serve
Self Serve

A natural fit — fuelling growth

Fuel retailing at North West fits the criteria of targeting every-day spending needs. ATVs, snow machines, boats, motors and increasingly trucks and cars, are essential to northern lifestyles. After years of little new investment in fuel, we are adding an average of six dispensing stations each year in northern Canada, for a total of 39 by the end of 2006. Fuel sales are growing in the 20% range and more frequent customer traffic inside our stores, combined with an enhanced mix of convenience products, is complementing our strong food sales in northern Canada. "Fuel is another reason for customers to count on us, every day," explains Paul Hughes, Category Manager.

Left Ile a la Crosse Northern store gas bar

Fund Structure

The Fund The North West Company Fund (the Fund) was created on March 27, 1997 when the shareholders of The North West Company (the Company) exchanged their shares for 100% of the issued units of the Fund. The benefits of the Fund structure included increased cash distributions to unitholders, improvement in unitholder value and a greater ability to raise capital for growth. Interest paid by the Company to the Fund and then through to unitholders resulted in tax efficiencies to the Company. These tax efficiencies and the positive trend in cash flow from operations of the Fund have permitted growing distributions to unitholders.

As a result of the Company's growth in profitability, we have reached the maximum tax benefits available under the existing Fund structure. In December 2005, the Fund initiated an internal reorganization to transfer most of the Canadian assets and operations to a limited partnership, The North West Company LP (NWC LP). Under this new structure, an increased portion of the future growth in the profitability of the Canadian operations can be distributed to unitholders on a more tax efficient basis. The internal reorganization should be implemented by the end of April 2006.

The Fund is also proceeding with a tax ruling submission to Canada Revenue Agency to implement a further restructuring to more fully utilize the benefits of the limited partnership structure. The timeline in receiving a response to the tax ruling submission is not yet known. As well as requiring a satisfactory tax ruling, the Fund will require lender and unitholder approval. Unitholder approval will be sought at the Fund's Annual and Special Meeting on June 8, 2006.

Capital Structure of the Company The Fund holds a total of $205.0 million in subordinated notes of the Company and of the NWC Trust at an average interest rate of 12.6%. The maximum total distribution from interest on the notes, net of fund expenses, is $1.56 per unit. Additional distributions are made from dividends paid to the Fund by the Company and from the net income of NWC LP after a preferred distribution is paid to the Company. The Fund owns all of the shares of the Company and is the only holder of units in the NWC Trust.

Cash Paid Out and Reinvested The following table outlines the cash flow from operations per unit and the amounts distributed and reinvested over the past five years. Distributions increased from $1.46 per unit in 2001 to $1.88 per unit in 2005. A special one-time distribution of $0.34 per unit is included in the 2003 distributions. The Company has reinvested over 50% of cash flow from operations.

Fiscal year	2001	2002	2003	2004	**2005**
Cash flow from operations/unit $ [1]	3.74	3.67	3.65	3.92	**4.39**
Payout $	1.46	1.56	1.90*	1.80	**1.88**
Payout %	39.0	42.5	52.1	45.9	**42.8**
Reinvested $	2.28	2.11	1.75	2.12	**2.51**

[1] For 2002 to 2005, the total number of units outstanding throughout the year was used to calculate cash flow from operations/unit $. Units held by management as part of the Unit Purchase Loan Plan were not deducted from the total number of units outstanding.

* 2003 includes a special distribution of $0.34 per unit.

Distributions The policy of the Fund is to distribute about 50% of cash flow from operations. This policy is based on the Company's short and long-term capital requirements, its stable earnings and its strong balance sheet. During 2005, unitholders received quarterly cash distributions of $0.47 per unit. Quarterly cash distributions of $0.54 per unit are expected for 2006, payable to unitholders of record at the end of March, June, September and December, and distributed by the fifteenth of the following month. Depending on the profitability of the limited partnership, the Trustees may elect to change the level of distributions.

Cash Distributions & Unit Price ($)


Annual Cash Distributions
Special Distribution
Unit Closing Price (as of January 31)
2.50
2.00
1.50
1.00
0.50
0.00
40.00
32.00
24.00
16.00
8.00
0.00
17.20
20.70
23.63
30.65
37.50
0.34
1.46
1.56
1.56
1.80
1.88
2001
2002
2003
2004
2005

Management's Responsibility for Financial Statements

The management of North West Company Fund and The North West Company Inc. are responsible for the preparation, presentation and integrity of the accompanying summarized financial statements and all other information in this annual report. The summarized consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and include certain amounts that are based on the best estimates and judgment by management.

In order to meet its responsibility and ensure integrity of financial reporting, management has established a code of business ethics, and maintains appropriate internal controls and accounting systems. The summarized consolidated financial statements and all other information in this annual report should be read in conjunction with the audited consolidated financial statements and Management's Discussion & Analysis.

PricewaterhouseCoopers LLP, an independent firm of auditors appointed by the unitholders, have completed their audit and submitted their report.

Edward S. Kennedy
PRESIDENT & CEO, NORTH WEST COMPANY FUND

Léo P. Charrière
EXECUTIVE VICE-PRESIDENT,
CFO & SECRETARY, NORTH WEST COMPANY FUND

MARCH 15, 2006

PRICEWATERHOUSECOOPERS

Auditor's Report on Summarized Financial Statements

To the Unitholders of North West Company Fund:
The accompanying summarized consolidated balance sheet and statements of earnings and retained earnings and cash flows are derived from the complete consolidated financial statements of North West Company Fund as at January 28, 2006 and January 29, 2005 and for the years then ended on which we expressed an opinion without reservation in our report dated March 15, 2006. The fair summarization of the complete financial statements is the responsibility of management. Our responsibility, in accordance with the applicable Assurance Guideline of The Canadian Institute of Chartered Accountants, is to report on the summarized financial statements.

In our opinion, the accompanying financial statements fairly summarize, in all material respects, the related complete consolidated financial statements in accordance with the criteria described in the Guideline referred to above.

These summarized financial statements do not contain all the disclosures required by Canadian generally accepted accounting principles. Readers are cautioned that these statements may not be appropriate for their purposes. For more information on the entity's financial position, results of operations and cash flows, reference should be made to the related complete consolidated financial statements.

PricewaterhouseCoopers LLP
CHARTERED ACCOUNTANTS
WINNIPEG, CANADA

MARCH 15, 2006

Consolidated Balance Sheets

($ in thousands)	**January 28, 2006**	January 29, 2005
ASSETS		
Current assets		
Cash	**$ 21,888**	$ 11,438
Accounts receivable	**67,498**	69,040
Inventories	**124,551**	122,580
Prepaid expenses	**2,981**	2,663
Future income taxes	**1,824**	2,467
	218,742	208,188
Property and equipment	**182,108**	186,104
Other assets	**17,306**	12,253
Future income taxes	**5,693**	7,932
	$ 423,849	$ 414,477
LIABILITIES		
Current liabilities		
Bank advances and short-term notes	**$ 27,041**	$ 32,023
Accounts payable and accrued liabilities	**65,016**	52,616
Income taxes payable	**3,302**	3,539
Current portion of long-term debt	**108**	106
	95,467	88,284
Long-term debt	**84,524**	88,803
Asset retirement obligations	**1,285**	1,105
	181,276	178,192
EQUITY		
Capital	**165,205**	165,205
Unit purchase loan plan	**(9,965)**	(4,429)
Retained earnings	**83,133**	70,560
Cumulative currency translation adjustments	**4,200**	4,949
	242,573	236,285
	$ 423,849	$ 414,477

Approved by the Trustees

Ian Sutherland TRUSTEE

Edward S. Kennedy TRUSTEE

All financial data was summarized from and should be read in conjunction with the audited consolidated financial statements included in the Management's Discussion & Analysis and Consolidated Financial Statements report which is available through SEDAR at *www.sedar.com* or the Company's website at *www.northwest.ca*

Consolidated Statements of Earnings & Retained Earnings

($ in thousands)	**52 Weeks Ended January 28, 2006**	52 Weeks Ended January 29, 2005
SALES	**$ 849,653**	$ 788,693
Cost of sales, selling and administrative expenses	**(764,151)**	(712,087)
Net earnings before amortization, interest and income taxes	**85,502**	76,606
Amortization	**(25,013)**	(23,905)
	60,489	52,701
Interest, including interest on long-term debt of $5,080 (2004 $4,821)	**(6,120)**	(5,761)
	54,369	46,940
Provision for income taxes	**(11,479)**	(9,675)
NET EARNINGS FOR THE YEAR	**$ 42,890**	$ 37,265
Retained earnings, beginning of year	**70,560**	61,679
Distributions	**(30,317)**	(28,384)
RETAINED EARNINGS, END OF YEAR	**$ 83,133**	$ 70,560
NET EARNINGS PER UNIT		
Basic	**$ 2.70**	$ 2.34
Diluted	**$ 2.68**	$ 2.32

All financial data was summarized from and should be read in conjunction with the audited consolidated financial statements included in the Management's Discussion & Analysis and Consolidated Financial Statements report which is available through SEDAR at *www.sedar.com* or the Company's website at *www.northwest.ca*

Consolidated Statements of Cash Flows

($ in thousands)	**52 Weeks Ended January 28, 2006**	52 Weeks Ended January 29, 2005
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the year	**$ 42,890**	$ 37,265
Non-cash items		
Amortization	**25,013**	23,905
Future income taxes	**2,780**	636
Amortization of deferred financing costs	**186**	186
(Gain) Loss on disposal of property and equipment	**(13)**	1,158
	70,856	63,150
Change in non-cash working capital	**9,865**	(13,698)
Change in other non-cash items	**(5,432)**	(527)
Operating activities	**75,289**	48,925
Investing Activities		
Purchase of property and equipment	**(24,833)**	(22,323)
Proceeds from disposal of property and equipment	**848**	694
Investing activities	**(23,985)**	(21,629)
Financing Activities		
Change in bank advances and short-term notes	**(4,899)**	1,885
Net purchase of units for unit purchase loan plan	**(5,536)**	(779)
Repayment of long-term debt	**(102)**	(4,486)
Distributions	**(30,317)**	(29,105)
Financing activities	**(40,854)**	(32,485)
NET CHANGE IN CASH	**10,450**	(5,189)
Cash, beginning of year	**11,438**	16,627
CASH, END OF YEAR	**$ 21,888**	$ 11,438
Supplemental disclosure of cash paid for:		
Interest expense	**$ 6,166**	$ 6,076
Income taxes	**$ 9,260**	$ 7,453

All financial data was summarized from and should be read in conjunction with the audited consolidated financial statements included in the Management's Discussion & Analysis and Consolidated Financial Statements report which is available through SEDAR at *www.sedar.com* or the Company's website at *www.northwest.ca*

Eleven-Year Financial Summary

Fiscal Year ($ in thousands)	**2005** **52 weeks**	2004 52 weeks	2003 53 weeks	2002 52 weeks	2001 52 weeks
Consolidated Statements of Earnings					
Sales—Canadian Operations	**$ 689,340**	$ 629,822	$ 615,661	$ 565,747	$ 532,349
Sales—Alaskan Operations	**160,313**	158,871	167,059	184,012	171,694
Sales—Total	**849,653**	788,693	782,720	749,759	704,043
Trading Profit (EBIUTDA)[1]—Canadian Operations	**70,561**	62,629	57,663	59,163	60,337
Trading Profit (EBIUTDA)[1]—Alaskan Operations	**14,941**	13,977	15,163	13,108	10,198
Trading Profit (EBIUTDA)[1]—Total Operations	**85,502**	76,606	72,826	72,271	70,535
Amortization—Canadian Operations	**21,103**	19,977	18,413	18,976	19,301
Amortization—Alaskan Operations	**3,910**	3,928	3,988	3,696	3,393
Amortization—Total	**25,013**	23,905	22,401	22,672	22,694
Unusual item	—	—	—	—	—
Interest	**6,120**	5,761	6,299	6,681	10,501
Income tax provision (recovery)	**11,479**	9,675	8,396	8,449	8,325
Net earnings (loss)	**42,890**	37,265	35,730	34,469	29,015
Cash flow from operations	**70,856**	63,150	58,886	59,184	55,773
Distributions/Dividends paid during the year	**30,317**	29,105	30,639	25,157	21,375
Cash flow from operations after distributions/dividends	**40,539**	34,045	28,247	34,027	34,398
Capital expenditures	**24,833**	22,323	33,273	20,128	20,427
Net change in cash	**10,450**	(5,189)	6,176	475	1,388
Consolidated Balance Sheets					
Current assets	**$ 218,742**	$ 208,188	$ 196,830	$ 209,900	$ 219,956
Property and equipment	**182,108**	186,104	192,395	188,194	194,025
Other assets	**17,306**	12,253	12,153	10,775	9,836
Future income taxes	**5,693**	7,932	8,222	9,322	9,358
Current liabilities	**95,467**	88,284	83,140	91,995	204,017
Long-term debt and other liabilities	**85,809**	89,908	97,982	106,812	9,634
Equity	**242,573**	236,285	228,478	219,384	219,524
Consolidated per Unit/Share ($)					
Net earnings (loss) before unusual item—basic	**$ 2.70**	$ 2.34	$ 2.24	$ 2.15	$ 1.95
Net earnings (loss)—diluted	**2.68**	2.32	2.22	2.14	1.95
Trading profit[2]	**5.38**	4.81	4.57	4.51	4.74
Cash flow from operations[2]	**4.46**	3.97	3.69	3.70	3.74
Distributions paid in cash during the year	**1.88**	1.80	1.90	1.56	1.46
Distributions paid in units during the year	**0.00**	0.00	0.00	0.00	0.00
Dividends paid in cash during the year	**0.00**	0.00	0.00	0.00	0.00
Cash flow from operations after cash distributions/dividends[2]	**2.58**	2.17	1.79	2.14	2.28
Equity at end of fiscal year (basic units outstanding)	**15.33**	14.86	14.34	13.76	13.61
Market price at January 31	**37.50**	30.65	23.63	20.70	17.20
Statistics at Year End					
Number of stores—Canadian	**164**	159	156	154	153
Number of stores—Alaskan	**27**	25	25	25	24
Selling square feet (000's) end of year—Canadian Stores	**1,157**	1,093	1,106	1,070	1,050
Selling square feet (000's) end of year—Alaskan Stores	**272**	255	254	245	244
Sales per average selling square foot—Canadian	**$ 613**	$ 573	$ 566	$ 534	$ 515
Sales per average selling square foot—Alaskan	**$ 608**	$ 624	$ 669	$ 752	$ 712
Number of employees—Canadian Operations	**5,175**	4,830	4,552	4,270	4,015
Number of employees—Alaskan Operations	**732**	692	736	657	690
Average units/shares outstanding (000's)	**15,898**	15,918	15,940	16,007	14,896
Units/Shares outstanding at end of fiscal year (000's)	**15,821**	15,900	15,933	15,948	16,126
Units/Shares traded during the year (000's)	**6,956**	7,393	7,207	7,617	4,776
Financial Ratios					
Trading profit[1] (%)	**10.1**	9.7	9.3	9.6	10.0
EBIUT[3] (%)	**7.1**	6.7	6.4	6.6	6.8
Total return on net assets before unusual item (%)	**16.6**	14.8	14.1	13.4	12.7
Return on average equity before unusual item (%)	**18.0**	16.2	16.0	15.8	14.9
Debt-to-equity	**.46:1**	.51:1	.56:1	.62:1	.69:1
Distributions/Dividends as % of cash flow from operations	**42.8**	46.1	52.1	42.5	38.3
Inventory turnover (times)	**4.6**	4.2	4.1	3.7	3.3

1 Earnings before interest, unusual item, taxes and amortization 2 Based on average basic units outstanding 3 Earnings before interest, unusual item and taxes

2000 52 weeks	1999 52 weeks	1998 52 weeks	1997 53 weeks	1996 52 weeks	1995 52 weeks	Fiscal Year ($ in thousands)
						Consolidated Statements of Earnings
$ 502,756	$ 478,508	$ 494,023	$ 497,997	$ 474,465	$ 470,306	Sales—Canadian Operations
156,276	147,961	135,095	118,713	116,118	121,728	Sales—Alaskan Operations
659,032	626,469	629,118	616,710	590,583	592,034	Sales—Total
54,534	51,075	55,736	53,478	57,198	47,451	Trading Profit (EBIUTDA)[1]—Canadian Operations
9,352	8,881	6,304	3,620	2,159	580	Trading Profit (EBIUTDA)[1]—Alaskan Operations
63,886	59,956	62,040	57,098	59,357	48,031	Trading Profit (EBIUTDA)[1]—Total Operations
18,568	17,287	16,739	15,525	14,181	12,535	Amortization—Canadian Operations
2,987	2,860	2,470	1,986	1,968	2,636	Amortization—Alaskan Operations
21,555	20,147	19,209	17,511	16,149	15,171	Amortization—Total
—	—	20,000	—	—	16,129	Unusual item
13,236	11,701	13,714	12,298	11,843	12,548	Interest
961	151	(7,028)	6,252	13,507	9,355	Income tax provision (recovery)
28,134	27,957	16,145	21,037	17,858	(5,172)	Net earnings (loss)
47,782	44,854	52,110	35,992	30,587	23,966	Cash flow from operations
21,446	21,600	18,750	8,925	6,094	6,466	Distributions/Dividends paid during the year
26,336	23,254	33,360	27,067	24,493	17,500	Cash flow from operations after distributions/dividends
19,133	22,777	18,328	28,818	22,994	29,745	Capital expenditures
(1,567)	(1,481)	1,260	6,967	(1,759)	(1,285)	Net change in cash
						Consolidated Balance Sheets
$ 192,250	$ 176,164	$ 174,137	$ 213,659	$ 184,836	$ 185,932	Current assets
194,448	195,429	197,310	198,074	184,268	179,651	Property and equipment
10,055	12,351	13,045	13,403	14,632	10,364	Other assets
19,212	3,593	2,919	(9,102)	(8,570)	(9,587)	Future income taxes
100,886	92,486	90,723	121,398	92,585	83,671	Current liabilities
124,106	125,146	132,571	134,476	135,228	142,736	Long-term debt and other liabilities
190,973	169,905	164,117	160,160	147,353	139,953	Equity
						Consolidated per Unit/Share ($)
$ 1.89	$ 1.86	$ 1.82	$ 1.40	$ 1.18	$ 0.68	Net earnings (loss) before unusual item—basic
1.89	1.86	1.08	1.40	1.18	(0.32)	Net earnings (loss)—diluted
4.29	4.00	4.14	3.81	3.93	2.99	Trading profit[2]
3.21	2.99	3.47	2.40	2.03	1.49	Cash flow from operations[2]
1.44	1.44	1.00	0.40	0.00	0.00	Distributions paid in cash during the year
0.00	0.00	0.25	0.00	0.00	0.00	Distributions paid in units during the year
0.00	0.00	0.00	0.20	0.40	0.40	Dividends paid in cash during the year
1.77	1.55	2.47	1.80	1.63	1.09	Cash flow from operations after cash distributions/dividends[2]
13.00	11.33	10.94	10.68	9.82	9.02	Equity at end of fiscal year (basic units outstanding)
13.00	12.00	15.60	14.00	11.00	8.00	Market price at January 31
						Statistics at Year End
153	153	151	163	160	161	Number of stores—Canadian
24	25	23	28	27	28	Number of stores—Alaskan
1,019	998	990	1,063	1,026	1,009	Selling square feet (000's) end of year—Canadian Stores
238	235	229	227	229	223	Selling square feet (000's) end of year—Alaskan Stores
$ 499	$ 481	$ 481	$ 477	$ 466	$ 467	Sales per average selling square foot—Canadian
$ 661	$ 638	$ 592	$ 520	$ 513	$ 545	Sales per average selling square foot—Alaskan
3,822	3,787	3,823	4,004	3,725	3,779	Number of employees—Canadian Operations
655	655	635	685	645	704	Number of employees—Alaskan Operations
14,875	15,000	15,000	15,000	15,095	16,040	Average units/shares outstanding (000's)
14,691	15,000	15,000	15,000	15,000	15,519	Units/Shares outstanding at end of fiscal year (000's)
4,843	2,795	4,606	6,195	6,862	5,873	Units/Shares traded during the year (000's)
						Financial Ratios
9.7	9.6	9.9	9.3	10.1	8.1	Trading profit[1] (%)
6.4	6.4	6.8	6.4	7.3	5.6	EBIUT[3] (%)
11.5	11.6	12.1	11.4	13.4	9.8	Total return on net assets before unusual item (%)
15.2	16.8	17.6	13.9	12.7	7.0	Return on average equity before unusual item (%)
.92:1	1.01:1	1.06:1	1.26:1	1.19:1	1.27:1	Debt-to-equity
44.9	48.2	36.0	24.8	19.9	27.0	Distributions/Dividends as % of cash flow from operations
3.3	3.4	3.1	3.0	3.0	2.8	Inventory turnover (times)

1 Earnings before interest, unusual item, taxes and amortization 2 Based on average basic units outstanding 3 Earnings before interest, unusual item and taxes

Unitholder Information

Quarterly History

Fiscal Year	Unit Price High	Unit Price Low	Unit Price Close	Volume	EPU *
2005	**$ 38.49**	**$ 26.65**	**$ 37.50**	**6,955,708**	**$ 2.68**
April 30, 2005	33.74	28.65	29.25	1,617,400	0.48
July 31, 2005	34.45	29.01	33.45	1,109,500	0.67
October 31, 2005	34.00	26.65	28.34	2,180,500	0.76
January 31, 2006	38.49	27.40	37.50	2,048,308	0.77
2004	**$ 31.74**	**$ 23.10**	**$ 30.65**	**7,392,594**	**$ 2.32**
April 30, 2004	25.25	23.20	23.30	2,712,528	0.40
July 31, 2004	26.34	23.10	23.61	1,607,521	0.58
October 31, 2004	27.00	23.50	26.60	1,443,974	0.68
January 31, 2005	31.74	26.21	30.65	1,628,571	0.66
2003	**$ 25.50**	**$ 20.87**	**$ 23.63**	**7,206,507**	**$ 2.22**
April 30, 2003	23.00	20.87	22.70	1,346,702	0.35
July 31, 2003	24.10	22.75	23.90	1,903,368	0.55
October 31, 2003	25.45	22.50	23.98	2,190,157	0.66
January 31, 2004	25.50	23.60	23.63	1,766,280	0.66

* Net earnings per unit on a diluted basis

Total Return Performance (% at January 31)

This chart illustrates the relative performance of units of North West Company Fund over the past five years. The index incorporates the reinvestment of dividends and income distributions.


450
360
270
180
90
0
2001
2002
2003
2004
2005
2006

	2001	2002	2003	2004	2005	2006	Compound Annual Growth (%)
NWF.UN ■	100	146	191	236	327	**425**	33.5
TSX Composite □	100	84	73	96	106	**140**	7.0
Consumer Durables Apparel Group □	100	117	153	142	133	**208**	15.8
Retailing Group □	100	105	107	133	164	**203**	15.2
Food/Staples Retailing Group ■	100	134	131	156	187	**180**	12.4

2006 Financial Calendar Reporting Dates

First Quarter: June 8, 2006
Second Quarter: September 7, 2006
Third Quarter: December 7, 2006
Fourth Quarter: March 15, 2007

North West Company Fund Distribution Dates

Record and Payable Date: March 31, 2006
Distributable Date: April 15, 2006

Record and Payable Date: June 30, 2006
Distributable Date: July 15, 2006

Record and Payable Date: September 30, 2006
Distributable Date: October 15, 2006

Record and Payable Date: December 31, 2006
Distributable Date: January 15, 2007

Annual and Special Meeting

The Annual and Special Meeting of Unitholders of North West Company Fund will be held on Thursday, June 8, 2006 at 11:30 am in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba.

Transfer Agent and Registrar

CIBC Mellon Trust Company
Calgary and Toronto
Toll-free: 1 800 387 0825
www.cibcmellon.ca

Stock Exchange Listing

The Toronto Stock Exchange

Stock Symbol NWF.UN

TIN #: T 17 685 782
CUSIP #: 662906-10-6

Number of units outstanding at fiscal year end on a diluted basis: 16,126,000
Average number of units outstanding in 2005 on a diluted basis: 16,126,000

Auditors

PricewaterhouseCoopers LLP

Bankers

The Toronto-Dominion Bank
Bank of Montreal

Corporate Governance

Complete disclosure of North West Company Fund's corporate governance is provided in the Company's Management Information Circular, which is available on the Canadian Securities Administrators' website at *www.sedar.com* or in the investor section of The North West Company's website at *www.northwest.ca*

Officers
The North West Company Inc.
NWC GP Inc.
The North West Company LP

Ian Sutherland
Chairman

Edward S. Kennedy
President & CEO

Léo P. Charrière
Executive Vice-President,
CFO & Secretary

Kenneth M. Claudel
Vice-President,
Logistics & Supply Chain Services

Gerald L. Mauthe
Vice-President,
Information Services

Scott A. McKay
Vice-President & General Manager,
Giant Tiger, West Store Division

Karen J. Milani
Vice-President,
Human Resources

Russell J. Zwanka
Executive Vice-President,
Food Procurement & Wholesaling

Officers and Directors
Principal Subsidiary Company
NWC (U.S.) Holdings Inc.
Principal Subsidiary Company of NWC (U.S.) Holdings Inc.
Alaska Commercial Company

Edward S. Kennedy[1,2]
Chairman & CEO

Rex A. Wilhelm[1,2]
President

Henry J. Baldwin II[2]
Vice-President,
Human Resources & Logistics

Léo P. Charrière[1,2]
CFO & Secretary

Robert S. Galosich[2]
Vice-President,
Wholesale Operations

Benjamin C. Piatt[2]
Vice-President,
Marketing

Walter E. Pickett[2]
Vice-President,
Store Operations

Reinhard Sedlacek[2]
Treasurer

1 Director 2 Officer

Trustees and Directors
North West Company Fund
The North West Company Inc.

Ian Sutherland

Edward S. Kennedy

David G. Broadhurst[2,4]

Frank J. Coleman[3,4]

Wendy F. Evans[2,3]

Robert J. Kennedy[1,3]

Gary J. Lukassen[2,3]

Keith G. Martell[1,2]

James G. Oborne[2,4]

H. Sanford Riley[1,3]

Committees
1 Corporate Governance & Nominating
2 Audit
3 Human Resources & Compensation
4 Pension

Leadership in Action Throughout this annual report, photographs of customers, communities and employees are shown. *Communities featured include* Anchorage, Bethel, Easterville, Ile a la Crosse, Iqaluit, Kangiqsujuaq, Kodiak, Kotzebue, Moosonee, Regina and Winnipeg.

Front Cover Gerald Favel, Easterville Northern Store Manager, is proud to serve customers like the Chartrand family. Charlie Senior and his wife Shawna are shown with their children Wendell, Charlize and Charlie Junior.

Design Circle
Editorial Services Blunn & Company Inc.
Principal Photography Ian McCausland
Printed in Canada on recyclable paper

For additional copies of this report or for general information about the Fund or the Company, contact Reinhard Sedlacek, Assistant Corporate Secretary:

The North West Company Inc.
Gibraltar House, 77 Main Street
Winnipeg, Manitoba Canada R3C 2R1
T 204 934 1525 F 204 934 1455
Toll-free 1 800 563 0002
rsedlacek@northwest.ca
www.northwest.ca

Imagine Caring Company Une entreprise généreuse

Visit the investor section for more information...

www.northwest.ca


BLACK
PLUMS

The North West Company is a leading retailer of food and everyday products and services to rural communities and urban neighbourhoods across Canada and Alaska.

Our purpose is to enhance lives by offering shopping choices that are convenient, dependable and lifestyle driven.

EXEMPTION NUMBER 82-34737

NORTH WEST COMPANY FUND

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the 2006 Annual and Special Meeting (the "Meeting") of holders of trust units ("Unitholders") of NORTH WEST COMPANY FUND (the "Fund") will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba, on Thursday, June 8, 2006, at 11:30 a.m. (Winnipeg time), for the following purposes:

1. to receive and consider the consolidated financial statements of the Fund for the period ended January 28, 2006, and the auditor's report thereon;

2. to elect the trustees (the "Trustees") of the Fund for the ensuing year;

3. to direct the Trustees to elect the directors (the "Directors") of the North West Company Inc. (the "Company") for the ensuing year;

4. to appoint PricewaterhouseCoopers LLP as auditors of the Fund and the Company for the ensuing year and to authorize the Trustees and Directors to fix the remuneration of the auditors;

5. to consider, and if deemed advisable, to pass, with or without variation, a special resolution of the Fund, the full text of which is set forth in the accompanying management information circular of the Fund dated April 21, 2006 (the "Information Circular"), approving a proposed internal reorganization of the Fund and its affiliates and certain related amendments to the Fund's declaration of trust;

6. to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying Information Circular, approving a deferred unit plan for the Fund; and

7. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Information relating to items 2 through 6 above is set forth in the accompanying Information Circular dated April 21, 2006. Unitholders who are unable to attend in person are requested to date and sign the enclosed proxy and to mail it or deposit it with the Fund at 77 Main Street, Winnipeg, Manitoba R3C 2R1. In order to be valid and acted upon at the Meeting, proxies must be returned to the above address at any time up to 4:00 p.m. on the last business day preceding the Meeting, or any adjournment thereof, at which the proxy is to be used.

The Trustees have fixed the close of business on April 21, 2006 (the "Record Date") as the record date for the purpose of determining Unitholders entitled to receive notice of, and to attend and vote at, the Meeting. Only persons registered as Unitholders on the books of the Fund as of the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting.

DATED at Winnipeg, this 21st day of April 2006.

By order of the Board of Trustees
of North West Company Fund

"LÉO CHARRIÈRE"

LÉO CHARRIÈRE
Executive Vice-President, Chief Financial Officer
& Secretary

NORTH WEST COMPANY FUND

ANNUAL INFORMATION FORM

Year Ended January 28, 2006

April 21, 2006

TABLE OF CONTENTS

TABLE OF CONTENTS – CONTINUED

FORWARD LOOKING STATEMENTS

Certain statements in this Annual Information Form are "forward looking statements" which reflect management's expectations regarding the North West Company Fund (the "Fund" or "NWF") and/or The North West Company Inc.'s (the "Company" or "NWC") future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. The Fund's Annual Report for the financial year ended January 28, 2006 including the Management's Discussion & Analysis (MD&A), also contain certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities it serves and with its suppliers, pricing pressure and other competitive factors, the availability and cost of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business, the availability and terms of financing and the treatment of income trusts for taxation purposes. See "Risk Factors" below. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

NORTH WEST COMPANY FUND

General

The full name of the Fund is "North West Company Fund". The Fund is an unincorporated, open-ended mutual fund trust established under the laws of the Province of Manitoba, on January 31, 1997, pursuant to a Declaration of Trust (the "Declaration of Trust") dated January 31, 1997, (as amended on March 2, 1997, June 4, 1998, February 25, 2003 and June 9, 2005). The principal head office of the Fund is located at Gibraltar House, 77 Main Street, Winnipeg, Manitoba R3C 2R1.

The Fund is a limited purpose trust, the principle activities of which include investing in such securities as may be approved from time to time by the Trustees of the Fund (the "Trustees') including any securities of the Company or its affiliates, and to the extent possible, to make distributions to holders ("unitholders") of trust units of the Fund (the "Units") of distributions or payments made to the Fund.

At January 28, 2006, the Fund held 1,000 Common Shares in the capital stock of the Company (the "Common Shares") representing 100% of the shares of the Company and principal amount of $175,000,000 unsecured, subordinated promissory notes of the Company due December 31, 2027 (the "Subordinated Notes") and $30,000,000 in notes receivable due December 31, 2031(the "Notes Receivable") representing all of the outstanding securities of the Company. The Fund intends to complete an internal reorganization by the end of April 2006 (which does not require Unitholder approval) and is proposing a further reorganization and certain amendments to its Declaration of Trust, subject to, among other things, receipt of a favourable advance tax ruling from Canada Revenue Agency and receipt of Unitholder approval at its 2006 Annual and Special Meeting to be held on June 8, 2006. See "North West Company Fund Reorganization" below.

Structure of the Fund

The following chart illustrates the organizational structure (including jurisdiction of organization or incorporation as the case may be) and the relationship between the Fund and the Company as at January 28, 2006.

Fund Structure as at January 28, 2006


Unitholders
North West Company
Fund
(Manitoba)
Common Shares
Subordinated
Notes
Senior
Notes
The North West Company Inc.
(Canada)
Common Shares
NWC (U.S.)
Holdings Inc.
(Delaware)
Tora Western
Canada Limited
(Canada)
Common Shares
Alaska
Commercial
Company
(Alaska)
Common Shares
NWC
Services
Inc.
(Delaware)
Preferred
Shares

North West Company Fund Reorganization

Background

On December 8, 2005, the Trustees of the Fund and the Directors of the Company approved a two step plan to restructure the business of the Company, Tora Western Canada Limited (Giant Tiger) and Tora Saskatchewan Limited (Giant Tiger) to enable the Fund to increase profitability, to grow its business operations and meet its long term debt commitments and to allow for further growth in distributions to its unitholders.

The first step provides for, among other things, the transfer of the northern Canada store assets and most of the Giant Tiger store assets to The North West Company LP.

Step 1 – Reorganization (See Diagram 1 below)

The first step of the restructuring plan is expected to be implemented by the end of April 2006.

The simplified structure at the end of Step 1 will be as follows:

1. The Fund is a mutual fund trust whose units are publicly listed and traded.

2. Among the Fund's assets will be the shares and subordinated notes (the "Notes") of the Company, a corporation that carries on business throughout Canada and Alaska through its direct and indirect subsidiaries, including The North West Company LP (described below).

3. The Company will be a limited partner of The North West Company LP, a limited partnership formed under the laws of Manitoba ("NWCLP"). NWCLP will operate most of the Canadian business of the Company. The Company will also have wholly-owned subsidiaries; the key subsidiaries will be Tora Western Canada Limited ("Tora Canada") and NWC (US) Holdings Inc. ("NWCUS"), the parent company for the U.S. operations. Tora Canada will also be a limited partner of NWCLP.

4. The Fund will also be the sole holder of units in a commercial trust named The NWC Trust ("NWC Trust") via a nominal equity investment and will hold a $30 million note payable by NWC Trust to the Fund. NWC Trust will also be a limited partner in NWCLP.

5. The Fund has also formed NWC GP Inc. ("NWCGP") as a direct subsidiary. NWCGP will act as the general partner of NWCLP.

6. NWCLP is an operating partnership that has issued three classes of units, Class A units or "common" units, Class B units or "preferred" units and Class C units. The limited partners of NWCLP are: the Company and Tora Canada, and NWC Trust and the general partner is NWCGP which holds a nominal interest.


DIAGRAM 1
POST STEP 1
REORGANIZATION
STRUCTURE
Unitholders
North West Company Fund
NOTE
NOTES
Senior Notes
NWC Trust
The North West Company Inc.
Preferred Shares
NWC GP Inc.
Tora Western Canada Limited
NWC (U.S). Holdings Inc.
The North West Company LP
NWC Services Inc.
Alaska Commercial Company
Canadian Business

The Step 1 Reorganization will be entirely internal and does not involve any amendments to the Fund's Declaration of Trust. Accordingly, approval from the unitholders is not required.

Step 2 - Restructuring (See Diagram 2 below)

The objective of Step 2 of the Restructuring is to complete the reorganization of the current organizational structure of the Fund and its subsidiaries into a structure that (a) is suited to the profitable, expansionary stage that has been reached by the business carried on by the Company and other entities in which the Fund holds investments (the "Business"), and (b) satisfies unitholder expectations regarding returns on their investment in the Fund. Due to the success of the Business, the Fund expects in the near future to have excess funds available to fund additional strategic investments. In order to maximize cash distributions to unitholders, the Fund anticipates making such investments through NWC Trust. Maintaining both a new trust and the existing holding corporation (i.e. the Company) would, however, result in unnecessary administrative cost and effort. Consequently, the Fund's business purposes would best be met by replacing the current holding corporation structure with a trust-on-trust structure.

The Fund will apply to the Canada Revenue Agency ("CRA") for an advance income tax ruling (the "Ruling") confirming the anticipated tax effects of Step 2 of the Restructuring. The Company's advisors have indicated that it may take from six to twelve months to receive a response from CRA to the request for the Ruling. If obtained, the Ruling will confirm that the Restructuring will occur on a tax deferred rollover basis for: (i) the Fund (ii) its subsidiaries and affiliates, and (iii) the Holders of Units resident in Canada. See "Certain Canadian Federal Income Tax Considerations – Tax Considerations Applicable to the Restructuring" on page 10 of this Annual Information Form.

The following is a summary of the principal steps required to effect Step 2 Restructuring.

1. A new corporation ("MFC") will be formed under the Canada Business Corporations Act (the "CBCA"). The charter documents of MFC will state that its only undertaking will be the activities described in subparagraphs (i), (ii) and (iii) of paragraph 131(8)(b) of the *Income Tax Act* (Canada) (the "Act"). The authorized capital of MFC will consist of three classes of shares, namely Common shares, Class A shares and Class B shares.

2. Following the incorporation of MFC, the Fund will subscribe for 1,000 Common shares for a cash payment of $1,000.

3. The Fund's Declaration of Trust will be amended to permit the issuance of a second class of Units to be designated as "Special Units", which will be identical to the existing Units in all but one respect. The Declaration of Trust currently provides that a unitholder who tenders Units for redemption in one month is entitled to be paid the redemption price (i) on the last day of the following month if the redemption price is paid *in specie*, and (ii) on or before the last day of the month following the month in which the tender occurred if the redemption price is paid in cash. The Special Units instead will be redeemed within two days of the demand for redemption.

4. The Fund's Declaration of Trust will also be amended in respect of *in specie* redemption rights. Under certain circumstances the Unit redemption price may be paid in certain shares of the Company or Company Notes. Since those securities will cease to exist as a result of these transactions, the *in specie* redemption provision of the Fund's Declaration of Trust will need to be amended to provide that in the event that the redemption price is to be paid *in specie*, then each Unit tendered for redemption shall be redeemed by way of a distribution *in specie* of Series 1 Notes issued by NWC Trust.

5. The Company will be replaced by NWC GP as the Fund's administrator.

6. In addition, certain other amendments may be made at the same time to the Fund's Declaration of Trust that are unrelated to these transactions and that amount to general "housekeeping" or "cleanup" matters.

7. Modifications to the amendments to the Fund's Declaration of Trust described in this section entitled "Step 2 Requirements" may be required to be made as a result of the content of the Ruling.

8. Tora Regina (Tower) Limited ("Tora Regina") will become a limited partner in NWC LP and transfer its assets and business to NWC LP.

9. The Company will form a new wholly-owned corporate subsidiary under the CBCA ("NW Holdco"). The Company will transfer its shares in NWC (US) Holdings Inc. (the parent company for the U.S. operations), Preferred shares of NWC Services Inc. to NW Holdco solely in exchange for Common shares. The Company, in its capacity as transferor, and NW Holdco, in its capacity as transferee, will jointly elect under subsection 85(1) of the Act, in prescribed form and within the time determined under subsection 85(6) or 85(7) of the Act, with respect to such transfer. The elected amount for purposes of the election for each property transferred will be within the limits prescribed by paragraphs 85(1)(c) and (c.1) of the Act.

10. The Company will transfer the Class C units it holds in NWC LP to NWC GP in exchange for a bare assumption by NWC GP of the senior indebtedness of the Company to third party creditors (the "Senior Notes") such that the Senior Notes are not novated under law.

11. The Fund will subscribe for that number of Class A shares of MFC as is equal to the number of its issued and outstanding Units in consideration for a cash payment of $0.01 per Class A share (the

"Class A Share Subscription Proceeds"). Based on the number of Units currently issued and outstanding, the total subscription price payable by the Fund would be $161,260.

12. The Fund will undertake a return of capital in respect of its Units held by unitholders who are not "designated beneficiaries" (as defined in the Act; and which term includes generally non-residents of Canada and certain tax-exempt entities), by distributing one Class A share of MFC per Unit held by each such unitholder.

    At the time that the Fund distributes the Class A shares of MFC, there will be at least 150 holders of Class A shares, each of which holds Class A shares having an aggregate fair market value of not less than $500 because the Fund will have at least 150 unitholders each of which holds at least 50,000 Units. The distribution of the Class A shares to the unitholders will comply with provincial securities legislation and regulation.

13. The Fund and MFC will enter into an agreement of purchase and sale under which the Fund will transfer the Common shares of the Company and the Company Notes to MFC for an aggregate purchase price equal to the respective fair market value of each property so transferred. MFC will satisfy the purchase price by issuing to the Fund 1,000,000 Class B shares. The Class B Redemption Amount will be established by reference to the aggregate fair market value of the Common shares of the Company and the Company Notes at that time, which will be based on the trading value of the Units prior to the time of the transfer to MFC. The Fund and MFC will jointly elect under subsection 85(1) of the Act, in prescribed form and within the time determined under subsection 85(6) or 85(7) of the Act, with respect to the transfer of the Common shares of the Company and the Company Notes. The elected amount for purposes of the election for each property transferred will be within the limits prescribed by paragraphs 85(1)(c) and (c.1) of the Act.

14. MFC, the Company, Tora Canada and Tora Regina will undertake a vertical short-form amalgamation to form one corporation (referred to herein as "Amalco"), which amalgamation will be governed by the provisions of section 87 of the Act including subsection 87(1.1).

    The charter documents of Amalco will state that its only undertaking will be the activities described in subparagraphs (i), (ii) and (iii) of paragraph 131(8)(b) of the Act.

15. Amalco will transfer the Class A and Class B NWC LP units, all of the issued and outstanding shares of NW Holdco and the Class A Share Subscription Proceeds (collectively, the "NW Properties") to the Fund solely in exchange for:

    (a) that number of Units having an aggregate fair market value equal to the sum of the aggregate redemption amount of the Class A shares, and

    (b) that number of Special Units having an aggregate fair market value equal to the Class B Redemption Amount.

    Subsequent to this transfer, Amalco will not have any property other than (i) the $1,000 of cash subscription proceeds received by MFC (a predecessor of Amalco) on the issuance of the Common shares, (ii) the cash that had remained in the Company, Tora Canada and Tora Regina (predecessors of Amalco) to cover any liabilities that cannot be assumed, such as tax liabilities, and (iii) the Units and Special Units it received (referred to above). The Fund and Amalco will jointly file an election in prescribed form and within the prescribed time in respect of the transfer pursuant to paragraph (c) of the definition of "qualifying exchange" in subsection 132.2(2) of the Act.[1] No election will be filed in respect of the transfer pursuant to Clause 132.2(1)(c)(ii)(B) of the Act.[2]

---

[1] If the amendments to section 132.2 proposed by the July 18, 2005 Draft Amendments are enacted as drafted, the election will be that prescribed by paragraph (c) of the definition of "qualifying exchange" in subsection 132.2(1).

[2] Nor pursuant to clause 132.2(4)(b)(ii)(B) if section 132.2 is amended as proposed by the July 18, 2005 Draft Amendments.

16. Amalco will redeem all the outstanding Class A shares and pay the redemption price with Units, and all the outstanding Class B shares and pay the redemption price with Special Units, in each case as such Units and Special Units were acquired by Amalco in the immediately preceding transaction. The Special Units received by the Fund on the redemption of the Class B shares will be immediately cancelled and, consequently, no Special Units will remain outstanding. No consideration other than Units will be received by the unitholders on the redemption of the Class A shares. No consideration other than Special Units will be received by the Fund on the redemption of the Class B shares.

17. The outstanding Units will be consolidated on a basis such that the number of Units outstanding following such consolidation will be equal to the number of Units that were outstanding immediately before the Restructuring.

18. The Fund will then transfer to NWC Trust, in exchange for 999 additional NWC Trust units, the NW Properties that the Fund received from Amalco in the transaction described in Step 15 (except the Shares of NW Holdco). The Fund will not make the election in subparagraph 107.4(3)(a)(i) of the Act. Following this transfer, the Fund will continue to directly own 100% of the NWC Trust units and will indirectly own 100% of the partnership interests of NWC LP. None of the limited partnership interests of NWC LP transferred by the Fund to NWC Trust will be used to fund a distribution by NWC Trust.

19. Series 1 Notes will be reserved by NWC Trust to be issued exclusively as full or partial payment of the redemption price of NWC Trust units. The Series 1 Notes issued by NWC Trust to the Fund would, in turn, be distributed by the Fund in satisfaction of the redemption price of Units in the event in which a unitholder is entitled to *in specie* redemption.

20. Amalco will be amalgamated with NWC GP.

The structure following the proposed restructuring is shown in the diagram below entitled "Diagram 2 – Post-Restructuring".


DIAGRAM 2
STEP 2
POST-RESTRUCTURING
Unitholders
North West Company Fund
Senior Notes
NWC Trust
NWC GP
NWC Holdings Inc.
Partnership Notes
GP
NWC LP
NWC (U.S.) Holdings Inc.
Preferred Shares
Business Assets
Alaska Commercial Company
NWC Services Inc.

As noted above, the completion of the Restructuring is contingent on the receipt of a favourable tax ruling from the CRA and approvals from the Board of Trustees of the Fund, approvals from the Board of Directors of the Company and the approval of the unitholders of certain amendments to the Declaration of Trust.

Also, certain aspects of the Restructuring will require several approvals and consents, some or all of which may not be obtainable and some of which, if not obtainable, may preclude or constrain the Restructuring. For example, approvals or consents may be required from bankers and other third parties.

Notwithstanding that the special resolution referred to below may be passed by the unitholders of the Fund at the Meeting, the Trustees may, in their sole discretion, elect not to proceed with the Restructuring or the amendments to the Fund Declaration of Trust.

Subject to obtaining the Ruling and the required approvals and consents referred to above and those determined to be necessary or advisable in connection with the Restructuring, the Fund presently plans to effect the Restructuring during calendar 2006 or calendar 2007.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, special counsel to the Fund and its affiliates in connection with the Restructuring, the following summary fairly describes, as of the date of this Information Circular, the principal Canadian federal income tax considerations relating to the Restructuring pursuant to the *Income Tax Act* (Canada) ("Tax Act") generally applicable to a unitholder who, at all relevant times and for the purposes of the Tax Act, holds Units as capital property and who deals at arm's length, and is not affiliated, with the Fund or its affiliates. Generally, Units will constitute capital property to a holder thereof unless such Units are held in the course of carrying on a business of buying and selling securities or have been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain unitholders whose Units might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Units deemed to be capital property. Unitholders who do not hold their Units as capital property should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a unitholder that is a "financial institution" or a "specified financial institution" or a unitholder with an interest in which would be a "tax shelter investment", as defined in the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "Regulations") and counsel's understanding, based on publicly available published materials, of the current administrative practices of the CRA, all in effect as of the date of this Information Circular. This summary takes into account all specific proposals to amend the Tax Act and the Regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, (the "Proposals"), and assumes that such Proposals will be enacted as proposed, but no assurance can be given that this will be the case. This summary does not otherwise take into account or anticipate any changes in the law or administrative practice, whether by judicial, regulatory or legislative action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations applicable to unitholders. This summary is not intended to be, and should not be construed to be, legal, business or tax advice to any particular unitholder and no representation with respect to the tax consequences to any particular unitholder are made. Unitholders should consult their own tax advisors to determine the tax consequences to them of the Restructuring having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Tax Considerations Applicable to the Restructuring

The Fund and its Subsidiaries & Affiliates

None of the Fund or any of its subsidiaries or affiliates will be required to include in its income any material amount as a result of the Restructuring.

Unitholders Resident in Canada

The following portion of the summary is applicable to unitholders who at all relevant times are, or are deemed to be, resident in Canada for the purposes of the Tax Act and any applicable tax treaty or convention.

Participation of Unitholders in the Restructuring

Unitholders will not be required to include in computing income for the year the nominal value of the Class A shares of MFC received from the Fund as a return of capital. A unitholder will be required to reduce the adjusted cost base of his Units by the amount of the return of capital. To the extent that the adjusted cost base of a Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain and the adjusted cost base of the Unit to the unitholder will then be nil. The cost to a unitholder of a Class A share of MFC distributed to such holder will be equal to the fair market value of such share at the time of the distribution.

A unitholder holding Class A shares of Amalco will not be considered to have received a dividend and will not realize a capital gain or a capital loss as a result of the receipt of Units of the Fund on the redemption of such shares. The cost to a unitholder of Units of the Fund received by such holder on the redemption will be equal to the cost amount of the redeemed Class A shares to the holder immediately prior to the redemption. The cost of these Units will be required to be averaged with the adjusted cost base of all other Units held by the unitholder as capital property immediately before the acquisition in order to determine the adjusted cost base of each Unit.

The consolidation of Units of the Fund occurring as part of the Restructuring will not be considered to result in a disposition of Units by unitholders. The aggregate adjusted cost base of Units owned by a unitholder after the Restructuring will be equal to the aggregate adjusted cost base of the Units owned by the unitholder immediately prior to the Restructuring.

Eligibility for Investment

The Class A shares of MFC and Amalco will be qualified investments for purposes of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (collectively, "Deferred Income Plans") and registered education savings plans ("RESPs").

Provided the Fund is a mutual fund trust within the meaning of the Tax Act, the Units will be qualified investments for Deferred Income Plans and RESPs. If the Fund ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments for such plans. Any Series 1 Notes received upon the redemption of Units may not be qualified investments for Deferred Income Plans and RESPs, and this could give rise to adverse consequences to such plans or the annuitants under such plans. Accordingly, Deferred Income Plans and RESPs that own Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Units.

Tax Considerations Following the Restructuring

Status of the Fund

Mutual Fund Trust

This summary is based on the assumption that the Fund qualifies, and will continue to qualify, as a "mutual fund trust" as defined in the Tax Act. If the Fund were not to qualify as a mutual fund trust, the income tax considerations described in this summary (including the summary of the tax considerations applicable to the Restructuring) would, in some respects, be materially different.

Taxation of the Fund

The taxation year-end of the Fund is December 31 of each year. In each taxation year, the Fund is subject to tax under Part I of the Tax Act on its income for tax purposes for the year, including net realized taxable capital gains, computed in accordance with the Tax Act, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to unitholders. An amount will be considered to be payable to a unitholder in a taxation year if it is paid to the unitholder in the year by the Fund or if the unitholder is entitled in that year to enforce payment of the amount.

Income Inclusion

The Fund will include in its income for each taxation year such amount of NWC Trust's income for tax purposes, including net taxable capital gains, as is paid or becomes payable to the Fund in the year in respect of the NWC Trust Units and all interest on the NWC Trust Notes that accrues to the Fund to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. The Fund will not be subject to tax on any amount received as a payment of principal in respect of the NWC Trust Notes or any amount received as a return of capital from NWC Trust (provided that the capital returned, if any, does not exceed the cost amount of the NWC Trust Units held by the Fund).

A distribution by the Fund of its property upon a redemption of Units will be treated as a disposition by the Fund of the property so distributed for proceeds of disposition equal to their fair market value. The Fund's proceeds of disposition of NWC Trust Notes will be reduced by any accrued but unpaid interest in respect thereof, which interest will generally be included in the Fund's income in the year of disposition to the extent that it was not included in the Fund's income in a previous year. The Fund will realize a capital gain (or a capital loss) to the extent that the proceeds of disposition exceed (or are less than) the adjusted cost base of the relevant property and any reasonable costs of disposition. The Fund currently intends to treat as payable to and designate to a redeeming unitholder any capital gain realized by the Fund as a result of the distribution of such property to the unitholder.

Income Deduction

In computing its income for purposes of the Tax Act, the Fund may deduct reasonable administrative costs, interest and other expenses incurred by it for the purpose of earning income. The Fund may also deduct from its income for the year a portion of the expenses incurred by it in connection with the issuance of Units. The portion of such issue expenses deductible by the Fund in a taxation year is 20% of such issue expenses.

Counsel has been advised that the Fund intends to make distributions in each year that are not less than its income for purposes of the Tax Act, including net realized taxable capital gains, so that the Fund will generally not be liable in such year for income tax under Part I of the Tax Act. Income of the Fund that is used to fund redemptions of Units for cash or is otherwise unavailable for distribution in cash will be paid to Unitholders in the form of additional Units. Income of the Fund payable to unitholders, whether in cash, additional Units or otherwise, will generally be deductible by the Fund in computing its taxable income. Losses incurred by the Fund cannot be allocated to unitholders, but may be deducted by the Fund in future years in accordance with the Tax Act.

In the event the Fund is otherwise liable for tax on its net realized taxable capital gains for a taxation year, it will be entitled for such taxation year to reduce (or receive a refund in respect of) its liability for such tax by an amount determined under the Tax Act based on the redemption of Units during the year (the "Capital Gains Refund"). In certain circumstances, the Capital Gains Refund in a particular taxation year may not completely offset the Fund's tax liability for such taxation year arising as a result of the distribution of Trust Notes in connection with the redemption of Units. Thus, the Declaration of Trust provides, and the Amended Fund Declaration of Trust will provide, that any capital gains realized by the Fund as a result of such redemption may be allocated to the unitholders redeeming their Units. The taxable portion of such capital gains must be included in the income of the redeeming unitholder.

Taxation of NWC Trust

NWC Trust will be taxable on its income determined under the Tax Act for each taxation year (which will be the calendar year), which will include its allocated share of the income of NWC LP for its fiscal period ending on or before the year-end of the NWC Trust, except to the extent such income is paid or payable in such year to the Fund and is deducted by the NWC Trust in computing its income for tax purposes. The NWC Trust will generally be entitled to deduct its expenses incurred to earn such income provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. Under the NWC Trust Declaration of Trust, all of the income of the NWC Trust for each year, together with the taxable and non-taxable portion of any capital gains realized by the NWC Trust in the year, will generally be payable in the year to the Fund and will generally be deductible by the NWC Trust in computing its taxable income. As a result, Counsel has been advised that the Fund does not expect the NWC Trust to be liable for any material amount of tax under Part I of the Tax Act.

Taxation of NWC LP

NWC LP will not be subject to tax under the Tax Act. Each partner of NWC LP, including the NWC Trust, will be required to include in computing the partner's income for a particular taxation year the partner's share of the income or loss of NWC LP, as the case may be, for its fiscal year ending in, or coincidentally with, the partner's taxation year, whether or not any of that income is distributed to the partner in the taxation year. For this purpose, the income or loss of NWC LP will be computed for each fiscal year as if NWC LP was a separate person resident in Canada. In computing the income or loss of NWC LP, deductions may be claimed in respect of its administrative and other expenses incurred to earn income from its business or investments. The income or loss of NWC LP for a fiscal year will be allocated to the partners of NWC LP, including the NWC Trust, on the basis of their respective share of that income or loss subject to the detailed rules in the Tax Act in that regard.

Each partner of NWC LP will be deemed to realize a capital gain to the extent the adjusted cost base of its partnership units is negative at the end of a fiscal year.

If NWC LP incurs losses for tax purposes, NWC Trust will be entitled to deduct in the computation of its income for tax purposes its share of any such losses for any fiscal year to the extent that NWC Trust's investment is "at risk" within the meaning of the Tax Act. In general, the amount "at risk" for an investor in a partnership for any taxation year will be the adjusted cost base of the investor's partnership interest at the end of the year, plus any undistributed income allocated to the limited partner for the year, less any amount owing by the limited partner (or a person with whom the limited partner does not deal at arm's length) to NWC LP (or to a person with whom NWC LP does not deal at arm's length) and less the amount of any benefit that a limited partner (or a person with whom the limited partner does not deal at arm's length) is entitled to receive or obtain for the purpose of reducing, in whole or in part, any loss of the limited partner from the investment.

Taxation of Unitholders

Fund Distributions

A unitholder will generally be required to include in income for a particular taxation year the portion of the net income for tax purposes of the Fund for a taxation year, including net realized taxable capital gains, that is paid or payable to the unitholder in the particular taxation year, whether the amount is received in cash, additional Units or otherwise.

The non-taxable portion of any net realized capital gains of the Fund that is paid or payable to a unitholder in a taxation year will not be included in computing the unitholder's income for the year. Any other amount in excess of the net income of the Fund that is paid or payable to a unitholder in that year (other than as proceeds in respect of the redemption of Units) will not generally be included in the unitholder's income for the year, but will reduce the adjusted cost base of the Units by that amount. To the extent the adjusted cost base of a Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain realized by the unitholder from the disposition of the Unit and will be added to the adjusted cost base of the Unit so that the adjusted cost base will be nil. The taxation of capital gains is described below.

Disposition of Units

On a disposition or deemed disposition of a Unit, the unitholder will realize a capital gain (or a capital loss) equal to the amount by which the unitholder's proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Unit to the unitholder and any reasonable costs of disposition. Proceeds of disposition will not include an amount that is otherwise required to be included in the unitholder's income. The taxation of capital gains and capital losses is described below.

For the purpose of determining the adjusted cost base to a unitholder of Units, when a Unit is acquired, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the unitholder as capital property immediately before that time.

Where Units are redeemed by the distribution of Series 1 Notes to the unitholder, the proceeds of disposition to the unitholder of the Units will be equal to the fair market value of the property so distributed less any income or capital gain realized by the Fund as a result of the redemption of such Units which is designated by the Fund to the unitholder. Where income or capital gain realized by the Fund as a result of the distribution of NWC Trust Notes on a redemption of Units is made payable and designated by the Fund to a redeeming Unitholder, the unitholder will be required to include in income the income or taxable portion of the capital gain so designated.

The redeeming unitholder will be required to include in income, interest on any Series 1 Notes acquired, (including interest that accrued prior to the date of the acquisition of such debt by the unitholder that is designated as income to the unitholder by the Fund), if any, in accordance with the provisions of the Tax Act.

The cost of any NWC Trust Notes distributed by the Fund to a unitholder upon a redemption of Units will be equal to the fair market value of the NWC Trust Notes at the time of the distribution less any accrued interest thereon. The unitholder will thereafter be required to include in income interest on the NWC Trust Notes, if any, in accordance with the provisions of the Tax Act. To the extent that the unitholder is required to include in income interest accrued on the NWC Trust Notes to the date of acquisition, an offsetting deduction may be available. Unitholders are advised to consult their own tax advisors prior to exercising their redemption rights.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain realized by a unitholder and the amount of any net taxable capital gain designated by the Fund in respect of a unitholder will be included in the unitholder's income as a taxable capital gain. One-half of any capital loss realized by a unitholder in excess of capital gains in a particular year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

Where a unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the unitholder's capital loss from the disposition will generally be reduced by the amount of any dividends, previously designated by the Fund to the unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by those dividends. Analogous rules apply where a corporation or a trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

In general terms, net income of the Fund paid or payable to a unitholder that is an individual or a trust that is designated as taxable dividends or capital gains, and capital gains realized on the disposition of Units, may increase the unitholder's liability for minimum tax.

Unitholders Not Resident in Canada

The following portion of the summary is generally applicable to unitholders who, for purposes of the Tax Act and any applicable tax treaty or convention, are not, and are not deemed to be, resident in Canada and whose Units are not taxable Canadian property (as defined in the Tax Act and the Tax Proposals). Generally, such Units will not be taxable Canadian property provided that the Fund is a mutual fund trust at the time of a disposition of such Units, and such unitholder does not use or hold, and is not deemed to use or hold, such Units in connection with carrying on a business in Canada and such unitholder has not, either alone or in combination with persons with whom such unitholder does not deal at arm's length, owned (or had an option to acquire) 25% or more of the issued Units of the Fund any time within 60 months preceding the date of disposition, and provided the unitholder is not carrying on an insurance business in Canada or elsewhere.

Participation in the Restructuring

Generally, a unitholder who is not resident in Canada will not participate in the Restructuring and hence will have no tax consequences.

Tax Considerations Following the Restructuring

Where the Fund makes distributions to a non-resident unitholder, the same considerations as those discussed above with respect to a unitholder who is resident in Canada will generally apply, except that any distribution of income (excluding capital gains) paid or credited by the Fund to a non-resident unitholder, including any income or accrued interest arising in connection with a redemption of Units, will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable tax treaty or convention. As discussed above, distributions of trust capital paid or credited by the Fund to a non-resident Unitholder will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 15%. In addition, interest paid to a non-resident unitholder on the Series 1 Notes will be subject to Canadian withholding tax at a rate of 25%, subject to reduction under an applicable treaty or tax convention.

SUMMARY OF THE DECLARATION OF TRUST

The following is a summary of certain material attributes and characteristics of the Units and provisions of the Declaration of Trust, a copy of which is available upon request from the Secretary of the Fund. This summary does not purport to be complete.

Activities of the Fund

The Fund does not conduct an active business but rather distributes to the Unitholders the income (net of expenses) it receives from the Company and its other affiliates. The Declaration of Trust limits the activities of the Fund to:

(a) investing in such securities as may be approved from time to time by the Trustees, including any securities of the Company or its affiliates, provided that the Trustees may not invest in any security, asset, or investment which is defined as "foreign property" or is a "small business security" under the *Income Tax Act* (Canada) (the "Tax Act");

(b) disposing of any part of the assets of the Fund;

(c) temporarily holding cash and investments for the purpose of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units and making distributions to holders of the Units (the "unitholders"); and

(d) undertaking such other business and activities as shall be approved by the Trustees from time to time provided that such business or activity does not result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Declaration of Trust may be amended or altered from time to time by at least 66 2/3% of the votes cast at a meeting of the unitholders called for such purpose.

The Trustees may, without the approval of the unitholders, make certain amendments to the Declaration of Trust, including amendments:

(a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental or other authority having jurisdiction over the Trustees or over the Fund;

(b) which, in the opinion of the Trustees, provide additional protection for the unitholders;

(c) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the unitholders; and

(d) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws.

Description of Units

An unlimited number of Units may be created and issued pursuant to the Declaration of Trust. As of April 21, 2006 there were 16,126,000 Units issued and outstanding including Units held by management under the Unit Purchase Loan Plan. Each Unit represents an equal fractional undivided beneficial interest in any distribution from and in any net assets of the Fund in the event of termination or winding-up of the Fund. All Units are of the same class with equal rights, privileges and ranking. Each Unit is transferable and entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Fund and distributions on termination or winding-up, is not subject to future calls or assessments and entitles the holder thereof to one vote at all meetings of unitholders for each Unit held.

Issuance of Units

The Declaration of Trust provides that Units or rights, warrants or options to acquire Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine. Existing unitholders have no pre-emptive rights to subscribe for or purchase any Units. The Declaration of Trust also provides that fractional Units shall not be issued except pursuant to a pro rata distribution of additional Units to all unitholders in satisfaction of any non-cash distribution, following which the number of outstanding Units will be consolidated such that each unitholder will hold the same number of Units as the unitholder held before the non-cash distribution. In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation.

Unit Recirculation Right

Units may be re-circulated at any time at the option of the holders thereof upon delivery to the Fund of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed direction and power of attorney authorizing the Trustees or the recirculation agent, appointed from time to time by the Trustees (the "Recirculation Agent"), to sell such Units on the unitholders' behalf ("Recirculation") at such price or prices as may be obtained by the Trustees or the Recirculation Agent in their absolute discretion. The holder of Units tendered for Recirculation shall be entitled to receive payment of the gross proceeds received from the Recirculation sale less applicable selling costs including brokerage commissions of the Recirculation Agent, such payment to be made by the Fund or the Recirculation Agent no later than the 5th business day following the end of the month during which the Recirculation sale is effected.

Unit Redemption Rights

Units are redeemable at any time on demand by the holders thereof upon delivery to the Fund of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by the Fund, all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit (the "Redemption Price") equal to the lesser of: (i) 85% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the ten trading day period commencing immediately after the date on which the Units are surrendered for redemption (the "Redemption Date"); and (ii) the "closing market price" on the principal market on which the Units are quoted for trading on the Redemption Date.

The Trustees

There are currently 10 Trustees. Trustees are reappointed or replaced every year as may be determined by a majority of the votes cast at an annual meeting of the unitholders. The Declaration of Trust provides that, subject to the terms and conditions thereof, the Trustees may, in respect of the Fund assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof and shall supervise the investments and conduct the affairs of the Fund. The Trustees are responsible for, among other things: (i) acting for, voting on behalf of and representing the Fund as a shareholder and noteholder of the Company; (ii) maintaining records and providing reports to unitholders; (iii) supervising the activities of the Fund; (iv) managing the affairs of the Fund; (v) ensuring that the restrictions in the Declaration of Trust on non-resident ownership are met; and (vi) declaring distributions from the Fund to unitholders.
Section 8.1 of the Declaration of Trust provides for a Board of Trustees consisting of a minimum of seven Trustees and a maximum of 11 Trustees.

Meetings of Unitholders

The Declaration of Trust provides that meetings of unitholders must be called and held for, among other matters, the election or removal of Trustees, the appointment or removal of the auditors of the Fund, the appointment of an inspector to investigate the performance by the Trustees in respect of their responsibilities and duties in respect of the Fund, the approval of amendments to the Declaration of Trust, the sale of all or substantially all of the assets of the Fund, the termination of the Fund and the direction of the Trustees as to the election of the Directors of the Company. Meetings of unitholders will be called and held annually for, among other things, the election of the Trustees, the appointment of auditors of the Fund and the direction of the Trustees as to the election of the directors of the Company. A resolution appointing or removing a Trustee, the auditors of the Fund or the direction of the Trustees as to the election of the Directors of the Company, must be passed by a simple majority of the votes cast by unitholders. The balance of the foregoing matters must be passed by at least 66 2/3% of the votes cast at a meeting of unitholders called for such purpose.

A meeting of unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned by the holders of not less than 10% of the Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of unitholders either in person or by proxy and a proxy holder need not be a unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Units shall constitute a quorum for the transaction of business at all such meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of unitholders.

THE NORTH WEST COMPANY INC.

General

The Company is a wholly owned subsidiary of the Fund. All of the Company's Common Shares, Subordinated Notes, and Notes Receivable (being all of the issued and outstanding securities of the Company) are held by the Fund.

The history of the Company dates back to 1670, when the Hudson's Bay Company received its Royal Charter and began establishing fur-trading outlets throughout what is now northern Canada. In 1821 Hudson's Bay Company merged with its rival The North West Company, which federation of partners commenced operations in 1779. Over time, the original fur-trading outlets diversified their product lines and eventually became the Northern Stores division of the Hudson's Bay Company ("Northern Stores"). In 1987, Northern Stores was sold to a management and private investor group. Shares of the successor to Northern Stores, The North West Company Inc., were listed for trading on the Toronto Stock Exchange in 1990, and a public offering was made in 1992. Later that year, the Company bought the Alaska Commercial Company that traced its roots back to the Russian American Trading Company that commenced operations in 1778. In 1997, The North West Company Inc. was reorganized pursuant to a Plan of Arrangement and the outstanding shares in The North West Company Inc. were effectively exchanged on a one-for-one basis for Units of the Fund. On January 27, 2005, The North West Company Inc. transferred its interest in Alaska Commercial Company to its newly incorporated wholly owned subsidiary NWC (U.S.) Holdings Inc.

Reorganization

See "North West Company Fund Reorganization" on page four with respect to certain reorganization steps which the Fund and the Company have undertaken or propose to undertake.

DESCRIPTION OF THE BUSINESS

General

The Company is a leading retailer and distributor of everyday consumer goods and services to remote communities, rural towns and urban neighborhoods across northern Canada, rural Alaska and western Canada. The Company operates a network of 193 retail stores, which offer a diverse range of merchandise catering to the northern customer, the urban customer at several locations in southern Canada, as well as a catalogue shopping business. The Company also operates complementary businesses, including fur and Inuit art marketing businesses, which utilize its unique heritage and knowledge of the north.

For the 52 week fiscal year ended January 28, 2006 the Company's total revenues were $849.7 million, of which Canadian operations accounted for approximately 81% and Alaskan operations accounted for the balance or 19 %. For the 52-week fiscal year ended January 29, 2005, the Company's total revenues were $788.7million. At January 28, 2006, the Company employed 5,907 people including 732 people in Alaska.

Canadian Operations

The Company's Northern Canadian Retailing operations consist of 131 Northern stores, five NorthMart stores and 10 stand-alone Quickstop convenience stores. These 146 outlets are located in 140 communities across the Canadian north. The communities range in size from small, remote settlements with populations as few as 300 people to larger, regional centers with populations of up to 15,000 people. The average store size has approximately 7,500 square feet of selling space and features a broad assortment of food, general merchandise and services. Food offerings consist of perishable and non-perishable products including groceries, dairy products, meat, produce and convenience/fast-food services. General merchandise consists of family apparel, house wares, health and beauty aids, sporting goods, toys, hardware, furniture, appliances and home entertainment products, boats, outboard motors, canoes, all-terrain vehicles and snowmobiles. Services include cheque cashing, tax services, ATM's, money transfers, bill payment, and catalogue ordering and gasoline sales. Stores may also feature a post office, fast food franchise or a pharmacy. Store offerings are supported by an established catalogue business, Selections (www.selections.northwest.ca), which is distributed throughout northern Canada.

The Company is pursuing a strategy of entering into alliances with leading specialty retailers, distributors and service providers to broaden its product and service offering while leveraging its convenient locations. To date, the Company has established alliances with *Dufresne Furniture and Appliances, TruServ Canada Cooperative Inc.* (in the hardware category), *A. De La Chevrotière Ltée.* (food distribution in eastern Canada), *Rogers Video* and *H&R Block Canada* (in the tax services category). Management believes that these alliances have been positive in delivering stronger product and service offerings to the Company's customers at lower costs.

In July 2002, the Company opened two Giant Tiger discount stores in Manitoba and announced plans to roll-out approximately 72 stores in western Canada over the next 30 years. A third store was opened in 2002. Four stores were opened in 2003 and three opened in 2004. Four stores were opened in 2005 for a total of 14 Giant Tiger stores.

Three Giant Tiger stores to be located in Calgary, Alberta, Grande Prairie, Alberta and Yorkton, Saskatchewan are scheduled to open in early 2006.

The Company operates complementary businesses that apply its unique heritage and knowledge of the north. These include: (i) the Fur Marketing Division, which purchases furs from trappers and sells aboriginal crafts and outerwear to the local and tourist retail market from three trading posts; (ii) the Inuit Art Marketing Service, which procures and markets carvings from Native artisans and is the largest Inuit art marketing service in Canada; (iii) Crescent Multi Foods, which is a full-line produce and fresh meat distributor, serving the Company's stores and third-party customers in Manitoba and northwestern Ontario; and (iv) The Odd Lots Discount Centre, which is used by the Company to dispose of surplus catalogue and store merchandise.

Alaskan Operations

The Company's Alaskan operations are conducted through Alaska Commercial Company ("AC") a wholly owned subsidiary of the Company's wholly owned subsidiary NWC (U.S.) Holdings Inc. AC operates 25 AC Value Center stores and two AC Quickstop convenience store. These store formats are similar to the Company's Canadian stores. The Alaskan operations also include Frontier Expeditors, which provides wholesale services to small independent retailers in Alaska.

Distribution and Infrastructure

The Company operates one distribution centre in each of Winnipeg, Manitoba and Anchorage, Alaska. They are used for both food and general merchandise. Due to the vast geography of the Company's store network, transportation is an important element of the Company's operations. The majority of stores are inaccessible by all-weather roads and the balance are relatively distant from major transportation corridors. As a result, stores are serviced by all available modes of transportation including sealift, barge, trucks including via winter roads, rail and air. The Company owns a 50% interest in Transport Nanuk Inc., a shipping company servicing the eastern Arctic.

In both Canada and Alaska, the Company owns the majority of its stores, in addition to employee residences and staff houses, which are typically located adjacent to the more remote store locations.

In Canada, the Company sources both food and general merchandise through the Company's head office in Winnipeg, a buying office for fashion in Montreal and through its corporate alliances. A buying office in Anchorage, which sources product locally, as well as from the lower 48 states, handles buying for AC.

Financial Services

The Company offers customers convenient, local access to a wide variety of financial services. Northern, NorthMart and AC Value Center stores each offer a revolving credit card for day-to-day purchases, similar to those offered by major department store chains. An extended payment program is also available to finance big-ticket purchases at the stores. As there are relatively few bank branches in markets the Company serves the Company also offers ATM's, cheque cashing, debit card cash withdrawal, cash transfer, bill payment, currency exchange, money order and gift certificate services at its stores.

Many day-to-day credit decisions continue to remain the responsibility of local store managers as management believes that a store manager's knowledge of the local economic conditions and their personal acquaintance with their customers, allows them to make most day to day authorization decisions. Credit provided on the extended payment program for big-ticket purchases are approved at the Company's head office. A central credit management system allows continuous monitoring of account activity and balances at the head office so that credit specialists can provide advice to the store managers. The allowance for doubtful accounts is adjusted monthly to reflect the changes in the currency of outstanding balances. Allowances are adequate to cover projected bad debts.

Markets

The Company operates 131 stores in smaller, remote communities inhabited principally by First Nations, Métis and Inuit. These markets range in population from 300 to 3,700 people and are generally not accessible by all-weather roads. These communities generally have a stable income base, which is dependent on government spending through social assistance and public sector employment in schools, health services, local government and public works projects. Income levels are also influenced by activities such as fishing, resource exploration, pipeline construction, hydro electricity development and related construction activity.

The Company operates 62 stores in less remote, regional communities that are generally accessible by all-weather roads. These markets range in population from 1,000 to 15,000 people. The economies of these communities are more diverse and income levels are higher than those of the more remote locations. Major sources of employment are in government services, transportation, health care, tourism and natural resources. The Company considers that of its total number of regional locations, 24 communities are dependent to varying degrees on natural resource industries.

The Company operates five Giant Tiger stores in Winnipeg, four in Manitoba, Thompson, Morden, Brandon and The Pas, and five in Saskatchewan, Moose Jaw, Regina, Saskatoon, Prince Albert and Yorkton, and two in Alberta, Edmonton and Grande Prairie.

In addition to the above, the Company operates Fur Marketing branches in Grande Prairie, Alberta, Prince Albert, Saskatchewan, North Bay, Ontario and an *Odd Lots Discount Centre* in Winnipeg, Manitoba.

Operations

Net earnings from operations for the 52 week fiscal year ended January 28, 2006, were $42.9 million or $2.68 per Unit on a diluted basis versus net earnings from operations for the 52 week fiscal year ended January 29, 2005, of $37.3 million or $2.32 per Unit on a diluted basis and net earnings of $35.7 million or $2.22 per Unit on a diluted basis for the 53-week fiscal year ended January 31, 2004.

Revenues increased 7.7% for the 52-week fiscal year ended January 28, 2006. Canadian operations experienced a 9.4% increase in revenue while NWC (U.S.) Holdings which includes the Alaskan operations, recorded an 8.3% increase in revenues to US$133.0 million from US$122.8 million in the prior year.

Earnings before interest and taxes were $60.5 million or 7.1% of sales for the year ended January 28, 2006 compared to $52.7 million or 6.7% of sales for the fiscal year ended January 29, 2005. Canadian earnings before interest and taxes of $49.5 million or 7.2% of revenues increased from $42.7 million or 6.8% of revenue for the prior fiscal year ended January 29, 2005. NWC (U.S.) Holdings which includes the Alaskan operations generated earnings before interest and taxes of $11.0 million or 6.9% of revenue for the fiscal year ended January 28, 2006, compared to $10.0 million or 6.3% of revenue for the prior fiscal year. Interest expenses for the fiscal year ended January 28, 2006, were $6.1 million, up from $5.8 million for the prior fiscal year.

Assets and Cash Flow

At January 29, 2005, net working capital was $123.3 million, representing an increase of $3.4 million or 2.8% from $119.9 million at the prior fiscal year-end. Accounts receivable of $67.5 million decreased by 2.2% during the fiscal year ended January 28, 2006. Inventories of $124.6 million increased by 1.6% compared to $122.6 million the prior fiscal year. Financing activities during the fiscal year ended January 28, 2006 generated a net cash outflow of $40.9 million compared to $32.5 million last year. Total assets were $423.8 million, up 2.3% from $414.5 million in the prior year.

Stores and Other Facilities

The following table sets forth the number of stores, the location of the stores by region and whether the stores are owned or leased as at January 28, 2006.

	Number of Stores	Owned (1)	Leased
Alberta	6	4	2
British Columbia	3	2	1
Labrador/NFLD	5	5	-
Manitoba	39	22	17
Nunavut	27	23	4
NWT	19	17	2
Ontario	27	15	12
Quebec	17	16	1
Saskatchewan	20	15	5
Yukon	1	-	1
Canadian Stores	164	119	45
Alaska Commercial Co.	27	14	13
TOTAL STORES	191	133	58

(1) Of these stores, 44 are located on leased land pursuant to ground leases.

The following table summarizes the number of stores and selling square footage under the Company's retail formats as at January 28, 2006.

	Number of stores		Selling square footage	
	2005	**2004**	**2005**	**2004**
Northern	131	132	771,265	771,562
NorthMart	5	5	125,084	125,084
Quickstops	12	10	16,753	14,995
Giant Tiger	14	10	225,962	163,937
Other formats	4	4	22,558	22,558
AC Value Centres	25	23	267,304	249,497
Total at end of year	**191**	**184**	**1,428,926**	**1,347,633**

Selling areas of stores in remote communities range in size from 1,000 sq. ft. to 10,000 sq. ft. In regional communities, selling areas range from 3,000 sq. ft. to 47,000 sq. ft. The Company owns employee residences and staff houses, which are typically located adjacent to the more remote store locations.

Competition

In the majority of the northern and remote communities that it serves, the Company is the dominant provider of food, every day and seasonal general merchandise and commands the largest market share. Local competition consists of stores operated by independent storeowners and local co-operatives, some of which are associated with regional or national buying groups. Many of these stores enjoy strong local loyalties through established customer relationships. The strength of the Company's independent store competition varies considerably depending on the management skills, financial strength and scale of local operators. Additionally, the commitment of local staff to the store and to customer relationships and the ability to maintain consistent standards are other key factors that influence their success. In Canada, all of the communities in which the Company operates have access to mail order catalogue and direct mail services such as those provided by *Sears Canada Inc.*, *Wal-Mart* and smaller regional and specialized competitors. In Alaska, this type of competition is more intense and includes catalogues directed solely at the rural Alaska market by Anchorage retailers such as *Safeway, Wal-Mart* and *Sears.*

The Company's stores also face competition (in varying degrees based upon the specific market location) from non-independent stores, including traditional department stores, big box retailers, discount department stores and specialty stores. Specifically, in 15 of the larger communities, the Company competes directly with Canadian secondary market chains such as *True Value*, *Fields*, *SAAN* and *I.G.A. /Sobeys* as well as home shopping networks. AC competes directly with *Safeway* or its subsidiaries in three markets and *Wal-Mart* in one market. Furthermore, 42 of the Company's store locations are within three hours driving distance of small to medium sized urban centres offering a variety of shopping alternatives.

The Company's Giant Tiger stores are located in larger rural and urban markets. They compete against discount chains, food stores and department store formats.

Capital Expenditures

For the 52-week fiscal year ended January 28, 2006 total net capital expenditures amounted to $24.0 million compared to $21.6 million for the fiscal year ended January 29, 2005. Net capital expenditures for the 52-week fiscal year ending January 27, 2007, are expected to be in the range of $35 to $40 million and will be financed out of cash flow from operations and from the Company's bank operating facilities.

Management of Sales and Operations

In Canada, each store employs a full-time manager who has primary responsibility to monitor daily operations, maximize selling opportunities and safeguard Company assets. The organizational structure of Northern Canada Retailing headed by the Executive Vice-President, Northern Canada Retailing includes four Regions, each of which is managed by a General Manager. Two regions are led by a General Manager and a support team. The remaining two regions are segregated into nine districts, with each district led by a District Manager and a support team reporting to a General Manager.

The General Managers are responsible for the store level execution of corporate strategies, policies and programs. The regional General Managers contribute to the development of these initiatives by providing front line feedback from daily contact with staff, customers and communities. In Alaska, Sales & Operations report to a Vice President, Sales & Operations and a Director of Store Operations. Support for Sales & Operations is provided directly by AC's Accounting, Human Resources and Marketing departments in Anchorage and with selected additional support from Winnipeg based service departments.

As at April 21, 2006 the Company operates 16 Giant Tiger stores that report to the Vice-President and General Manager, Giant Tiger West. Support service responsibilities are divided between the Company and Giant Tiger Stores Limited.

Employees

At January 28, 2006, the Company employed 5,907 people, including 732 in Alaska. Of these, 1840 are aboriginal and of the aboriginal employees, 195 hold managerial positions. The Company is active in the recruitment of aboriginal people for positions in stores, corporate and distribution centers.

Training and development of employees is also a major focus across the Company. Particular attention is being paid toward enhancing food expertise within store operations and with those who have category management responsibilities. As part of a "Best Practice" training initiative new operational processes have been identified and documented. These are being used to guide work methods and comprehensive training programs at store training sites across the country. In Alaska, the focus is on industry-sponsored training materials. Canada and Alaska are also recruiting more senior people for store operations positions through the Manager In Training program. This provides training to experienced store managers as to the Company's processes prior to operating a store.

Customers

The Company's core customer group consists of lower-income shoppers residing in remote communities across the Canadian north and Alaska. This typical customer's income depends largely on direct and non-discretionary government transfer payments and regional government program funding. This group's spending is also influenced by the availability of seasonal employment opportunities, which are typically created by government-funded construction and infrastructure projects. The shopping needs of the Company's core customer group mainly consist of necessity food and everyday basic general merchandise and are influenced by the challenging climate and logistics conditions that exist in these communities.

The Company's urban Giant Tiger customers are somewhat less dependent upon government funding but still exhibit similar shopping needs.

The Company's target customers also include quality and selection-driven shoppers and younger, "trend-driven shoppers". Management believes that these shoppers have become increasingly aware of consumer trends in urban markets. The Company's food and general merchandise assortments have evolved to reflect this change and include more fresh (highly perishable) departments in foods, as well as fashion and lifestyle products similar to those offered by retailers in more competitive urban markets.

Environment

The Company is subject to environmental regulation pursuant to federal, provincial and state legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances handled by the Company. A breach of such legislation may result in the imposition of fines and penalties. To ensure that the Company is in compliance with applicable environmental laws, the Director, Real Estate and Store Planning has been appointed as its Environmental Officer and he reports quarterly to the Board of Directors of the Company.

The Company is committed to meeting its responsibilities to protect the environment wherever it operates and annually budgets expenditures of both a capital and expense nature to meet the increasingly stringent laws relating to the protection of the environment. The Company believes it is in substantial compliance with applicable environmental laws and regulations and does not believe the expenditures will have a material effect on the Company's earnings.

RISK FACTORS

Risks affecting the Company, its business and the Units of the Fund include but are not limited to the following:

Risks Relating to the Units

Income Tax Matters

There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Units.

The Fund is an inter vivos trust for income tax purposes. All income of the Fund is distributed to unitholders and, as such, no income tax is payable by the Fund.

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be realized or settled. The provision for income taxes is recorded in the Company at applicable statutory rates.

The Canada Revenue Agency (CRA) has been conducting an audit on the years 1996 to 1999. It is the opinion of management that the pending reassessments will not have a material effect on the consolidated financial statements. Also see "Risks Relating to the Business – Income Taxes" on page 27 hereof.

Nature of Units

The Units do not represent a direct investment in the Company's business and should not be viewed by investors as shares in the Company. Holders of Units will not have the statutory rights normally associated with ownership of common shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Units represent a fractional interest in the Fund. The Fund's primary assets are equity securities and debt instruments of the Company and post reorganization NWC Trust. The market price per Unit is expected to be a function of the Fund's anticipated distributable income and the growth in earnings per Unit generated by the Company various post restructuring entities as set forth in Diagram 2 on page 9 hereof and general investment market conditions.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for holders of Units to liquidate their investments. Subordinated Notes or notes, which may be distributed to holders of Units in connection with a redemption ("Redemption Notes"), will not be listed on any stock exchange and no established market is expected to develop for such securities. In addition, Subordinated Notes and Redemption Notes received as a result of a redemption of Units will not be qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans. Cash redemptions are subject to limitations.

Distribution of Shares and Notes on Termination of the Fund

Upon termination of the Fund, the Trustees may distribute the assets of the Fund directly to the holders of Units, subject to obtaining all required regulatory approvals. The primary assets of the Fund prior to the proposed reorganization are shares and notes of the Company, which are not freely tradable and are not currently listed on any stock exchange. In addition, the shares and notes of the Company are not qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income funds or registered education savings plans.

Cash Distributions Are Not Guaranteed and May Fluctuate with the Company's Performance

Although the Fund must distribute its net income to unitholders (except net income which is determined by the Trustees to be required to satisfy any tax liability of the Fund), there can be no assurance regarding the amounts of income generated by the Fund or the Company, or that such distributions will be payable in cash. The Fund depends on interest and other payments from the Company, post reorganization NWC Trust and the NWC LP to make its cash distributions. The Company's ability to service its debt and make other payments to the Fund will depend upon numerous factors, including profitability, third party debt service payments, fluctuations in working capital, interest rates, foreign currency exchange rates and capital expenditures and other factors beyond the control of the Fund and the Company. Cash distributions are not guaranteed and may fluctuate with the Company's performance.

Risks Relating to the Business

Government Spending

The Company's financial performance is dependent upon the prosperity of communities in northern Canada and Alaska. The economy in northern Canada is highly dependent on government spending through social benefits programs, health care, education and public works. The Alaskan economy also benefits from annual payments to residents from a permanent fund created from oil revenues over the past 21 years. These payments are expected to stabilize near 2005 levels. If this occurs it should have a positive impact on general merchandise sales and provide for a modest sales growth.

Retail Industry and Economic Downturns

Approximately 26% of the Company's sales are in the general merchandise category. Although the Company's core customer is a lower income shopper with relatively stable income sources, the general merchandise category is sensitive to general economic conditions, consumer confidence and weather fluctuations. External factors which affect customer demand, and over which the Company exercises no influence, include general economic growth, interest rates, personal debt levels, unemployment rates and levels of personal disposable income. In an economic downturn, discounting by major retailers may affect the pricing levels achievable by the Company in respect of general merchandise products. A recession or significant and prolonged decline in consumer spending could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, approximately 13% of the Company's stores are located in communities, which are dependent on a single industry, such as fishing, mining or oil and gas extraction. A decline in the fortunes of the relevant industry would have a material adverse effect on the communities in which those stores are located and, in the aggregate, could have a material adverse effect on the Company's business, financial condition and results of operations.

Aboriginal Consumer Environment

About 34% of the Company's sales are derived from communities and regions that restrict commercial land ownership and usage by non Aboriginal-owned businesses or which have enacted policies and regulations to support Aboriginal-owned businesses. We successfully operate within these environments through initiatives that promote positive community and customer relations. These include joint venture and store lease arrangements with community-based development organizations, affirmative steps taken to recruit local residents into management positions, increased Aboriginal participation at our Board level and direct investment in the Fund by Aboriginal-owned entities.

Competitive Environment

Despite the remoteness of its markets, the Company faces significant competition. The Company's outlets compete with stores operated by local village corporations, independent storeowners and co-operatives, some of which are associated with regional or national buying groups. These independent merchants maintain market share due to strong local loyalties and established customer relationships. All of the communities in which the Company operates have access to mail order catalogue, direct mail and internet services such as those provided by *Sears Canada Inc.* and *Wal-Mart*. In the larger communities in which the Company operates, the Company competes directly with other national or regional retailers such as *True Value*, *Fields*, and *I.G.A./Sobeys*. Moreover, approximately 22% of the Company's stores are located within three hours driving distance of small and medium sized urban centers that offer expanded shopping alternatives. The Company's financial performance and results from operations depend on its ability to continue to develop and implement strategies to compete with other retailers and to anticipate and respond to changing consumer preferences and merchandising trends in a timely manner.

Dependence on Key Personnel

The Company's success depends to a significant degree on its ability to attract and retain employees. Due to the vast geography and remoteness of the stores in which the Company operates, there is significant competition and limited numbers of experienced personnel, particularly at the store management level. At the store level, the Company, like many other retailers, faces the challenge of high employee turnover. The Company's ability to minimize employee turnover is an important competitive factor and directly relates to the effectiveness of its store operations. The Company's failure to attract, motivate and retain qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, the Company is dependent upon its officers and the loss of services of any number of the Company's officers could have a material adverse effect on the business, financial condition and results of operations.

New Business Strategies

The success of the Company's store expansion is dependent on a number of factors, including the availability of suitable store locations or acquisition opportunities, the successful negotiation of acceptable leases or acquisitions, the ability to manage the expansion of the store base, the ability to source inventory which meets the needs of the new stores, the development of adequate management information systems, the ability to recruit and train new managers and employees, the availability of capital and general economic and business conditions. The success of the Company's alliance strategy is dependent on a number of factors, such as the ability of the Company's alliance partners to source suitable merchandise, obtain volume discounts, manage inventory and deliver products in a timely manner and on the relationship between the Company and its alliance partners.

There can be no assurance that the Company will successfully implement its new business strategies or that, if implemented, the strategies will increase the Company's profitability.

Financial Services Business

The Company's financial services operations are an important part of its business. The Company is subject to the risk of customer defaults, particularly following deterioration in the economy. The credit card industry is highly competitive and other credit card issuers may seek to expand or to enter the Company's markets. New federal, provincial and state laws and amendments to existing laws may be enacted to further regulate the credit card industry or to reduce finance charges or other fees or charges applicable to credit card accounts. Deterioration in the Company's financial services business could have an adverse effect on the Company's business, financial condition and results of operations.

Supplier Arrangements

The Company is dependent on third parties for the manufacturing and supply of the products it sells. The Company places all of its orders for merchandise and food products by purchase order or personal data terminal and does not have any long-term agreements with any manufacturer or supplier. The Company's failure to maintain favourable relationships with manufacturers or suppliers could have an adverse effect on the Company's business, financial condition and results of operations.

Under the Company's alliance initiative, it is outsourcing major buying and distribution activities through partnerships with non-competing retailers and distributors. The benefit is lower product sourcing costs, improved product sourcing knowledge, a reduction in our inventory investment, sales growth and, over the long term, lower overhead expenses. Each alliance the Company enters into requires that it connect effectively with another organization. The cultural, technology and strategic fit with each partner and the disruption created by the transition to each alliance are risks of this initiative. The Company also assumes increased risks as volume of business increases with alliance partners with less direct control over assurance of their performance than internally controlled processes.

Interest Rate and Currency Fluctuations

The Company is exposed to fluctuations in interest rates and currency exchange rates under its borrowings. Through the use of certain financial instruments during the financial year ended January 28, 2006, US$36 million of the Company's Senior Notes were effectively converted from fixed interest rate debt to floating interest rate debt and US$43 million of the Company's Senior Notes were maintained in US dollar obligations to hedge the Company's investment in AC. Increases in interest rates would increase the Company's cost of borrowing. Interest rate and exchange rate fluctuations are beyond the Company's control and there can be no assurance that such fluctuations will not have a material effect on the Company's business, financial condition and results of operations.

Income Taxes

The Fund and the Company have complex corporate structures and financing arrangements. Provisions for income taxes and filings are based on assumptions that management and its tax advisors believe are appropriate but can be subject to review and challenge by tax authorities in Canada and the United States. Tax audits can be completed for periods of up to six years after the filing of returns. The tax provisions and assumptions may not be adequate if the tax authorities disagree with the positions taken by the Fund and the Company and could result in reassessments of prior years which could have a material adverse effect on the Company's business and consequently the Fund's, financial condition and results of operations. Also see "Risks Relating to the Units – Income Tax Matters" on page 24 hereof.

Risks of Refinancing

The Company's Senior Notes, having an aggregate principal amount of US$65 million, with 20% repayable June 15, 2007 and June 15, 2008 and the balance due on June 15, 2009. In addition, the Company's operating lines of credit are renewed annually. There can be no assurance that the Company will be able to refinance such borrowings on favourable terms or at all.

Management of Inventory

Success in the retail industry is dependent upon a company's ability to manage its inventory of merchandise in proportion to the demand for such merchandise. A miscalculation of consumer demand for its products could result in the Company having excess inventory for some products and missed sales opportunities for others. Weak sales and resulting markdowns and/or write-offs could impair the Company's profitability and have a material adverse effect on the Company's business, financial condition and results of operations.

Information Systems

Information systems play an important role in the support of the Company's core business processes, including merchandising, marketing and advertising, logistics, store operations, finance, human resources and store planning. The Company has made significant investments to implement a new point of sale computer system and intends to enhance existing management information systems. The Company's ability to maintain and upgrade its information systems capabilities and to maximize the benefits from corresponding process changes will be important to its future business, financial condition and results of operations.

Dependence on Key Facilities

The Company currently operates two major distribution centres, one in Winnipeg and one in Anchorage. A serious disruption at any of these facilities or those of any of its corporate alliance partners due to fire, tornado or otherwise would have a material adverse effect on the Company's business, financial condition and results of operations.

Leases

The Company owns, directly or indirectly, the land and buildings associated with 133 stores. The remaining stores are generally held under long-term leases. The long-term nature of the leases may limit the Company's and post reorganization, NWC LP's ability to respond in a timely manner to changes in the demographic or retail environment at any location.

Crude Oil and Other Energy Prices

Due to the vast geography of the Company's store network, transportation is an important element of its operations. The majority of stores are inaccessible by all-weather roads and the balance is relatively distant from major transportation corridors. As a result, stores are serviced by all available modes of transportation including sealift, barge, trucks including via winter roads, rail and air. In addition, heating costs comprise a relatively significant portion of the Company's general overhead costs. An increase in the price of crude oil and other energy prices would increase the cost of supplying and heating the Company's stores. If these increased costs cannot be passed along to customers, such increases may have an adverse effect on the Company's business, financial condition and results of operations.

DISTRIBUTIONS AND DISTRIBUTION POLICY

The Declaration of Trust provides that the Trustees may declare payable to the unitholders, on a quarterly basis, all or any part of the net income of the Fund (except net income of the Fund which is determined by the Trustees to be required to satisfy any tax liability of the Fund) and net realized capital gains for the period, and that, to the extent not previously declared payable by the Trustees, on December 31 of each year, an amount equal to the Fund's net income (except net income of the Fund which is determined by the Trustees to be required to satisfy any tax liability of the Fund) and net realized capital gains shall be payable automatically. The Fund's distributions generally must be made in cash, but all or part of a distribution may be payable in the form of additional Units where: (i) the Fund does not have cash in an amount sufficient to pay the full amount of the distribution in cash; (ii) cash distributions are not permitted by virtue of subordination agreements made with senior debt holders; or (iii) cash is payable in respect of Units tendered for redemption.

Quarterly cash distributions of $0.54 per Unit are expected for 2006 payable to unitholders of record at March 31, June 30, September 30 and December 31 and distributable on the fifteenth of the following month.

The Fund's net income to date has been derived primarily from its holding of the Subordinated Notes, which have an aggregate principal amount of $175 million and bear interest at the rate of 12.5% per year, Notes Receivable which have an aggregate principal amount of $30 million and bear interest at the rate of 13.0% per year and dividends from Common Shares of the Company. In 2005, dividends of $5,160,320 were declared by the Company to the Fund and distributed to unitholders.

The Directors of the Company have the discretion, but are not obligated, to distribute available cash by redemption of Preferred Shares or declaration of dividends on the Preferred Shares or Common Shares. In exercising their discretion, it is expected that the Directors may consider, among other things: (i) the

Company's targeted debt-to-equity ratio; (ii) the Company's debt rating; (iii) the Company's cash flow requirements for expansion and/or acquisition; and (iv) their assessment of the Company's business prospects.

DESCRIPTION OF CAPITAL STRUCTURE

Description of Capital Structure of the Fund

Units

The Fund has a single class of trust units, referred to herein as "Units". For details regarding the rights of unitholders, see "Summary of Declaration of Trust" above.

Unitholders' Rights Plan

In order to provide unitholders with protection from unfair, abusive or coercive takeover strategies and to afford unitholders and the Trustees adequate time to assess an offer made for the Units and to pursue, explore and develop alternative courses of action in an attempt to maximize Unitholder value, a unitholder rights plan (the "Unitholder Rights Plan") was approved on March 27, 1997, and amended as of March 13, 2002, and ratified by the unitholders May 30, 2002 so as to extend the term of the Unitholder Rights Plan to June 30, 2005. The Unitholder Rights Plan was again amended and ratified by the unitholders on June 9, 2005 and extended to the close of business on June 30, 2008.

The following is a summary of the terms of the Unitholder Rights Plan, which is qualified in its entirety by reference to the text thereof. All terms referred to herein, where not specifically defined, have the meanings ascribed to them in the Unitholder Rights Plan, a copy of which is available upon request to the Secretary of the Fund.

General

The Rights (as defined in the Unitholder Rights Plan) are issued on the basis of one Right in respect of each Unit, pursuant to the Unitholder Rights Plan agreement entered into between the Fund and the Rights Agent. Each Right entitles the registered holder to purchase from the Fund one Unit at a price of $50.00 per Unit, subject to adjustments. If a Flip-in Event (as herein defined) occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, that number of Units that have a market value at the date of such occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time (as herein defined). The Rights will expire at the close of business on June 30, 2008, unless earlier terminated by the Trustees.

Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be transferred with and only with the Units. Each new Unit certificate issued after the Record Time (as defined in the Unitholder Rights Plan), upon transfer of existing Units or the issuance of additional Units, will contain a notation that the Unit certificate also evidences Rights as described in the Unitholder Rights Plan. Until the Separation Time (or the earlier termination or expiration of the Rights), the surrender for transfer of any certificates representing Units outstanding as of the Record Time will also constitute the transfer of the Rights associated with the Units represented by such certificate.

Separation Time

The Rights will separate and trade apart from the Units and become exercisable from and after the Separation Time. "Separation Time" means the close of business eight trading days following the earlier to occur of (i) the date of acknowledgment by the Fund ("Stock Acquisition Date") that a person or group or affiliated or associated persons ("Acquiring Persons") has acquired, other than as a result of a reduction of the number of Units then outstanding, a Permitted Bid or Exempt Acquisition (as herein defined), Beneficial Ownership (as defined in the Unitholder Rights Plan) of 20% or more of the outstanding Units (the calculation of both the 20% figure and the outstanding Units to include any un-issued Units Beneficially Owned by such Acquiring Persons) or (ii) the commencement of, or first public announcement of the intention of any person (other than the Fund or any subsidiary of the Fund) to commence a Takeover Bid (other than a Permitted Bid) or such earlier or later time as may be determined by the Trustees.

Flip-in Event

Following a transaction in or pursuant to which a person becomes an Acquiring Person (a "Flip-in Event") a Right will convert into the right to purchase at a 50% discount, upon exercise, Units of the Fund having an aggregate acquisition cost equal to the Exercise Price. However, in such event, any Rights Beneficially Owned by Acquiring Persons (including such person's associates and affiliates and persons with whom he is acting in concert) or by any direct or indirect transference of such a person will be void. A Flip-in Event would not include Exempt Acquisitions or acquisitions pursuant to a Permitted Bid.

Permitted Bid

A "Permitted Bid" is a Take-over Bid made in compliance with and not on a basis which is exempt from or otherwise not subject to the provisions of sections 95 through 100, inclusive, of the *Securities Act* (Ontario) and in compliance with all other applicable securities laws, subject to any exemptions ordered or granted for purposes of uniformity, and which also complies with the following additional provisions:

(i) the Take-over Bid is made for all Units to all holders of record of Units as registered on the books of the Fund;

(ii) the person making the Take-over Bid does not at the commencement of, or during the currency of, the Take-over Bid Beneficially Own more than 10% of the Units, unless such person was the Beneficial Owner of 10% or more but less than 20% of the outstanding Units determined as at the Effective Date and did not increase such Beneficial Ownership by an additional 2% of the outstanding Units determined as at the Effective Date;

(iii) the Take-over Bid contains and the take up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Units will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid;

(iv) the Take-over Bid contains irrevocable and unqualified provisions that all Units may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date referred to in clause (iii) and that all Units deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

(v) the Take-over Bid contains an irrevocable and unqualified condition that not less than 50% of the then outstanding Units, other than the Units Beneficially Owned by the offer or, must be deposited to the Take-over Bid and not withdrawn at the close of business on that date referred to in clause (iii); and

(vi) the Take-over Bid contains an irrevocable and unqualified provision that, should the condition referred to in clause (v) be met, the Take-over Bid will be extended on the same terms for a period of not less than 10 days from the date referred to in clause (iii).

Exchange Option

If the Trustees determine that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to the Unitholder Rights Plan, the Trustees may at any time after a Flip-in Event, authorize the Fund to issue or deliver, in respect of each Right which is not void, either (i) in return for the Exercise Price and the Right, debt or equity securities or assets of the Fund (or a combination thereof) having a value equal to twice the Exercise Price, or (ii) in return for the Right, subject to any amounts that may be required to be paid under applicable law, debt or equity securities or assets of the Fund (or a combination thereof) having a value equal to the value of the Right, in full and final settlement of all rights attached to the Right. In either case, the value of such debt or equity securities or assets (or a combination thereof) and in the case of any issue of debt or equity securities or assets (or a combination thereof) pursuant to clause (ii), the value of the Right shall be determined by the Trustees, who may rely upon the advice of a nationally or internationally recognized firm of investment dealers or investment bankers selected by them.

Redemption

At any time prior to a Flip-in Event, the Trustees may redeem the Rights in whole (but not in part) at a redemption price of $0.001 per Right, subject to appropriate adjustment in certain events. In addition, the Trustees shall be deemed to have elected to redeem the Rights at such redemption price on the date of expiry of a Permitted Bid pursuant to which Units have been purchased.

Waiver

The Trustees may until the occurrence of a Flip-in Event, waive the application of the Flip-in Event provisions to a transaction (an "Exempt Acquisition") that would otherwise be subject to those provisions. The Trustees may also, prior to the Stock Acquisition Date (as defined in the Unitholder Rights Plan), waive the application of the Flip-in Event provisions to a Flip-in Event, where the Acquiring Person became such by inadvertence and where such Acquiring Person has reduced his Beneficial Ownership of Units such that at the time of waiver he is no longer an Acquiring Person.

Amendments

Subject to the prior written consent of The Toronto Stock Exchange, in certain situations more particularly defined in the Unitholder Rights Plan, the Trustees may from time to time supplement or amend the Unitholder Rights Plan agreement without the approval of any holders of Rights to make any changes which the Trustees may deem necessary or desirable.

Protection against Dilution

The Exercise Price, the number and kind of securities subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment in certain situations from time to time to prevent dilution.

Rightsholder not a Unitholder

Until a Right is exercised, the holder thereof, as such, will have no rights as a unitholder of the Fund including, without limitation, the right to vote or to receive distributions.

Declaration as to Non-Canadian Holders

If in the opinion of the Trustees (who may rely upon the advice of counsel) any action or event contemplated by the Rights Agreement would require compliance with the laws of a jurisdiction outside of Canada, the Trustees acting in good faith may take such actions as they deem appropriate to ensure that such compliance is not required.

Description of Capital Structure of the Company

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares. The Fund is the beneficial owner of all of the issued and outstanding Common Shares of the Company. There are no issued and outstanding Preferred Shares.

Common Shares

Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of the shareholders of the Company and to one vote at such meetings. The holders of Common Shares are entitled to receive any dividends declared by the Board of Directors on the Common Shares. In the event of the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among its shareholders, the holders of the Common Shares will be entitled to share equally in all remaining assets of the Company.

Preferred Shares

Each Preferred Share entitles the holder thereof to receive non-cumulative cash dividends as and when declared by the Board of Directors of the Company, at a rate equal to 10% of the stated issue price per share per annum payable semi-annually on March 15 and September 15.

Except as required by applicable law, the holders of the Preferred Shares are not entitled as such to any voting rights or to receive notice of or to attend meetings of shareholders of the Company.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets among its shareholders, the holders of the Preferred Shares will be entitled to receive the stated issue price per share together with an amount equal to all declared and unpaid dividends thereon to the date of commencement of any such liquidation, dissolution, winding-up or distribution. After payment to the holder of the Preferred Shares of the amounts payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Company.

Subordinated Notes

The Company issued the Subordinated Notes to the Fund on March 27, 1997, and June 4, 1998, pursuant to the terms of a note indenture dated March 27, 1997 (the "Note Indenture"). No additional Subordinated Notes may be issued under the terms of the Note Indenture. The Subordinated Notes have an aggregate principal amount of $175.0 million; bear interest at 12.5% per annum, payable quarterly on the last day of March, June, September and December.

The Subordinated Notes may not be redeemed by the Company or by the Fund prior to maturity.

See "North West Company Fund Reorganization" with respect to certain transfers of a portion of the Subordinated Notes.

Notes Receivable

The Company issued the Notes Receivable to the Fund on December 31, 2001. The Notes Receivable in the principal amount of $30.0 million bear interest at 13.0% per annum, payable quarterly on the last day of March, June, September and December and mature on December 31, 2031. Pursuant to the Reorganization, the Fund intends to assign its interest in the note to NWC Trust in exchange for a note of equal value in NWC Trust. See "North West Company Fund Reorganization" on page four hereof.

The Notes Receivable are subordinate to the Subordinated Notes above and may not be redeemed by the Company or by the Fund prior to maturity.

Senior Notes

In August 2002, the Company issued US$65.0 million of 5.89% senior notes (the "Senior Notes"). Repayments of 20% of the principal amount of the Senior Notes are required on June 15, 2007 and June 15, 2008 with the balance due June 15, 2009. The Senior Notes were placed with three large U.S.-based life insurance and pension funds, including one previous lender. The net proceeds of the Senior Notes offering, together with funds drawn from the Company's secured credit facilities referenced below, were used to retire Senior Bonds of the Company that matured on August 28, 2002.

Other Senior Indebtedness

The Company has $85.0 million in secured operating lines of credit with banks in Canada and US$4.0 million in secured operating lines of credit with banks in the United States, of which CDN$25.1 million was drawn as at April 1, 2006.

Security for Senior Notes and Other Senior Indebtedness

The Senior Notes and Other Senior Indebtedness are secured by the following: (i) a general security interest upon the assets of the Company, including a pledge of shares of significant subsidiaries, to secure the payment and performance of the obligations of the Company in respect of the facilities; (ii) a guarantee by the Fund of the Company's obligations in respect of the facilities and a pledge of all securities (including the Company's Common Shares, Preferred Shares. Subordinated Notes and Notes Receivable) of the Company owned by the Fund to secure such obligations; (iii) a subordination agreement between the Fund and the holders of the facilities prohibiting any payments in respect of the Subordinated Notes and Other Senior Indebtedness other than regularly scheduled payments of interest (when Senior Notes or Other Senior Indebtedness are not in default and such payments are not otherwise required to be suspended in accordance with the terms of such subordination agreement or the Note Indenture) until payment in full of the facilities, including prior payment in full of Senior Notes and Other Senior Indebtedness in any liquidation, bankruptcy or reorganization proceedings; and (iv) guarantees by the Company's significant subsidiaries and a general security agreement upon the assets of such subsidiaries to secure payment and performance of the obligations of the Company in respect of the Senior Notes and Other Senior Indebtedness. The Senior Notes and Other Senior Indebtedness are subject to the satisfaction of certain conditions, which are usual and customary for loans of this nature. Both the holders of the Senior Notes and Other Senior Indebtedness have appointed Bank of Montreal as security agent to hold all security jointly on behalf of both.

MARKET FOR SECURITIES

Units of the Fund are listed on The Toronto Stock Exchange, trading as NWF.UN. The following table shows the trading prices and the trading volume of units by month for the year.

2005 Trading Price and Volume			
MONTH	**HIGH**	**LOW**	**VOLUME**
Feb-05	$32.22	$29.70	456,500
Mar-05	33.74	29.03	645,500
Apr-05	30.35	28.65	515,400
May-05	30.74	29.01	423,900
Jun-05	33.25	29.80	403,300
Jul-05	34.45	32.23	282,300
Aug-05	34.00	30.80	367,100
Sep-05	33.20	30.35	727,600
Oct-05	31.63	26.65	1,085,800
Nov-05	33.31	27.40	638,155
Dec-05	38.49	32.25	823,183
Jan-06	37.50	33.76	586,970

TRUSTEES AND OFFICERS OF THE FUND

The name, municipality of residence, position and principal occupation of the Trustees and Officers of the Fund are as follows:

Name and Municipality of Residence	Trustee Since	Position Held	Principal Occupation
Ian Sutherland Oro Medonte, Ontario	1997	Trustee	Chairman, The North West Company Inc.
David G. Broadhurst (1) Toronto, Ontario	1997	Trustee	President, Poynton Investments Limited
Frank J. Coleman Corner Brook, Newfoundland	2005	Trustee	President & Chief Executive Officer Coleman Group of Companies
Wendy F. Evans (1) Toronto, Ontario	2005	Trustee	President, Evans and Company Consultants Inc.
R.J. (Bob) Kennedy Winnipeg, Manitoba	2005	Trustee	Chief Executive Officer WiBand Communications Corp.
Gary J. Lukassen (1) Mississauga, Ontario	2005	Trustee	Corporate Director
Keith G. Martell (1) Saskatoon, Saskatchewan	2005	Trustee	Chairman First Nations Bank of Canada
James G. Oborne (1) Winnipeg, Manitoba	2005	Trustee	Chairman Westgate Capital Management Corp.
H. Sanford (Sandy) Riley Winnipeg, Manitoba	2005	Trustee	President & Chief Executive Officer Richardson Financial Group Limited
Edward S. Kennedy Winnipeg, Manitoba	2005	Trustee & President & Chief Executive Officer	President & Chief Executive Officer of the Company
Léo P. Charrière Winnipeg, Manitoba	n/a	Executive Vice President, Chief Financial Officer and Secretary	Executive Vice President, Chief Financial Officer and Secretary of the Company
Reinhard Sedlacek Ste. Anne, Manitoba	n/a	Treasurer	Director, Planning and Treasury Services and Assistant Secretary of the Company

(1) = Member of Audit Committee

DIRECTORS AND OFFICERS OF THE COMPANY

The name, municipality of residence, position and principal occupation of each of the Directors and officers of the Company as at April 21, 2006 are as follows:

Directors

Name and Principal Occupation	Committees	Municipality of Residence	Director Since
David G. Broadhurst President, Poynton Investments Limited	3	Toronto, Ontario	2005
Frank J. Coleman President & Chief Executive Officer Coleman Group of Companies	2,3	Corner Brook, Newfoundland	1999
Wendy F. Evans President, Evans and Company Consultants Inc.	2	Toronto, Ontario	2005
R.J. (Bob) Kennedy, Chief Executive Officer WiBand Communications Corp.	1,2	Winnipeg, Manitoba	2003
Edward S. Kennedy,* President and Chief Executive Officer, The North West Company Inc.	-	Winnipeg, Manitoba	1996
Gary J. Lukassen Corporate Director	2	Mississauga, Ontario	1987
Keith G. Martell, Chairman First Nations Bank of Canada	1	Saskatoon, Saskatchewan	2000
James G. Oborne Chairman, Westgate Capital Management Corporation	3	Winnipeg, Manitoba	1987
H. Sanford (Sandy) Riley President and CEO, Richardson Financial Group Limited	1,2	Winnipeg, Manitoba	2003
Ian Sutherland * Chairman, The North West Company Inc.	-	Oro Medonte, Ontario	1978

[1] Member of Corporate Governance and Nominating Committee
[2] Member of the Human Resources and Compensation Committee
[3] Member of the Pension Committee
* The Chairman of the Board and President & Chief Executive Officer attend all board meetings in an ex officio capacity.

Additional Disclosure Relating to Trustees and Directors

The following Directors of the Company have made the following declarations.

Mr. James G. Oborne was a Director and founding member along with five others of Futureview Inc. that went public in January 2001 on the Winnipeg Stock Exchange using its Keystone Company program and subsequently became listed on the TSX – Venture Exchange. The shares were suspended from trading in 2003 due to the Company's failure to complete a required qualifying transaction as required by TSX Venture Exchange policy. The company was wound up in April 2004 after the external public shareholders had been returned 100 percent of their original investment and all corporate liabilities have been paid.

Mr. Gary J. Lukassen was a Director of Stelco Inc. from June 2002 until March 31, 2006. On January 29, 2004 Stelco Inc. filed for and was granted Court protection under the Companies' Creditors Arrangement Act("CCAA"). Stelco Inc. emerged from Court protection under the CCAA on March 31, 2006.

Mr. R.J. (Bob) Kennedy was a Director and officer of WIBand Corporation. In Dec 2001 WiBand Communications Corp. was sold to OA Group Inc. an issuer on the TSX Venter Exchange. Shares were exchanged and the shareholders of WiBand Communications Corp. received shares in OA Group Inc. As a condition of the share exchange, Mr. Kennedy was to be included on the management slate of the Board of Directors of OA Group Inc. He was elected to the OA Group Inc. Board on June 20, 2002. Upon seeing the financial condition of OA Group Inc. Mr Kennedy resigned on July 8, 2002. OA Group Inc. went into receivership on July 15, 2002. Mr. Kennedy bought certain assets from the receiver and continues the business under the WiBand name.

The information set forth above and the information concerning the number of Units beneficially owned or over which control or direction is exercised, not being within the direct knowledge of management of the Fund, has been provided to the Fund by the persons referenced in the preceding paragraphs.

Officers

Name and Principal Occupation	Municipality of Residence	Officer Since
Ian Sutherland, Chairman of the Board	Oro Medonte, Ontario	1978
Edward S. Kennedy, President and Chief Executive Officer	Winnipeg, Manitoba	1989
Léo P. Charrière, Executive Vice-President, Chief Financial Officer and Secretary	Winnipeg, Manitoba	2003
Kenneth M. Claudel, Vice-President, Logistics and Supply Chain Services	Winnipeg, Manitoba	2002
Gerald L. Mauthe, Vice-President, Information Services	Ste. Adolphe, Manitoba	2005
Scott A. McKay, Vice-President & General Manager, Giant Tiger, West Store Division	Winnipeg, Manitoba	2004
Karen J. Milani, Vice-President, Human Resources	Winnipeg, Manitoba	2000
Russell J. Zwanka, Executive Vice-President, Food Procurement & Wholesale	Winnipeg, Manitoba	2005

All of the Trustees and officers of the Fund and all of the Directors and officers of the Company have held their present positions or other executive positions with the same or associated firms or organizations during the past five (5) years, except as follows:

David G. Broadhurst is President of *Poynton Investments Limited*; President and C.O.O. of *Reeve Court Insurance Limited (Bermuda)* from 1998 to 2001; Investment Banker with *First Marathon Securities Limited* from 1996 to 1998. Previously he spent his entire career with *PriceWaterhouse Canada* retiring in 1996 as the Senior Tax Partner.

H. Sanford (Sandy) Riley is President and C.E.O. of *Richardson Financial Group Limited* since 2002; Chairman of Investors Group Inc. from 2001 to 2002; President and C.E.O. of *Investors Group Inc.* from 1992 to 2001. Chancellor of the *University of Winnipeg*; Chairman, *University of Winnipeg Foundation*. Director, *Molson Coors Brewing Company* and *James Richardson & Sons* affiliated companies. NWC Director since 2003.

Wendy F. Evans is President of Evans and Company Consultants Inc. In 1987 she formed Evans and Company Consultants Inc., which provides marketing, financial and management services. Ms. Evans is an Adjunct Professor in the School of Retail Management at Ryerson University.

She led the retail portion of the "Doing Business in the United States" research program at the National Centre for Management Research and Development. Ms. Evans is a Director on the Board of Sun Life Financial Trust, and has served on the Advisory Board of the Ontario Retail Sector Strategy.

Léo P. Charrière became Executive Vice-President, Chief Financial Officer and Secretary effective May 29, 2003. Prior to this appointment Léo was President and CEO of *TruServ Canada Cooperative Inc.*, a distributor of general merchandise in Winnipeg.

Kenneth M. Claudel became Vice-President, Logistics and Supply Chain Services effective October 15, 2002. Ken previously held the position of Director, Retail Service Centre and Northcan, responsible for Winnipeg based distribution Centre operations.

Scott A. McKay became Vice-President and General Manager, Giant Tiger, West Store Division on October 19th, 2004. Prior to this appointment Scott was the General Manager of *Plug-Ins Electronix* a Dubai based electronics retailer in the Middle East. His previous background includes Vice President of Retail Operations with *Intrawest Retail Group* in Golden Colorado and General Manager, Western Canada with *Toys R Us Canada.*

Gerald L. Mauthe joined North West Company on March 21, 2005 as Vice President of Information Services. Prior to this appointment Gerry was the Director / CIO of the Information Technology Group of *TruServ Canada Cooperative Inc.*, a distributor of general merchandise in Winnipeg. His previous background includes various Senior Consultant and Project Manager positions.

Russell J. Zwanka joined the company on August 8, 2005 as Executive Vice President, Food Procurement and Wholesale. Prior to this appointment, Russell was Vice President of Merchandising for Bozzuto's, a $1.5B Wholesaler/ Retailer located in Cheshire, CT. His previous background includes senior roles in Merchandising Planning, C-Stores, Procurement, and Category Management.

The term of office of each of the Trustees and the Directors expires at the next Annual Meeting of the Fund.

Trustees and officers of the Fund and Directors and officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 830,820 units or 5.2% of the outstanding Units of the Fund as of the date of this report.

<u>Audit Committee Information</u>

The Audit Committee Charter as approved by the Board of Trustees on March 16, 2006 is included in Appendix A. All members of the Audit Committee are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees and have the education and experience as shown below which is relevant to their roles as Audit Committee Members. External audit service fees are provided on page 38 hereof.

Audit Committee Members

Name and Principal Occupation	Municipality of Residence	Director Since
Gary J. Lukassen, Committee Chair	Mississauga, Ontario	1987
David G. Broadhurst	Toronto, Ontario	2005
Wendy F. Evans	Toronto, Ontario	2005
Keith G. Martell	Saskatoon, Saskatchewan	2000
James G. Oborne	Winnipeg, Manitoba	1987

Gary J. Lukassen, CA retired as Executive Vice-President and Chief Financial Officer, *The Hudson's Bay Company* in March 2001. He is currently a Director and the Chair of the Audit Committee of both Abitibi Consolidated Inc. and of Spinrite Income Fund.

David G. Broadhurst is President of *Poynton Investments Limited*; President and C.O.O. of *Reeve Court Insurance Limited (Bermuda)* from 1998 to 2001; Investment Banker with *First Marathon Securities Limited* from 1996 to 1998. Previously he spent his entire career with *PriceWaterhouse Canada* retiring in 1996 as the Senior Tax Partner.

Keith G. Martell, CA is the Chairman of the *First Nations Bank of Canada* since 1997; Executive Director of Finance of the *Federation of Saskatchewan Indian Nations* from 1994 to 1997; Chartered Accountant with *KPMG* from 1985 to 1994. Director, *Saskatchewan Institute of Applied Sciences and Technology, Public Sector Pension Investment Board of Canada, Flying Dust First Nation TLE Trust and Primrose Lake Settlement Trust.*

James G. Oborne, B.A. has 25 years experience as an investment dealer working in research, corporate finance, sales and branch management with two national firms and is the Chairman of the *Westgate Capital Group* and Managing Partner of the *Vision Capital Fund LP* since 1990. Chairman, *Institute of Classical Homeopathy Inc.*, the *University of Winnipeg* Pension Committee. Director, *Jazz Golf Equipment Inc.*, *Faneuil Group Inc.* and *MDS Capital Corporation*. Mr. Oborne is a member of four other audit committees, two of which he chairs.

Wendy F. Evans is President of Evans and Company Consultants Inc. In 1987 she formed Evans and Company Consultants Inc., which provides marketing, financial and management services, and research to a variety of clients largely within the retail, government and wholesale sectors. Ms. Evans has taught retail marketing, is an Adjunct Professor in the School of Retail Management at *Ryerson University* and is a Research Associate with the *Centre for the Study of Commercial Activity*. She led the retail portion of the "Doing Business in the United States" research program at the *National Centre for Management Research and Development* dealing with issues of cross border retailing between Canada, the U.S. and Mexico.

External Audit Service Fees

Fees paid to the external auditors in the past two years with respect to services provided to the Fund and the Company are:

	2005	**2004**
Audit fees	$283,882	$202,427
Audit related fees (1)	12,297	40,000
Tax fees (2)	253,342	143,950
Other fees (3)	19,441	3,472
Total	**$568,962**	**$389,849**

1. 2005 attendance at on site store audits; 2004 review of procedures for the Fund and confirmation of compliance with senior debt covenants. These procedures are included in the audit fees for 2005.
2. 2005 & 2004 quarterly tax compliance services and tax planning advice; 2005 $150,000 one time expense related to tax planning and advice.
3. 2005 CEO and CFO Certification advice and Canadian Public Accountability Board fees; 2004 Canadian Public Accountability Board fees.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Fund is CIBC Mellon Trust Company, 600 Dome Tower 6th Floor, 33-7th Ave. S. W., Calgary Alberta T2P 2Z1

ADDITIONAL INFORMATION

The Fund will provide to any persons, upon request to the Executive Vice President, Chief Financial Officer and Secretary of the Fund, Gibraltar House, 77 Main Street, Winnipeg, Manitoba, R3C 2R1, when the securities of the Fund are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of the Fund's securities, the following:

(i) one copy of the most recent Annual Information Form of the Fund, together with one copy of any document or the pertinent pages of any document, incorporated by reference into such Annual Information Form;

(ii) one copy of the comparative financial statements of the Fund for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Fund subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the Information Circular of the Fund in respect of its most recent annual meeting of unitholders that involved the election of Trustees of the Fund and Directors of the Company, or one copy of any annual filing prepared in lieu of that Information Circular, as appropriate;

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (i), (ii) or (iii) above; and

(v) Additional information relating to the company is on SEDAR at www.sedar.com.

(vi) additional information relating to the Company can be found on the Company's website at www.northwest.ca

At any other time, one copy of the above documents referred to in paragraphs (i), (ii), (iii) and (iv) shall be provided upon request to the Executive Vice President, Chief Financial Officer and Secretary of the Fund, Gibraltar House, 77 Main Street, Winnipeg, Manitoba, R3C 2R1, provided that the Fund may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Fund.

Additional information including Trustees', Directors' and officers' remuneration and indebtedness, principal holders of the Fund's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Fund's Information Circular for its most recent annual meeting of unitholders that involved the election of Trustees and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

The Auditor of the Fund is PricewaterhouseCoopers LLP, Richardson Building, One Lombard Place Winnipeg, Manitoba, R3B 0X6

APPENDIX “A”

NORTH WEST COMPANY FUND

AUDIT COMMITTEE CHARTER

Approved by the Board of Directors and the Board of Trustees on March 16, 2006

TABLE OF CONTENTS

1. Introduction

The Audit Committee will assist the Board of Trustees (the Trustees) in fulfilling their oversight responsibilities. The Audit Committee will review the integrity of the financial reporting process, the system of internal control and the management of financial risks, the audit process, and the company's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the Trustees, the Board of Directors, management, and the internal and external auditors. To perform his or her role effectively, each committee member will obtain an understanding of the detailed responsibilities of committee membership as well as the company's business, operations, and risks.

2. Reporting

The committee shall report to the Board of Trustees of the North West Company Fund.

3. Composition

The Audit Committee will consist of at least three and no more than six members of the Board of Trustees. The Trustees or their Corporate Governance and Nominating Committee will appoint committee members and the committee Chair. Each committee member will be both independent and financially literate and at least one member shall have accounting or related financial expertise. For this purpose "financial literacy" means the ability to read and understand a balance sheet, an income statement and a cash flow statement at the level of complexity of the Company and "accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

4. Appointment

Members of the committee shall be appointed at the meeting of the Trustees immediately following the Annual Meeting of Unitholders and shall hold office until the Annual Meeting in the following year, provided that any member may be removed or replaced at any time by the Trustees and shall in any event cease to be a member of the committee upon ceasing to be a Trustee.

5. Vacancies

Where a vacancy occurs at any time in the membership of the committee, it may be filled by the Trustees.

6. Chairman

The Trustees shall designate one of the members of the committee to be Chairman.

If the Chairman of the committee is not present at any meetings of the committee, one of the other members of the committee present at the meeting shall be chosen by the committee to preside.

The Chairman presiding at any meeting shall have a casting vote.

The responsibilities of the Chairman include:

- (i) chairs meetings of the committee and ensures that the committee meets on a regular basis
- (ii) provides leadership to enhance the effectiveness of the committee
- (iii) sets with management the agenda for the meetings
- (iv) ensures that the committee has access to timely and relevant information and resources to support its mandate
- (v) ensures that the committee fulfills it mandate, and
- (vi) acts as liaison between the committee and the Board and the committee and management

7. Meetings

The committee will meet at least four times a year, with authority to convene additional meetings, as circumstances require. All committee members are expected to attend each meeting, in person or via conference call. The committee will invite members of management, auditors or others to attend meetings and provide pertinent information, as necessary. It will hold private meetings with auditors and executive sessions. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes of the committee meetings will be prepared.

8. Secretary

The committee shall appoint a Secretary who need not be a member of the committee.

9. Notice of Meeting

Notice of the time and place of every meeting shall be given in writing, email or facsimile to each member of the committee at least seven days prior to the time fixed for such Meeting.

In addition to being given to the members, notice of meeting shall also be given to the Chairman, the President & CEO, the CFO, the external auditors and the internal auditor.

A member may in any manner waive notice of a meeting. Attendance of member at any meeting shall constitute waiver of notice.

10. Quorum

A majority of the committee, present in person or by telephone, shall constitute a quorum.

11. Attendance

The President and CEO, the CFO, the external auditors and the internal auditor shall, in normal circumstances, be expected to attend.

The committee may, by specific invitation, have other resource persons in attendance.

The committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee. It is expected that the committee will meet with the external auditors at least once each year without the presence of management.

12. Decisions

All decisions of the committee shall be made by a majority vote of the representatives at the meeting in which such vote is taken; provided, however that where the majority of representatives consent to a decision in writing, in lieu of a meeting, such written decision shall be of the same force and effect as if a majority vote was taken at a meeting of the committee.

13. Minutes

Minutes of committee meetings shall be sent to all Trustees.

14. Authority

The Audit Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

(a) Recommend the appointment, compensation, and oversee the work of the external auditors.

(b) Resolve any disagreements between management and the auditor regarding financial reporting.

(c) Set a policy that establishes appropriate guidelines for approval of non-audit services to be provided by external auditors.

(d) If necessary, retain independent counsel, accountants, or others to advise the committee or assist in the conduct of an investigation.

(e) Seek any information it requires from employees—all of whom are directed to cooperate with the committee's requests—or external parties.

(f) Meet with company officers, external auditors, or outside counsel, as necessary.

15. Responsibilities

(a) The committee will carry out the following responsibilities:

(b) Financial Statements

(c) Review significant accounting and reporting issues, including complex or unusual transactions and highly judgmental areas, tax liabilities and issues, recent professional and regulatory pronouncements, and understand their impact on the financial statements.

(d) Review with management and the external auditors the results of the audit, including any difficulties encountered.

(e) Review the annual audited financial statements, and consider whether they are accurate, complete, represent fairly the Fund's and its subsidiaries' financial position and performance and are in accordance with GAAP and recommend approval of the financial statements to the Board of Trustees.

(f) Review other sections of the annual report, related regulatory filings and earnings press releases before release and consider the accuracy and completeness of the information.

(g) Review with management and the external auditors all matters required to be communicated to the committee under generally accepted auditing standards.

(h) Understand how management develops interim financial information, and the nature and extent of internal and external auditor involvement.

(i) Review interim financial reports with management and the external auditors prior to their release, and consider whether they are complete and consistent with the information known to committee members.

16. Internal Control

(a) Consider the effectiveness of the Fund's and its Subsidiaries' internal control systems, including information technology security and control.

(b) Understand the scope of internal and external auditor's review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

17. Internal Audit

(a) Review with management and the Manager, Internal Audit, the mandate, plans, activities, staffing, and organizational structure of the internal audit function.

(b) Ensure that the internal audit function is structured in a manner that achieves independence.

(c) Review and concur in the appointment, replacement, or dismissal of the Manager, Internal Audit.

(d) Review the performance and effectiveness of the internal audit function.

(e) On a regular basis, meet separately with the Manager, Internal Audit to discuss any matters that the committee or internal audit believes should be discussed privately.

18. External Audit

(a) Review the external auditors' proposed audit scope and approach, including coordination of audit effort with internal audit.

(b) Review the external auditors' qualifications, performance and the firm's internal quality control procedures, and exercise final approval on the appointment or discharge of the auditors.

(c) Review with the external auditors the quality of the Fund's and its subsidiaries' accounting policies.

(d) Approve the external audit fee.

(e) Review and confirm the independence of the external auditors by obtaining statements from the auditors on relationships between the auditors and the company, including non-audit services, and discussing the relationships with the auditors.

(f) Review any unadjusted errors in the financial statements.

(g) On a regular basis, meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately.

(h) Review with the external auditors Report to Unitholders and letters to management on deficiencies in internal control and other matters of concern and management's response thereto.

(i) Set clear hiring policies for employees or former employees of the external auditors.

(j) Pre-approve any non-audit services to be performed by the external auditor and set a fee budget for such services.

19. Compliance

(a) Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any instances of noncompliance.

(b) Review the findings of any examinations by regulatory agencies, and any auditor observations.

(c) Review the process for communicating the code of conduct to company personnel, and for monitoring compliance therewith.

(d) Obtain regular updates from management and company legal counsel regarding compliance matters.

(e) Reviewing all incidents of fraud, illegal acts and conflict of interest.

20. Reporting Responsibilities

(a) Regularly report to the Board of Directors about committee activities, issues, and related recommendations.

(b) Provide an open avenue of communication between internal audit, the external auditors, and the board of directors.

(c) Report annually to the unitholders, describing the committee's composition, responsibilities and how they were discharged, and any other information required by rule, including approval of non-audit services.

(d) Review any other reports the Fund issues that relate to committee responsibilities.

(e) Review annually the Fund's policy on public disclosures.

21. Other Responsibilities

(a) Review and assess the adequacy of the committee mandate annually, requesting Board approval for proposed changes, and ensure appropriate disclosure as may be required by law or regulation.

(b) Confirm annually that all responsibilities outlined in this mandate have been carried out.

(c) Annual assessment to determine how effectively the committee is meeting its responsibilities.

(d) Review annually the Fund's and its subsidiaries' insurance program.

(e) Review and approve the procedures for the receipt, retention and treatment of complaints received by the Company or Fund regarding accounting, internal controls or auditing matters, including procedures for employees' confidential anonymous submissions. Ensure that all such complaints are presented to the committee

(f) Review process followed in CEO/CFO certification of financial statements.

EXEMPTION NUMBER 82-34737

NORTH WEST COMPANY FUND
Gibraltar House, 77 Main Street
Winnipeg, Manitoba R3C 2R1
PROXY

Solicited by the Trustees for the Annual and Special Meeting of Unitholders, June 8, 2006

The undersigned unitholder of North West Company Fund (the "Fund") hereby appoints Ian Sutherland, a trustee of the Fund, or failing him David Broadhurst, a trustee of the Fund, or failing him, ________________________ as proxy, with power of substitution, to attend, to act, and to vote all trust units of the Fund set forth below (the "Units") for, and on behalf of, the undersigned at the annual and special meeting of Unitholders (the "Meeting") to be held June 8, 2006, at 11:30 a.m. (Winnipeg time) and at any adjournment thereof. The persons above named are specifically directed to vote all Units registered in the name of the undersigned as follows:

(i) FOR O OR WITHHOLD FROM VOTING FOR O the election of those persons named in the management information circular of the Fund dated April 21, 2006 (the "Information Circular") as proposed trustees ("Trustees") of the Fund to hold office until the next annual meeting of the unitholders of the Fund, or his or her earlier resignation or removal.

(ii) FOR O OR WITHHOLD FROM VOTING FOR O the direction of the Trustees as to the election of those persons named in the Information Circular as proposed directors ("Directors") of the Company to hold office until the next annual meeting of the unitholders of the Fund, or his or her earlier resignation or removal.

(iii) FOR O OR WITHHOLD FROM VOTING FOR O the appointment of Pricewaterhouse Coopers LLP as auditors of the Fund and the Company and the authorization of the Trustees and Directors to fix the remuneration of the auditors.

(iv) FOR O OR AGAINST O the special resolution, the full text of which is set forth in the Information Circular, approving the internal reorganization of the Fund and its affiliates and certain related amendments to the Fund's declaration of trust.

(v) FOR O OR AGAINST O the resolution, the full text of which is set forth in the Information Circular, approving the adoption of the deferred unit plan for the Fund substantially in the form attached to the Information Circular.

(Unless otherwise indicated, this proxy is to be voted in favour of the resolutions set forth above)

____
UNITHOLDER'S SIGNATURE

Date ____________________, 2006.

Please execute this Proxy as directed in the accompanying Information Circular, and return promptly in the enclosed envelope. Reference is made to the accompanying Information Circular, for further information regarding the completion and use of this proxy and other information pertaining to the Meeting.

*** You have the right to appoint a person other than the persons designated herein to attend and act on your behalf at the Meeting. Such appointment may be made by inserting such person's name in the space provided.**

EXEMPTION NUMBER 82-34737

NORTH WEST COMPANY FUND

April 11, 2006

To: The Toronto Stock Exchange
Canadian Securities Administrators

NOTICE

Re: North West Company Fund
Trust Units CUSIP 662906 10 6
NP54-101

Pursuant to the requirements of NP54-101, I advise that the Trustees of North West Company Fund (the "Fund") have set a meeting date of June 8, 2006, for an Annual and Special Meeting of Unitholders, and that April 21, 2006, has been set as the record date for Unitholders entitled to receive notice and vote.

Should you have any questions about this notice, please call the undersigned at 204-934-1503; or Reinhard Sedlacek, Director Planning, Treasury Services & Assistant Secretary at 204-934-1525.

On behalf of the Board of Trustees:

Signed by "Léo Charrière"

Léo Charrière
Executive Vice-President, Chief Financial Officer & Secretary

FORM 52-109FM1

MODIFIED CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, EDWARD S. KENNEDY, President & Chief Executive Officer of North West Company Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the financial year ended January 28, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: April 24, 2006

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

EXEMPTION NUMBER 82-34737

FORM 52-109FM1

MODIFIED CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, LÉO P. CHARRIÈRE, Executive Vice President, Chief Financial Officer & Secretary of North West Company Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the financial year ended January 28, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: April 21, 2006

"Léo Charrière"

Léo P. Charrière
Executive Vice President
Chief Financial Officer & Secretary

EXEMPTION NUMBER 82-34737

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: North West Company Fund

Participation Fee for the Financial Year Ending: January 28, 2006

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year ______
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X ______
Market value of class or series = ______

______ (A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)

______ (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): ______ (B)
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares) ______ (B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = ______

Total fee payable in accordance with Appendix A of the Rule ______

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable ______
(please include the calculation pursuant to section 2.9 of the Rule)

$000's

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit 83,133

Contributed surplus ---

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are

classified as debt or equity for financial reporting purposes)	165,205
Long term debt (including the current portion)	84,632
Capital leases (including the current portion)	---
Minority or non-controlling interest	---
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	---
Any other item forming part of shareholders' equity and not set out specifically above	(4,479)
Total Capitalization	328,491
Total Fee payable pursuant to Appendix A of the Rule	$14,700

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x number of months remaining in financial year
year or elapsed since most recent financial year
12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

810-3120

DSM Press Release

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relations@dsm.com

DSM

21E

28 April 2006

Solid increase in sales and profits in first quarter

- *Sales up 11% from Q1 2005.*
- *Operating profit from continuing operations 13% higher than in Q1 2005.*
- *Net profit up 23% to EUR 161 million.*
- *Strong autonomous volume growth (+10%) in Performance Materials.*
- *Q2 2006 operating profit expected to be clearly (approx. 5-10%) above Q2 2005 (EUR 210 million).*

in EUR million	first quarter		
	2006	2005	+/-
Continuing operations:			
Net sales	**2,061**	**1,851**	**11%**
Operating profit plus depreciation & amortization (EBITDA)	314	299	5%
Operating profit (EBIT)	**206**	**182**	**13%**
- Nutrition	82	78	5%
- Pharma	15	8	88%
- Performance Materials	84	67	25%
- Industrial Chemicals	40	43	-7%
- Other activities	-15	-14	
Discontinued / discontinuing operations			
Net sales	7	133	
Operating profit plus depreciation & amortization (EBITDA)	-1	11	
Operating profit (EBIT)	-1	6	
Total DSM:			
Net sales	**2,068**	**1,984**	**4%**
Operating profit (EBIT)	**205**	**188**	**9%**
Net profit excluding exceptional items	**140**	**131**	**7%**
Net result from exceptional items	21	-	
Net profit	**161**	**131**	**23%**
Per ordinary share in EUR:			
- net earnings excluding exceptional items	0.72	0.66	9%
- net earnings	0.83	0.66	26%
Average number of ordinary shares outstanding (x million)	191.1	191.7	-0%

In this report, 'operating profit' (plus depreciation and amortization) is understood to be operating profit (plus depreciation and amortization) excluding exceptional items. 'Net profit' is the net profit attributable to equity holders of Royal DSM N.V.

In this report, 'continuing operations' refers to the DSM operations excluding DSM Bakery Ingredients, the SBR business, DSM Minera and Holland Sweetener Company.

This report is based on the new clustering of activities. The 2005 quarterly figures according to the new clustering of activities are given in the Annex.

DSM Press Release

DSM

Solid increase in sales and profits in first quarter

General

At EUR 206 million, the *Operating profit from continuing operations* was EUR 24 million higher than in the first quarter of 2005. *Net profit excluding exceptional items* amounted to EUR 140 million, up 7% from the first quarter of 2005. *Net profit* amounted to EUR 161 million, up 23% from Q1 2005 (EUR 131 million). The net profit includes a positive amount (EUR 21 million) from exceptional items, which is the balance of the profit on the sale of DSM Minera (Chile) and the cost of the termination of the aspartame activities.

Peter Elverding, chairman of the DSM Managing Board, made the following comment on the results: "*The start to the year 2006 has been excellent, even better than in the record year 2005. The Performance Materials cluster in particular is performing very well, with growth figures that are considerably higher than general economic growth.*

"As part of our new corporate strategy Vision 2010 – Building on Strengths we have made a successful start on additional efforts in the field of market-driven innovation. We have high expectations for these programs; obviously, the costs will exceed the revenues for the time being.

"The prospects for our markets for this year continue to be good, although there are still economic and monetary uncertainties. I remain confident about the year as a whole and I expect that our second-quarter operating profit will also be clearly above last year's."

Net sales

in EUR million	**first quarter 2006**	**2005**
Nutrition	613	573
Pharma	237	205
Performance Materials	680	564
Industrial Chemicals	427	409
Other activities	104	100
Total, continuing operations	2,061	1,851
Discontinued / discontinuing operations	7	133
Total	2,068	1,984

Net sales from continuing operations in Q1 2006 increased by more than 11% compared with Q1 2005. Sales volumes increased by 4%. Selling prices were up 3% on average. Exchange rate developments, in particular the higher exchange rate for the US dollar, had a positive effect of 3% on sales. Acquisitions contributed 1%.

Operating profit
The operating profit from continuing operations amounted to EUR 206 million in the first quarter, which represents a 13% increase compared with the first quarter of 2005. Higher sales volumes, higher selling prices and lower fixed costs more than compensated for the increase in raw material costs. The largest increase in operating profit was recorded in the Performance Materials cluster.

Business review by cluster

Nutrition

in EUR million	**first quarter 2006**	**first quarter 2005**
Net sales including intra-Group supplies	626	594
Operating profit plus depreciation and amortization	119	115
Operating profit	82	78

Sales in this cluster grew by 5% due to the combined effect of higher sales volumes and the higher exchange rate for the US dollar.

DSM Nutritional Products saw its sales volumes in both Human Nutrition & Health (HNH) and Animal Nutrition & Health (ANH) grow compared to Q1 2005, which provided ample compensation for the slightly lower prices for some products. Although the effect of avian flu on ANH sales volumes was once again limited in this quarter, it remains an important risk factor. DSM Nutritional Products saw its operating profit improve slightly as a result of lower fixed costs and an improvement of its product mix. Sales at DSM Food Specialties remained at virtually the same level. The effects of the planned phasing-out of the feed-enzymes tolling activities that is taking place this year began to become visible. The business group nevertheless managed to improve its operating profit thanks to savings on fixed costs.

Pharma

in EUR million	**first quarter 2006**	**first quarter 2005**
Net sales including intra-Group supplies	247	217
Operating profit plus depreciation and amortization	36	30
Operating profit	15	8

Sales were up 14% due to higher volumes, slightly increased prices and the stronger US dollar.

The operating profit was substantially higher due to a clear increase in sales volumes at DSM Anti-Infectives and a lower level of fixed costs thanks to the successful implementation of restructuring projects. DSM Anti-Infectives saw its operating result improve considerably, as expected, and was close to break-even.

Performance Materials

in EUR million	first quarter 2006	2005
Net sales including intra-Group supplies	682	568
Operating profit plus depreciation and amortization	108	93
Operating profit	84	67

Sales were up 20% due to a 10% increase in sales volumes, higher selling prices, the higher exchange rate for the US dollar and the contribution from DSM NeoResins (which contributed for only two months in Q1 2005).

The operating profit for the cluster rose substantially (25%) due to higher sales volumes and higher margins. DSM Engineering Plastics and DSM Resins in particular contributed to this performance. DSM Dyneema's operating profit remained at a high level in the run-up to capacity expansions in the second half of the year.

Industrial Chemicals

in EUR million	first quarter 2006	2005
Net sales including intra-Group supplies	490	458
Operating profit plus depreciation and amortization	57	64
Operating profit	40	43

Sales for this cluster were up 7% from Q1 2005, mainly due to higher prices and the stronger US dollar. DSM Fibre Intermediates posted a slightly higher operating profit than in Q1 2005. DSM Melamine's results came under further pressure and were negative. DSM Agro recorded a lower operating profit due to a shift in the sales volume pattern resulting from the very late start of the fertilizer spreading season, which in turn was due to prolonged winter conditions. High energy prices were responsible for a higher profit at DSM Energy.

Other activities

in EUR million	first quarter 2006	2005
Net sales including intra-Group supplies	107	103
Operating profit plus depreciation and amortization	-6	-3
Operating profit	-15	-14

The operating profit for Other activities was virtually unchanged from Q1 2005. Noordgastransport and the service organizations in particular saw their results improve, but this was offset by the higher costs of share-based compensation due to the strong increase (11%) in the price of the DSM share in the first quarter of 2006.

Net profit
The *Net profit* increased relative to Q1 2005, from EUR 131 million to EUR 161 million (23%), because of the higher operating profit and the exceptional items.

Net finance costs amounted to EUR 19 million in Q1 2006. This is in line with the previous few quarters.

At 25%, the *effective tax rate* in Q1 2006 was slightly lower than in Q1 2005 (26%).

The *Net profit excluding exceptional items* amounted to EUR 140 million, which is EUR 9 million (7%) higher than in the first quarter of 2005.

The *Exceptional items* related to, on the one hand, the sale of DSM Minera, yielding a book profit of EUR 31 million after taxation, and on the other hand the cost of the proposed termination of the aspartame business, amounting to EUR 10 million after taxation.

Net earnings per ordinary share increased by 26%. The increase was favorably influenced by a reduction in the dividend on Class A cumulative preference shares from EUR 16 million to EUR 10 million per annum. This was a consequence of the contractual revision of the dividend percentage for the next ten years.

Cash flow, capital expenditure and financing
The cash flow (net profit plus amortization and depreciation) in the first quarter of 2006 amounted to EUR 271 million, up EUR 18 million from Q1 2005. At EUR 75 million, capital expenditure (excluding acquisitions) was below the level of amortization and depreciation (EUR 110 million), but above the level of Q1 2005 (EUR 56 million). The working capital increased compared to year-end 2005. This was due mainly to a one-off increase in inventories (especially at DSM Agro, due to the late start of the fertilizer spreading season) and the seasonal increase in working capital following the low level of activity at the end of the year.

Net debt decreased by EUR 76 million to EUR 756 million in Q1 2006.

Workforce
New consolidations in China and the sale of DSM Minera added on balance 40 employees to the workforce. Since restructuring operations and attrition resulted in a decrease of 87, the workforce decreased on balance by 47.

Outlook
The generally good conditions in DSM's markets are expected to continue in the next few quarters. A particularly favorable circumstance is the fact that economic growth is now picking up in Europe as well. DSM continues to be positive about the prospects for the full year 2006.

The main risks are the development of the US dollar exchange rate and the (volatility in) raw material prices.

Against this background, DSM expects its results from continuing operations for the second quarter of 2006 to show a clear (approx. 5-10%) improvement on the strong results of Q2 2005 (EUR 210 million).

Heerlen, 28 April 2006

The Managing Board

Important dates:

Publication of second-quarter results:	Thursday, 27 July 2006
Publication of third-quarter results:	Thursday, 26 October 2006
Annual Report 2006:	Wednesday,14 February 2007
Annual General Meeting:	Wednesday, 28 March 2007

For more information
DSM, Corporate Communications,
Tel. +31 (45) 5782421, fax +31 (45) 5740680
E-mail: media.relations@dsm.com

Investors
DSM Investor Relations
Tel. +31 (45) 5782864, fax +31 (45) 5782595
E-mail: investor.relations@dsm.com

Internet: www.dsm.com

DSM Press Release

DSM

Condensed consolidated statement of income

first quarter 2006			in EUR million	first quarter 2005		
excl. exceptional items	exceptional items	total		excl. exceptional items	exceptional items	total
2,068	-	2,068	net sales	1,984	-	1,984
313	20	333	operating profit plus depreciation and amortization (EBITDA)	310	-	310
205	18	223	operating profit (EBIT)	188	-	188
1	-	1	minus discontinued / discontinuing operations	-6	-	-6
206	18	224	operating profit from continuing operations	182	-	182
-19	-	-19	net finance costs	-12	-	-12
0	-	0	profit from associates	1	-	1
187	18	205	result before taxation	171	-	171
-46	3	-43	taxation	-44	-	-44
141	21	162	net profit from continuing operations	127	-	127
0	-	0	net profit from discontinued / discontinuing operations	2	-	2
141	21	162	profit for the quarter	129	-	129
-1	-	-1	minority interests	2	-	2
140	21	161	net profit	131	-	131
140	21	161	net profit	131	-	131
-3	-	-3	dividend on cumulative preference shares	-4	-	-4
137	21	158	net profit used for calculating earnings per share	127	-	127
248	23	271	cash flow	253	-	253
108	2	110	depreciation and amortization	122	-	122
		73	capital expenditure			56
		-	acquisitions			520
			per ordinary share in EUR*:			
0.72		0.83	- net earnings	0.66		0.66
1.28		1.40	- cash flow	1.30		1.30
		191.1	average number of ordinary shares outstanding (x million)			191.7
		190.9	number of ordinary shares outstanding, end of period (x million)			191.3
		21,773	workforce at end of period			**21,820
		7,221	of which in the Netherlands			**7,258

* After deduction of dividend on cumulative preference shares.
** Year-end 2005.

This quarterly report has not been audited.

DSM Press Release

DSM

Consolidated balance sheet

in EUR million	31 March 2006		year-end 2005	
intangible assets	1,004		1,003	
tangible assets	3,675		3,750	
deferred tax assets	508		517	
associates	33		43	
pre-paid pension costs	420		405	
other financial assets	194		189	
total non-current assets		5,834		5,907
inventories	1,590		1,535	
receivables	1,705		1,597	
financial derivatives	55		36	
current investments	7		5	
cash and cash equivalents	983		902	
total current assets		4,340		4,075
assets held for sale		-		43
total assets		10,174		10,025

in EUR million	31 March 2006		year-end 2005	
shareholders' equity	5,472		5,474	
minority interests	70		67	
equity		5,542		5,541
deferred tax liabilities	204		198	
pension liabilities	355		363	
provisions	159		145	
borrowings	1,358		1,381	
other non-current liabilities	54		53	
total non-current liabilities		2,130		2,140
pension liabilities	32		25	
provisions	179		218	
borrowings	388		329	
financial derivatives	55		65	
other current liabilities	1,848		1,699	
total current liabilities		2,502		2,336
liabilities held for sale		-		8
total liabilities		10,174		10,025
capital employed		6,126		6,221
equity / total assets		0.54		0.55
net debt		756		832
net debt / equity plus net debt		0.12		0.13

This quarterly report has not been audited.

Condensed statement of cash flows

in EUR million	first quarter 2006		2005	
cash and cash equivalents at beginning of period		902		1,261
operating activities:				
- net profit plus depreciation and amortization	271		253	
- change in working capital	-193		-184	
- other changes	-55		-66	
cash flow from operating activities		23		3
investing activities:				
- capital expenditure	-75		-56	
- acquisitions	-		-520	
- sale of subsidiaries	74		-	
- divestments	-		4	
- other changes	6		-4	
net cash from investing activities		5		-576
dividend		-		-
net cash from financing activities		60		-5
effects of changes in consolidation and exchange differences		-7		-
cash and cash equivalents at end of period		983		683

Condensed statement of changes in shareholders' equity

in EUR million	first quarter 2006	2005
shareholders' equity at beginning of period	5,474	4,835
changes:		
- net profit	161	131
- dividend	-146	-
- exchange differences	-24	47
- repurchased shares	-33	-75
- repurchased shares used in servicing option rights	19	40
- reclassification of class A cumprefs	-	233
- change in hedging reserve	16	-3
- other	5	-3
shareholders' equity at end of period	5,472	5,205

This quarterly report has not been audited.

Annex

In the framework of Vision 2010 DSM has decided to slightly modify the clustering of businesses as from the start of 2006. The main changes relate to the activities that were previously included in the Life Science Products cluster.

The continuing nutrition-related operations of the former Life Science Products cluster, viz. the DSM Food Specialties business group and some activities of the former DSM Fine Chemicals business group, have been grouped into a new **Nutrition** cluster together with DSM Nutritional Products. The pharma-related activities of the former Life Science Products cluster, viz. the DSM Anti-Infectives and DSM Pharmaceutical Products business groups, together with the activities relating to the custom manufacturing of active ingredients for the agrochemical industry of the former DSM Fine Chemicals business group, have been grouped into a new **Pharma** cluster. The composition of the **Performance Materials** and **Industrial Chemicals** clusters has remained unchanged.

To enable a meaningful comparison, the figures published in 2005 are presented on the next page in such a way as to reflect the new clustering of activities.

In this table, moreover, the figures relating to the activities that have been discontinued in the period since the beginning of last year (DSM Bakery Ingredients, the SBR business and DSM Minera, which have meanwhile been divested) have been separated from the rest, and the same holds for the figures relating to aspartame production and marketing. The latter activities will be discontinued later this year, as announced in March 2006.

DSM Press Release

DSM

2005 quarterly figures according to new clustering of activities

in EUR mln	Q1'05	Q2'05	Q3'05	Q4'05	2005
Nutrition					
Net sales incl intragroup supplies	594	615	615	634	2458
Net sales external	573	605	613	608	2399
EBITDA	115	127	134	111	487
EBIT	78	85	94	72	329
Pharma					
Net sales incl intragroup supplies	217	238	251	282	988
Net sales external	205	222	224	273	924
EBITDA	30	32	31	50	143
EBIT	8	9	8	16	41
Performance Materials					
Net sales incl intragroup supplies	568	633	616	642	2459
Net sales external	564	633	608	642	2447
EBITDA	93	102	114	101	410
EBIT	67	77	88	73	305
Industrial Chemicals					
Net sales incl intragroup supplies	458	484	454	503	1899
Net sales external	409	435	399	444	1687
EBITDA	64	76	59	47	246
EBIT	43	54	38	30	165
Other					
Net sales incl intragroup supplies	103	88	92	93	376
Net sales external	100	83	86	90	359
EBITDA	-3	-6	-2	3	-8
EBIT	-14	-15	-13	-11	-53
Total continuing operations					
Net sales	1851	1978	1930	2057	7816
EBITDA	299	331	336	312	1278
EBIT	182	210	215	180	787
Discontinued / discontinuing operations					
Net sales incl intragroup supplies	133	145	65	36	379
Net sales external	133	145	65	36	379
EBITDA	11	12	6	4	33
EBIT	6	7	5	[illegible]	[illegible]